Confidential draft No. 2 as confidentially submitted to the U.S. Securities and Exchange Commission on March 18, 2024. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

Amendment No. 1 to
FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

____________________

Cambodia Airways Co., Ltd

(Exact name of registrant as specified in its charter)

____________________

Cayman Islands	4512	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS. Employer Identification Number)

NO. 02, Russian Federation Blvd
Sangkat Ka Kab, Khan Por Senchey
Phnom Penh, Kingdom of Cambodia 120912
+855 23901321

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

____________________

[Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

____________________

With a Copy to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-530-2210

____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†        The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby files this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED ______

Class A ordinary shares

Cambodia Airways Co., Ltd

This is the initial public offering (“IPO”) of Class A ordinary shares of Cambodia Airways Co., Ltd, a Cayman Islands exempted company, and we are offering Class A ordinary shares, par value $0.0001 per share. The offering price of our Class A ordinary shares in this offering is expected to be between US$             and US$             per share. Prior to this offering, there has been no public market for our Class A ordinary shares.

We plan to apply to list our Class A ordinary shares on the Nasdaq Capital Market under the symbol “CAKR”. This offering is contingent upon us listing our Class A ordinary shares on Nasdaq or another national exchange. There is no guarantee or assurance that our Class A ordinary shares will be approved for listing on the Nasdaq Capital Market or another national exchange.

We have a dual class capital structure, which will have the effect of concentrating voting control with our controlling shareholders with respect to matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.

We are an “emerging growth company” as defined in section 3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are therefore eligible for certain exemptions from various reporting requirements applicable to reporting companies under the Exchange Act. (See “Exemptions Under the Jumpstart Our Business Startups Act.”)

We are and will continue to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules due to the fact that Mr. Kong Hwa Ng will beneficially own more than 50% of our total voting power after the offering represented by our issued and outstanding Class A ordinary shares and Class B ordinary shares, and as such, he will control matters subject to a vote by our shareholders (44,300,000 Class A ordinary shares and 10,000,000 Class B ordinary shares representing approximately 97.72% of our total voting power. Each Class A Ordinary Share entitles the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share entitles the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Holders of Class B Ordinary Shares are not entitled to dividend or other distribution of the Company’s assets, including any distribution of assets to shareholders on a winding up.

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely on certain exemptions from corporate governance rules. We do not plan to rely on these exemptions, but we may elect to do so after we complete this offering.

Investing in our Class A ordinary shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Class A ordinary shares in “Risk Factors” beginning on page 12.

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us, before expenses(2)	$	$

____________

(1)      Represents underwriting discounts equal to 7% of the gross proceeds from the sale of Class A ordinary shares in this offering.

(2)      In addition to the underwriting discounts listed above, we have agreed to reimburse the underwriters for certain expenses in connection with this offering. The total amount of underwriters’ expenses related to this offering is set forth in the section entitled “Underwriting.”

We expect our total cash expenses for this offering to be approximately $            , exclusive of the above discounts and expenses payable to the underwriters. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or “FINRA,” as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting” beginning on page 122.

This offering is being conducted on a firm commitment basis. The underwriters have agreed to purchase and pay for all of the Class A ordinary shares offered by this prospectus if they purchase any Class A ordinary shares.

The underwriters expect to deliver the Class A ordinary shares against payment as set forth under “Underwriting”, on page 122.

Prospectus dated            , 2024.

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different information or to make any representations other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriter take no responsibility for and cannot provide any assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters are making an offer to sell the securities in any jurisdiction where the offer or sale thereof is not permitted. The information contained in this prospectus is accurate only as of the respective date of such information, regardless of the time of delivery of this prospectus or of any sale or offer to sell hereunder. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

To the extent this prospectus contains summaries of the documents referred to herein, you are directed to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of such documents as described below in the section titled “Where You Can Find Additional Information.”

Until and including            , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

ABOUT THIS PROSPECTUS

Except as otherwise set forth in this prospectus, neither we nor the underwriters have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A ordinary shares and the distribution of this prospectus outside of the United States.

Cambodia Airways’ reporting currency is the United States Dollar. The functional currencies of Cambodia Airways is the United States Dollar. Cambodia Airways engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings.

Unless otherwise noted, (i) all industry and market data in this prospectus is presented in U.S. dollars, (ii) all financial and other data related to our company in this prospectus is presented in U.S. dollars, (iii) all references to “$” or “USD” in this prospectus (other than in our financial statements) refer to U.S. dollars, and (iv) all references to “KHR” in this prospectus refer to Cambodian Riel.

Our fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

We have commissioned the industry report from Frost and Sullivan Limited (“Frost & Sullivan). Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

ii

PROSPECTUS SUMMARY

The following summary highlights, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus. You should carefully read the entire document, including our historical and pro forma financial statements and related notes, to understand our business, the Class A ordinary shares, and the other considerations that are important to your decision to invest in the Class A ordinary shares.

You should pay special attention to the “Risk Factors” section. Our actual results and future events may differ significantly based upon several factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Prospectus Conventions

Conventions regarding the holding company and its subsidiaries:

“Cambodia Airways”, “we”, “us”, “our”, “our airline”, the “Company”, and “our company” refer to Cambodia Airways Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and its subsidiary.

“Subsidiary” or “Operating Subsidiary” refers to Cambodia Airways Co., Ltd., the operating subsidiary of the Company, formed under the laws of the Kingdom of Cambodia.

Conventions regarding airports:

“BKK” refers to Suvarnabhumi International Airport in Bangkok, Thailand.

“CTU” refers to Chengdu Shuangliu International Airport in Chengdu, China.

“MFM” refers to Macau International Airport in Macau, Special Administrative Region of China.

“PNH” refers to Phnom Penh International Airport in Phnom Pehn, Kingdom of Cambodia.

“PKX” refers to Daxing International Airport in Beijing, China.

“ROR” refers to Palau International Airport in Republic of Palau.

“SGN” refers to Tan Son Nhat International Airport in Ho Chi Minh City, Vietnam.

“SIN” refers to Changi Airport in Singapore.

“SZX” refers to Bao’an International Airport in Shenzhen, China.

“TFU” refers to Tianfu International Airport in Chengdu, China.

Conventions regarding our business, services and this prospectus:

“AACM” refers to the Civil Aviation Authority of Macau, Special Administrative Region of China.

“ADS-B” refers to an airspace surveillance system which could eventually replace radar as the main surveillance method for controlling aircraft worldwide.

“Air Form 24-03-00 Major Repair and Modification” is a record form that memorializes key maintenance and alternation records, which need to be submitted to SSCA within 48 hours of occurrence.

“ALS” refers to Airworthiness Limitation Section.

“AMO” refers to approved maintenance organization that performs specific aircraft maintenance activities including inspection, overhaul, maintenance, repair or modification.

“AMP” refers to the Company’s Approved Maintenance Program.

“AOC” refers to Air Operator Certificate, which is a certificate authorizing an operator to carry out specified commercial air transport operations.

“AOCR” or “AOCRs” refers to Air Operator Certificate Requirements, which is a certificate authorizing an operator to carry out specified commercial air transport operations.

“APU” refers to auxiliary power unit.

“ATC” refers to air traffic control.

“Authorized person”, in general, refers to a staff member of the Company directly hired by the Operating Subsidiary, or a person who is a third-party contractor that have been accepted by the Company’s quality assurance manager.

“CAA” or “CAAs” refer to Civil Aviation Authorities, which are responsible for the oversight and regulation of civil aviation with a focus on aviation safety, security, airspace policy, economic regulation, efficiency, sustainability, consumer protection and respect for the environment.

“CAAC” refers to the Civil Aviation Administration of China.

“CAAS” refers to the Civil Aviation Authority of Singapore.

“CAAT” refers to the Civil Aviation Authority of Thailand.

“CAAV” refers to the Civil Aviation Authority of Vietnam.

“Cargo Service Manager” refer to an individual working in ground operations and reporting to the Director of Ground Operations.

“CCAR” refers to regulations on civil aviation safety and management; it is a set of standards proposed by the International Civil Aviation Organization, which seeks to promote safety performance management throughout the civil aviation industry. It also refers to the Cambodian Civil Aviation Regulations in “Regulations” section.

“Certificate of Conformity” or “CoC” is a document issued by manufacturers or designated personnel with the authority to assure customers or buyers that the product has been manufactured with test results showing compliance to international or regulatory standards. “Director of Ground Operations” are individuals who oversees various critical aspects within the Company in ground operations.

“EASA” refers to the European Union Aviation Safety Agency, which is an agency of the European Union with responsibility for civil aviation safety.

“EDTO” refers to Extended Diversion Time Operations, which is any operation by an airplane with two or more turbine engines where the diversion time to an en-route alternate aerodrome is greater than the threshold time established by the State of the Operator. It is formerly known as Extended Range Twin-Engine Operations, or ETOPS.

“EMD” refers to the Company’s Engineering & Maintenance Department.

“FAA” refer to the Federal Aviation Administration, which is the largest transportation agency of the U.S. government and regulates all aspects of civil aviation in the U.S.

“ICAO” refers to the International Civil Aviation Organization, which is a specialized agency of the United Nations that coordinates the principles and techniques of international air navigation and fosters the planning and development of international air transport to promote safe and orderly growth.

“IT” refers to information technology.

“KHR” refers to Cambodian Riels, the national currency of the Kingdom of Cambodia.

“Line Maintenance” refers to any maintenance that must be carried out before flight to ensure the aircraft is fit for the intended flight. It may include troubleshooting, defect rectification, component replacement with use of external test equipment if required, component replacement (may include components such as engines and propellers), scheduled maintenance and/or checks including visual inspections that will detect obvious unsatisfactory conditions or discrepancies but do not require extensive in-depth inspection.

“MMD” refers to the Company’s Material Management Division, which is overseen by the Engineering & Maintenance Department.

“MPD” refers to the Company’s Maintenance Planning Document.

“MRBR” refers to the Maintenance Review Board Report instructed by the EASA, which contains the minimum initial scheduled maintenance requirement and constitutes an acceptable means of compliance for developing a maintenance program or schedule maintenance instructions as a part of the compliance with the International Civil Aviation Organization standards.

“MSG-3” refers to Maintenance Steering Group-3, which is a widely used to develop initial maintenance requirements for modern commercial aircraft. Specifically, MSG-3 is a methodology used in aviation for developing maintenance programs for aircraft. The MSG-3 process is a systematic and structured approach to maintenance that aims to optimize safety, reliability, and cost-effectiveness in aircraft operations.

“Msn” refers to a unique manufacturer serial numbers assigned a particular aircraft.

“Nasdaq” refers to the Nasdaq Stock Market LLC.

“OEM” refers to Original Equipment Manufacturer, which is the source of a particular aircraft component.

“Passenger Service Manager” refer to an individual working in ground operations and reporting to the Director of Ground Operations.

“PBN” refers to Performance-based Navigation, which serves to redefine the aircraft’s required navigation capability from sensor based to performance based.

“RMB” refers to Renminbi, national currency of China.

“RVSM” refers to Reduced Vertical Separation Minimum, which is defined as the reduction of vertical space between aircraft from 2,000 to 1,000 feet at flight levels from 29,000 feet up to 41,000 feet. RVSM has been implemented as a means to increase airspace capacity and provide access to more fuel-efficient flight levels.

“SAG” refers to the Company’s Safety Action Group.

“SMS” refers to the Company’s Safety Management System.

“SQD” refers to the Company’s Safety & Quality Assurance Department.

“SSCA” refers to the State Secretariat of Civil Aviation of Cambodia, which oversees the operation of national airports and air traffic management system in Cambodia.

“Station Manager” refer to an individual working in ground operations and reporting to the Director of Ground Operations. “TC” refers to certain Type Certificate, which an initial foundational certification issued by aviation regulatory bodies, such as the FAA, confirming that a particular design of an aircraft or its components meets the prescribed safety standards.

“UN-ICAO” refers to a specialized agency of the United Nations that coordinates the principles and techniques of international air navigation, and fosters the planning and development of international air transport to promote safe and orderly growth.

Overview

Cambodia Airways is the sole full-service airline based in Cambodia. We primarily operate from Phnom Penh, the country’s capital and provide commercial airline services throughout China and Southeast Asia. We take pride in our Company’s distinctive services, which embody Cambodia’s rich Khmer heritage and cultural essence. Our established aviation network spans a 5-hour radius that encompasses the Asia-Pacific region, and our core market currently resides in mainland China and Southeast Asia.

We are a holding company incorporated in the Cayman Islands with no operations, and conduct all of our airline operations through our Operating Subsidiary, Cambodia Airways Co., Ltd. We commenced our operations as a full-service regional carrier with limited operating history. In 2023 and 2022 respectively, the Operating Subsidiary carried 151,807 and 22,636 passengers and had passenger revenue of approximately US$20.25 million and

$20.39 million. We had a net loss of approximately $28.54 million and negative cash flow from operating activities of approximately $4.04 million for the year ended June 30, 2023, and a net loss of approximately $14.89 million and cash flow from operating activities of approximately $7.87 million for the year ended June 30, 2022.

Our operations primarily focus on regional flights to Southeast Asia, as well as international flights to southern China cities and Beijing, China. As of June 30, 2023, we operated seven flight routes consisting of three regional routes and four international routes, and the destinations consist of Bangkok (Thailand), Singapore, Ho Chi Minh City (Vietnam), Macau (SAR of China), Koror (Palau), Chengdu (China), Beijing (China), and Shenzhen (China). As of the date of this prospectus, the number of our passenger flight route increased to twelve since the tourist industry has gradually recovered from the COVID-19 pandemic. The new destinations consist of Sanya (China), Haikou (China), Chongqing (China), Jieyang (China), Jinan (China) and Nha Trang (Vietnam).

In addition to commercial air services, we also provide air cargo services. Currently, our freight transport is limited to passenger belly cargo only which primarily comprises of non-hazardous e-commerce goods (such as fabrics). As of the date of this prospectus, we are in the process of obtaining permits to transport other goods as part of our air cargo service portfolio and plan to introduce dedicated freighter-planes for air cargo operations in the future.

Our corporate headquarters and principal base of operation are located in Phnom Penh, the capital city of Cambodia, which we believe stands as a pivotal transportation hub and serves as both the political and economic epicenter of the country. With the largest population in Cambodia, we believe Phnom Penh has an extensive network of existing flight routes, making this a natural choice for our headquarters.

As of the date of this prospectus, we have a fleet of six aircrafts, consisting of Airbus A319 and A320 series airliners and the average age of our Airbus A319s is 15 years, while the Airbus A320s is 4 years as of June 30, 2023.

We continually evaluate our network of domestic, regional and international routes in light of our operating profitability and efficiency. Our current flight routes are subject to approval by a number of regulatory authorities and government bodies including the Civil Aviation Authorities of Thailand, Singapore, Vietnam, Macau SAR and mainland China, as well as the Changi Airport Group, the Aeronautical Circular Civil Aviation Authority in Macau, and Palau government. Beginning in 2020, due to the COVID-19 pandemic and its negative impact on the air travel demand in domestic and international markets, as well as the various travel restrictions and border control measures implemented by government authorities of China and other countries, we made certain adjustments to our flight routes. The adjustments included temporarily suspending or reducing the number of flights on some of our pre-existing flight routes. After 2020, both our international and domestic routes were significantly affected well into 2022 and have been gradually recovering since the beginning of 2023.

As of the date of this prospectus, our aviation network is as follows:

Corporate Structure

Below is a chart illustrating our corporate structure after giving effect to this offering:

Cambodia Airways Holding Co., Ltd
% of Class A ordinary shares
Public Shareholders
% of Class A ordinary shares
Other Existing Shareholders
% of Class A ordinary shares
Kong Hwa Ng
100% of Class B ordinary shares
Cambodia Airways Co., Ltd.
(a Cayman Islands company)
100%
Offshore
Onshore
Cambodia Airways Co., Ltd.
(a Cambodia company)

Competitive Strengths

We believe the following business strengths allow us to compete successfully:

•        We maintain and operate one of the largest aviation networks in Cambodia.

•        We strive to provide all passengers with excellent customer service.

•        We have invested heavily in building our brand image and service recognition.

•        We have an experienced and well-connected management team that is dedicated to growing our business.

Our Growth Strategy

We plan to expand our network to key destinations in the Asia-Pacific region.

Cambodia Airways plans to connect its services to major aviation hubs in the Asia-Pacific region by 2025, such as Hong Kong, Ho Chi Minh City, Kuala Lumpur, Seoul, Tokyo, and others, recognizing their significance as origins for travel to Cambodia and gateways to global destinations. By planning to strategically add these destinations, we aim to establish direct connections to Cambodia and enhance travel options for Cambodian residents while meeting growing passenger demands, particularly from business and leisure travelers. We believe this planned expansion will not only strengthen our network, but also position Cambodia Airways to be a key facilitator of global connectivity for passengers both traveling into and out of Cambodia.

We plan to continuously pursue partnership expansion and enhance our overall competitiveness.

Cambodia Airways focuses on partnership-driven growth, starting with Cambodia as its hub and expanding routes through alliances with similarly sized airlines. The Company aims to enhance global connectivity and foster continued competitiveness in the aviation market by seeking agreements with larger carriers such as Cathay Pacific and Singapore Airlines as we grow.

We plan to expand our fleet to include more new models.

To reduce costs and operational challenges, we plan to acquire new long-range narrow-body aircraft like the A320neo and A321LR (“long range”) to enable us to offer direct flights of up to 8-10 hours. Between 2026 and 2029, we plan to introduce two new passenger aircrafts each year to expand our direct flight routes to the Middle East, North Asia and Australia. We also plan to introduce wide-body aircrafts for business routes with lie-flat cabins, which we believe will enhance the airline’s brand and market presence while offering improved in-flight experiences for our passengers. This planned expansion aims to increase our efficiency and passenger comfort while diversifying services to meet evolving market demands and solidifying Cambodia Airways as a preferred choice for comfortable, convenient, and connected travel across various regional routes.

We plan to expand our cargo accommodations while offering more ancillary services.

We plan to expand and integrate cargo services by incorporating dedicated freighter aircraft while partially utilizing our commercial flight aircraft space for freight needs. Additionally, we plan to focus revenue sources from our commercial flights such as in-flight catering and exclusive airport lounge. Additionally, we aim to enhance our passengers premium travel experience and extend catering services to other carriers in Phnom Penh that foster mutually beneficial partnerships while diversifying our revenue streams. This expansion aligns with the airline’s mission to diversify its offerings, strengthen competitiveness, and foster collaborations that not only benefit the airline but also partner carriers and ancillary service providers.

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•        may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

•        are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•        are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•        are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•        are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•        are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•        will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Implication of Being a Controlled Company

We are and will remain, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are and will be a “controlled company” as defined under the Nasdaq Stock Market Rules as our Chairman of the Board, Mr. Kong Hwa Ng indirectly owns and holds more than 50% of the voting right represented by our outstanding Class A ordinary shares and Class B ordinary shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering. (See “Risk Factors — Risks Relating to this Offering and the Trading Market — Because we are a “controlled company” as defined in the listing standards of Nasdaq, you may not have protection of certain corporate governance requirements which otherwise are required by Nasdaq’s rules”)

Additionally, pursuant to Nasdaq’s phase-in rules for newly listed companies, we have one year from the date on which we are first listed on Nasdaq to comply fully with the Nasdaq listing standards. We do not plan to rely on the phase-in rules for newly listed companies and will comply fully with the Nasdaq listing standards at the time of listing.

Summaries of Risk Factors

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•        Substantial fluctuations in fuel costs or the unavailability of fuel could have an adverse effect on us.

•        The Company is substantially dependent on discretionary air travel.

•        Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue and this may harm our ability to attain our strategic goals.

•        The Company depends on regulatory approvals and licenses to operate in our existing markets and to gain access to new markets.

•        We rely on third parties to provide us with facilities and services that are integral to our business operations, and suspension or expiration of these services could adversely affect our ability to run our operations.

•        The Company will incur significant costs acquiring new aircraft and any instability in the credit and capital markets could negatively impact Cambodia Airways to obtain financing on acceptable terms.

•        Any accident or sufficiently disruptive or dangerous incident involving any of our aircraft may adversely affect our reputation and business.

•        Our operations are often affected by factors beyond our control, including long delays, cancellations, and other conditions, which could harm our business, financial condition, and results of operations.

•        We could be adversely affected by expenses or stoppages associated with planned or unplanned maintenance on our aircraft, as well as any inability to obtain spare parts on time.

•        We may suffer losses in the event of an accident involving our aircraft.

•        We may be unable to maintain our culture and to retain and/or hire skilled personnel as our business grows, such as pilots, which could have an adverse impact on us.

•        The airline industry is subject to increasingly stringent environmental regulations and non-compliance therewith may adversely affect us.

•        Airline industry tends to experience adverse financial performance during general economic downturns.

•        As we expand our business internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder our growth.

Risks Relating to this Offering and the Trading Market

•        You will experience immediate and substantial dilution in the net tangible book value of Class A ordinary shares purchased.

•        If a market for our Class A ordinary shares ever develops, the market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

•        Our management has broad discretion to determine how to use the funds raised in the initial public offering and may use them in ways that may not enhance our results of operations or the price of our Class A ordinary shares.

•        There has been no prior public market for our Class A ordinary shares and an active trading market may never develop or be sustained.

Corporate Information

Our principal executive office is located at No. 02, Russian Federation Blvd, Sangkat Ka Kab, Khan Por Senchey, Phnom Penh, Kingdom of Cambodia. The telephone number of our principal executive offices is +855 23901321. Our registered office in the Cayman Islands is located at Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands. Our agent for service of process in the United States is [Cogency Global Inc., located at 122 E 42nd St 18th Fl., New York, NY 10168]. We maintain a website at https://www.cambodia-airways.com/. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website. It is included solely as an inactive textual reference.

THE OFFERING

Shares Offered by us	[ ] Class A ordinary shares
Ordinary shares issued and outstanding prior to completion of this offering	50,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares.
Ordinary shares issued and outstanding immediately after this offering	[ ] Class A ordinary shares and 10,000,000 Class B ordinary shares.
Voting Rights:

•   Each Class A ordinary share entitles the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company.

•   Each Class B ordinary share entitles the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company.

•   Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders.

•   Mr. Kong Hwa Ng will beneficially own approximately [    ]% of the total voting power of our issued and outstanding share capital following the completion of this offering and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction.

•   Class A ordinary shares are not convertible into Class B ordinary shares.

•   Class B ordinary shares are not convertible into Class A ordinary shares.

Lock-up:

We, each of our directors and executive officers and 5% or greater shareholders, have agreed, for a period of 180 days from the date of this prospectus, not to, except in connection with this offering, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares. Each of our directors, executive officers and certain shareholders, with respect to its ordinary shares sold in this offering, will enter into a lock-up agreement with the representative not to sell, transfer or dispose of any ordinary shares for a period of 180 days from the date of this prospectus. See “Securities Eligible for Future Sale” and “Underwriting.”

Listing:

We plan to list our Class A ordinary shares on the Nasdaq Capital Market. It is a condition to the closing of this offering that our Class A ordinary shares qualify for listing on a national securities exchange, though our application might not be approved, and this offering may not be completed.

Proposed Nasdaq Capital Market Symbol:	“CAKR”
Transfer Agent:
Risk Factors:	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our Class A ordinary shares.

RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks before you decide to purchase the shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our Class A ordinary shares. Refer to “Special Note Regarding Forward-Looking Statements”.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

Substantial fluctuations in fuel costs or the unavailability of fuel could have an adverse effect on us.

Historically, international and local fuel prices have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel expenses constitute a significant portion of our total operating expenses, accounting for 26.90% of our operating expenses for the year ended June 30, 2023. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Events resulting from prolonged instability in the Middle East or other oil-producing regions, or the suspension of production by any significant producer, or member of The Organization of the Petroleum Exporting Countries (“OPEC”) may result in substantial price increases and/or make it difficult to obtain adequate supplies, which may adversely affect us. Natural disasters or other large, unexpected disrupting events in regions that normally consume significant amounts of other energy sources could have a similar effect. The price and future availability of fuel cannot be predicted with any degree of certainty, and significant increases in fuel prices may harm our business. Our hedging activities, if any in the future, may not be sufficient to protect us from fuel price increases, and we may not be able to adjust our fares adequately to protect us from this cost.

The Company’s earnings are affected by changes in the price of jet fuel. As of the date of this prospectus, the Company has not adopted any fuel price stabilizing instrument, and we have historically adjusted our ticket prices in response to fuel price fluctuations. However, as we expand our routes and presence, which could result in a higher demand for fuel distributors, we may adopt certain instruments such as swaps, options and collar contracts, and other fuel hedging mechanisms, which may also pose certain risks should the instrument fail to perform their intended purpose. For example, a fuel hedging agreement may enable us to lock in the cost of the jet fuel that we will consume in the future, but a decrease in fuel price can result in a lower fuel price than the guaranteed price, and we could be required to enter into alternative hedging or pay higher prices, which will adversely affect our business operations and financial condition.

We are substantially dependent on discretionary air travel.

Because a substantial portion of airline travel (both business and personal) is discretionary and because Cambodia Airways is substantially dependent on discretionary air travel, any prolonged general reduction in airline passenger traffic could have a material adverse effect on the Company’s profitability or financial condition. Similarly, any significant increase in expenses related to security, insurance or related costs of flying commercially could have a material adverse effect on the Company’s profitability or financial condition. As a consequence, any future aircraft safety, changes in public opinion regarding the safety or environmental impacts of air travel, terrorist attacks or unrest in the surrounding Asian region, or elsewhere, or any related economic downturn may have a material adverse effect on demand for air travel and thus on our business, operating results, and financial condition.

We and the airline industry in general are particularly sensitive to changes in macroeconomic conditions and continued negative economic conditions that would likely continue to adversely affect us and our ability to obtain financing on acceptable terms.

Our operations and the airline industry in general are particularly sensitive to changes in macroeconomic conditions. Unfavorable economic conditions, such as high unemployment rates, a constrained credit market, low or negative global GDP growth, unfavorable exchange rates and increased business operating expenses, can reduce global spending for both leisure and business travel. Unfavorable economic conditions can also impact our ability to raise fares to counteract increases in fuel, labor, and other expenses.

Any increasingly unfavorable economic environment would likely adversely affect us. In addition, a significant instability of the credit, capital and financial markets, could result in increasing our borrowing costs and adversely affect us. We may not be able to continue to obtain financing on terms attractive to us, or at all. To the extent we cannot obtain such financing on acceptable terms or at all, we may be required to modify our aircraft acquisition plans or incur higher than anticipated financing costs, which would adversely affect us and our growth strategy. These factors could also adversely affect our ability to obtain financing on acceptable terms and our liquidity in general which in turn would adversely affect our business, operating results, and financial condition.

Because the airline industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue and this may harm our ability to attain our strategic goals.

The airline industry is characterized by low gross profit margins; high fixed costs, such as aircraft ownership and leasing, headquarters facility and personnel, information technology system license costs, training and insurance expenses; and revenues that generally exhibit substantially greater elasticity than costs. The operating costs of each flight do not vary significantly with the number of passengers flown and, therefore, a relatively small change in the number of passengers, fare pricing or traffic mix could have a significant effect on operating and financial results.

We expect to incur additional fixed costs, including contractual debt as we lease or acquire new aircraft and other equipment to implement our growth strategy or other purposes. We do not have any outstanding aircraft orders as of the date of this prospectus.

As a function of our fixed costs, we may (i) have limited ability to obtain additional financing, (ii) be required to dedicate a significant part of our cash flow to fixed costs resulting from operating leases and debt for aircraft, (iii) incur higher interest or leasing expenses for the event that interest rates increase or (iv) have a limited ability to plan for, or react to, changes in our businesses, the civil aviation sector generally and overall macroeconomic conditions. In addition, volatility in global financial markets may make it difficult for us to obtain financing to manage our fixed costs on favorable terms or at all.

As a result of the foregoing, we may be unable to quickly adjust our fixed costs in response to changes in our revenues. A shortfall from expected revenue levels could have a material adverse effect on us and our financial results.

We depend on regulatory approvals and licenses to operate in our existing markets and to gain access to new markets.

We require certain approvals, licenses, registrations and permissions to operate our business, and we must comply with all regulations applicable to the operation of our business in order to retain those approvals, licenses, registrations and permissions. We have no control over the regulations that apply to our business and there can be no assurance that we will obtain all the necessary approvals and licenses for our business operations. If we fail to obtain any of these approvals or licenses or renewals thereof in a timely manner or at all, our business could be adversely affected. Further, if we fail to comply with applicable regulations, we may be subject to corrective measures and monitoring by the relevant governmental bodies in order to maintain our licenses and approvals, or we may lose our licenses and approvals, either of which may have a material adverse effect on our business operations.

We are required to hold an AOC which is granted, and is subject to conditions imposed by the SSCA. Our AOC is valid for a prescribed period following which an application for renewal has to be made. Our current AOC was issued on July 6, 2023 and is subject to renewal upon expiry on July 6, 2024. There can be no assurance that a new AOC will be granted to us upon the expiry of the current AOC, without which we will not be able to operate air services.

For each route we operate, we are required to hold the requisite licenses, permits and approvals from the countries to and over which we fly. The validity of each license, permit or approval varies by country. If any license, permit or approval is revoked or not renewed upon its expiry or if such renewal is on less favorable terms, we may not be able to operate on the affected route or may have to operate at a reduced frequency. In addition, the actions of the Cambodian authorities responsible for overseeing Cambodian airlines and other third parties that we have no control over may adversely affect us. Please refer to page 83 for further details on the regulations that apply to us and our major licenses, permits and approvals.

The airline industry is a highly regulated industry that may require us to incur significant costs for compliance with existing and new regulations and policies.

Safety, environmental and similar regulations impose significant requirements and compliance costs on the Company’s business. For example, in order for Cambodia Airways to maintain its AOC(s), it has to comply with regulations in Cambodia and countries in which its routes reach. These regulations deal mainly with safety issues from aircraft airworthiness to training of crew. Governments across the world have also become more active in regulatory intervention on issues ranging from environmental protection to anti-corruption and consumer welfare. In light of the COVID-19 pandemic, there is no assurance that governments will not impose additional regulations on airlines to address public health management concerns. In some instances, Governments may also adopt restrictive policies with respect to the issuance of certain permits and approvals. Changes in such regulations and policies, or the administration of such regulations and policies, could have an adverse impact on the Company’s business by increasing costs, impeding normal service, and restricting market access. In addition, such laws and regulations and policies may be ambiguous and their interpretations and applications may potentially be detrimental to the Company. In the event that the Company does not fully comply with such laws and regulations and policies in the conduct of its business or operations, there can be no assurance that any such non-compliance would not have a material and adverse effect on the Company’s business, operational results, financial position, performance or prospects.

Utilizing aircraft poses considerable risks of impairment in the value of our aircraft fleets.

When acquiring a new aircraft, the Company generally enters into an agreement with the manufacturer to purchase the aircraft. As the financing decision is typically made prior to the expected delivery of the aircraft, the Company can therefore be exposed to fluctuations in the secondary market for its aircraft.

In addition, a large number of similar aircraft brought on the market for sale within a short period of time may result in significant downward pressure on market prices for those same aircraft, because the supply could become disproportionate to the existing demand. In addition, the lingering impact of the COVID-19 pandemic has resulted in a significant slowdown in aircraft acquisitions, and demand for aircraft is likely to remain subdued as long as the COVID-19 pandemic and its aftermath persists. The financial distress caused to commercial airlines by the pandemic also created an elevated risk that many airlines or leasing operators simultaneously attempted to sell parts of their fleet, either to boost their liquidity or attempt to better match supply with demand.

Further, there could be attempts to liquidate aircraft fleets following airline bankruptcies, if any which would further push down prices in the secondary aircraft market. A decrease in the secondary market prices is likely to involve material risks for the Company, especially to the extent that the Company wishes or needs to rely on the sales proceeds of its aircraft to discharge debts relating to the financing of other aircraft or other business-related debts. As of the date of this prospectus, we own all six of our aircraft. However, we cannot guarantee that future leasing or financing activities will not impact our liquidity should we decide to enter the secondary aircraft market.

Any decrease in the value of our aircraft could also have an adverse effect on the Company’s financial position, should the carrying value of any of the aircraft be impaired due to the difference in the carrying value and the recoverable amount of such aircraft. In accordance with Cambodia Financial Reporting Standards (International), the carrying value of fixed assets — such as aircraft, is subject to periodic depreciation and is reviewed for impairment whenever there is an indication that their carrying values could exceed their recoverable amount. As a result of such tests, the Company is likely to be required to recognize an impairment loss in its income statement due to the sale of one of its aircraft should the carrying value of the assets be in excess of their recoverable amount. Factors that could trigger an impairment of assets include, but are not limited to, changes in the market valuation of a used aircraft, possible future underperformance of the Company’s business relative to projected future operating results and cash flows, negative industry or macroeconomic developments as well as changes in discount rates or applicable tax rate. The recognition of any impairment losses will generally have a material adverse effect on our business, results of operations and financial condition.

Restrictions on access to airport facilities and services or increases in such airport facilities may have a material effect our financial position due to services-related costs which represent a significant part of our operating costs.

The Company is dependent on the quantity and quality of airport infrastructure for its current operations and for its anticipated future expansion, because we have to compete with other airlines for the availability of terminal space, time slots and aircraft parking, all of which are critical to our operations.

In line with our business expansion plans, we will require additional support equipment and ground and maintenance facilities, including gates and hangars, at the various airports in which we currently and plan to operate. For efficiency in our operations and overall profitability, such equipment and facilities must be available in a reliable and timely manner. There can be no assurance that such equipment and facilities will be available or reliable in the future.

In addition, there can be no assurance of our ability to lease, acquire or access airport facilities or services on commercially acceptable terms and at preferred times to support our growth and expansion plans, and the lack of any of these facilities or services may have a material adverse effect on our business operations and financial results. In addition, airport charges are determined by the respective airports or authorities, and we are unable to predict the factors that may affect any change to such charges.

Furthermore, air traffic control, airport, transit and take-off and landing fees, as well as security charges represent a significant part of our operating costs. There is no assurance that such costs will not continue to increase or that we will not incur new costs in Cambodia or elsewhere. We may be required to incur such costs even when capacity is significantly reduced. New costs could arise if, for example, airport, noise or landing charges and fees were to be levied based on new or existing environmental criteria such as aircraft noise or emission levels, or if airlines were forced to assume additional security responsibilities. Furthermore, it is possible that security regulations worldwide could be further tightened, particularly if terrorist attacks occur, and that security charges or other costs arising from security measures at airports around the world, could increase further.

If we are unable to pass any increases in charges, fees or other costs on to its customers, these increases could have a material and adverse effect on our business, operational results, financial position, performance or prospects.

We rely on third parties to provide us with facilities management and services that are integral to our business operations, and suspension or expiration of these services could adversely affect our ability to run our operations.

We have entered into agreements with third-party contractors and operators to provide certain facilities and services required for our operations at various airports at which we operate. These include, but are not limited to, agreements for aircraft maintenance, ground handling, refueling services, airport facilities management, information and communication technology services, catering and administrative and support services. We expect to enter into similar contractual arrangements in any new markets into which we decide to penetrate.

There can be no assurance of the reliability of these third parties, and the suspension or expiration of these contracts or any inability to renew them or negotiate contracts with other providers at comparable rates could adversely affect our ability to run our operations. Our reliance on others to provide essential services for us also gives us less control over certain costs and the efficiency, timeliness and quality of such services provided.

We heavily depend on our skilled personnel, especially our senior professional managers, key management staff in the airlines industry and flight crew.

The successful implementation of our strategy is dependent on its ability to retain a talented and motivated team of senior professional managers and key management staff in order to instill a strong employer brand that may attract new talent. The inability of the Company to hire and retain talent in critical positions may materially and adversely affect the Company’s business and operations, including growth prospects.

The Company’s business requires it to employ highly skilled, dedicated and efficient pilots, cabin crew and other ground staff for its operations. From time to time, the airline industry has experienced a shortage of skilled personnel. The Company competes against many of its regional and international counterpart-airlines for these highly skilled personnel. If the Company is unable to hire, train and retain qualified employees, the Company’s business and operations may be materially and adversely affected.

Because the Company is based in Cambodia, it is obliged to comply with labor laws and regulations in Cambodia which, among other things, permit shop-steward election, collective bargaining arrangements, and unionization of staff. Maintaining a collaborative relationship between management, staff and unions is vital in ensuring that the Company’s strategies and objectives are met. Labor disputes may potentially cause adverse effects on its business, operational results, financial position, performance or prospects.

We may enter into joint ventures to establish strategic alliances which may expose us to certain risks.

From time to time, we may enter into joint ventures to establish strategic alliances and may incur obligations and liabilities as a result. Such obligations and liabilities may continue notwithstanding the termination, or disposal by the Company of its interest in, the joint venture. Disagreements may occur between the Company and a joint venture partner regarding the business and operations of the joint venture which may not be resolved amicably. In addition, a joint venture partner of the Company may:

(a)     have economic or business interests or goals that are not aligned with those of the Company;

(b)    take actions contrary to the Company’s instructions, requests, policies or objectives;

(c)     be unable or unwilling to fulfil their obligations;

(d)    have financial difficulties;

(e)     have disputes with the Company as to the scope of their responsibilities and obligations; or

(f)     be involved in incidents of non-compliance with regulatory requirements, resulting in an adverse impact to the reputation of the joint venture.

If a one of our joint venture partners (i) is unable to fulfil its contractual obligations or (ii) experiences a decline in creditworthiness, the performance of our joint venture entity may be materially and adversely affected which in turn may materially and adversely affect our business, operational results, financial position, performance or prospects. In the event that a joint venture’s performance is materially and adversely affected, there is no assurance that we will not be required to write-down the value of our investments in such joint venture.

In addition, a joint venture may also request further injection of capital from us and our joint venture partners. In the event that we do participate in such capital injection by way of equity, you may experience a dilution of your shareholding interest.

We may not be successful in implementing our future growth strategy plans.

Our growth strategy involves expanding our market share by increasing the frequency of our flights to the markets we currently serve, as well as increasing the number of markets we serve. Our ability to increase our flight frequencies and in turn our market share depends on our ability to (i) obtain additional or new air traffic rights to airports situated within the targeted markets and our ability to establish new hubs, and (ii) identify strategic routes in such markets for which such air traffic rights would be obtained. Any restriction or delay in our ability to obtain such air traffic rights and suitable time slots, or fly those routes and achieve those desired frequencies could have a material adverse effect on our growth strategy. Our growth strategy also depends on our ability to obtain additional or new aircraft and the timely delivery of such aircraft, as well as on our ability to obtain adequate financing on reasonable terms for the acquisition of additional or new aircraft.

The introduction of new routes or new hubs may not be successful, in which case those routes or hubs may need to be discontinued, such as those described in the “Business” section starting on page 67. Failure to ensure the commercial viability of our business expansion and growth may result in expenses being incurred without a corresponding increase in revenue. The markets which we intend to serve in the future may be in countries where we have limited operating experience. The operation of our business in these markets may present operating, financial and legal challenges which are significantly different from those that we currently encounter in our existing markets or to which we are accustomed.

Our position in the market will also depend upon the effectiveness of our marketing strategies and business development initiatives, as well as our ability to anticipate and respond to various competitive factors affecting the industry. This may include our ability to address the pricing strategies of competitors, cope with rising fuel prices, provide high quality and reliable services at low fares, successfully enter into new markets, order and obtain aircraft that best suit our strategy, maintain adequate control of our expenses, maintain high aircraft utilization and load factors so as to bring down unit costs, attract, train, retain and motivate qualified personnel, swiftly respond to customer and market demands, and maintain the safety of our operations. Any failure by us to effectively compete, whether in terms of pricing, quality of services or otherwise, could have a significant adverse effect on the results of our business, operations and financial position.

Because we strive to expand our operations in the foreseeable future, our ability to successfully manage our operational, financial and management of information systems and resources is essential. Any expansion of our business operations and increase in flight frequencies may put a strain on these information systems and resources which could lead to a point where those information systems are no longer adequate to support our business operations or may result in disruptions to our business operations.

As described in the foregoing, the Company’s future plans involve numerous uncertainties and risks. These include, but are not limited to, (a) our success in entering into and developing new businesses which may be complementary, or which may add value to our business; or (b) our fleet renewal program involving the investment in new-generation aircraft (both as a replacement for the existing fleet and for growth) to provide an enhanced travel experience to customers and which will provide better operating efficiency and lower emissions. Such plans may require substantial capital expenditure, the incurrence of working capital requirements and additional financial resources and commitments.

There is no assurance that the above plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs, or the ability to generate any cost savings, operational efficiencies and/or productivity improvements to its operations. There is also no assurance of our success in establishing new markets or expanding our current market share, and any failure to do so would harm our business operations, financial position, profitability and growth prospects.

The successful execution of our strategy is partly dependent on the maintenance of a high daily aircraft utilization rate, making us especially vulnerable to delays.

In order to successfully execute our strategy, we need to maintain a high daily aircraft utilization rate. Achieving high aircraft utilization allows us to maximize the amount of revenue that we generate from each aircraft and dilute fixed costs. High daily aircraft utilization is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to fly more hours on average per day. Our aircraft utilization rate could be adversely affected by a number of factors that we cannot control, including air traffic and airport congestion, interruptions in the service provided by air traffic controllers, adverse weather conditions and delays by third-party service providers in respect of matters such as fueling and ground handling. Such delays could result in a disruption in our operating performance, leading to lower daily aircraft utilization rates and customer dissatisfaction due to any resulting delays or missed connections, which could adversely affect us.

Any expansion of our business activities will require us to incur additional costs and expenses and we ultimately may be unsuccessful in generating a profit from any such new activities, potentially adversely affecting us.

We intend to expand our business activities through additional products and services if we believe this expansion will increase our profitability or our influence in the markets in which we operate. As part of our growth strategy, we plan to acquire additional aircraft periodically in the future, including different types of aircraft than the models we currently operate or have operated in the past, and enter into commitments for additional aircraft based on our expectations of increased traffic given the significant time frames for ordering and taking delivery of these assets. We cannot assure you that we will be able to successfully operate these new aircraft and maintain our historical operating performance.

As the international and domestic markets develop and expand in Cambodia and the Asia Pacific region, our expansion may also include additional acquisitions of existing service-related businesses, aircraft hangars and other assets that are complementary to our core business and responsive to our perceived need to compete with our competitors. There can be no assurances that our plans to expand our business will be successful given a number of factors, including the need for regulatory approvals, additional facilities or authorizations, personnel and insurance. These new activities may require us to incur material costs and expenses, including capital expenditures, increased personnel, training, advertising, maintenance and fuel costs, as well as costs related to management oversight of any new or expanded activities. We may also incur additional significant costs related to integration of these assets and activities into our existing businesses and require significant ancillary expenditures for systems integration and expansion, financial modeling and development of pricing, traffic monitoring and other management tools designed to help achieve profitability from these new assets and activities.

Any expansion of our activities, change in management oversight and related costs may affect our results and financial condition until we are able to generate a profit from these new activities. Given the current and expected competitive landscape in the airline industry in general and in particular in the Asia Pacific area, as well as other market factors and conditions, it is possible that there may be a significant period before we are able to generate profits relating to any such new or our existing activities and our overall business, and in certain circumstances we may never turn a profit at all, in each case potentially adversely affecting us.

Cambodia Airways’ continued growth is dependent upon its ability to acquire additional aircraft to meet additional capacity needs and to replace older aircraft. We expect to achieve an annual acquisition of two aircraft consisting of A320ceo or A321neo models in the next five years. There can be no assurance that this planned expansion will not outpace the growth of passenger traffic on Cambodia Airway’s routes or that traffic growth will not prove to be greater than the expanded fleet can accommodate. In either case, such developments could have a material adverse effect on the Company’s business, results of operations and financial condition.

Our operations are dependent on its aircraft, equipment, information technology systems and other assets, which are subject to failure risks.

Our operations generally result in the normal wear and tear of our aircraft. The Company’s equipment, internet technology (“IT”) systems and other assets may also break down. Consequently, the Company’s aircraft, equipment, IT systems and other assets used in its operations periodically require downtime for repairs and maintenance. If the frequency of or time required for such repairs and maintenance exceeds the scheduled period, the Company’s operations and financial performance may be adversely affected.

In general, the cost of maintaining an aircraft in good operating condition increases with the age of the aircraft. As the Company’s aircraft fleet ages, the Company will incur increased maintenance costs. Older aircraft cost more to maintain because they have sustained more wear and tear over time.

In addition, if any extraordinary or extensive repairs to the Company’s aircraft, equipment, IT systems or other assets are required, due to any catastrophic event or otherwise, the Company’s aircraft, equipment, IT systems or other assets would not be available for use or deployment. While insurance proceeds may cover the costs associated with such repairs, they would only compensate for the loss of use of some of the assets to a limited degree. In the event of any such extraordinary or extensive repairs, the Company’s operations could experience major disruptions. The Company’s aircraft may also not be available for use or deployment in the event that there is a regulatory suspension of operation of certain aircraft.

Furthermore, the Company is dependent on its IT systems and third-party telecommunications systems, including websites, reservations, departure control, operational systems, online booking and revenue management systems, to provide integrated services to its customers. The provision of the Company’s services depends on the stability of its IT systems, and the external infrastructure network and systems of its third-party providers. Both the IT systems and the external infrastructure network and systems may be vulnerable to damages or interruptions in operation due to fires, power losses, telecommunications systems failures, break-ins (whether physical or into its systems), compromises in internal controls, fraudulent activities, computer viruses, the failure of security measures or back-up systems, or other events beyond the Company’s control.

We have a history of losses, operating losses and negative cash flow from operating activities, and we may continue to incur losses and operating losses, and experience negative cash flow from operating activities, in the future.

We have incurred significant losses and negative cash flow from operating activities since our inception. In 2023, we had negative cash flow from operating activities of $4,043,417. We cannot assure you that we will be able to generate profits, operating profits or positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including our ability to grow and retain our buyer and seller base, our ability to secure favorable commercial terms from suppliers, our ability to spot trends in the e-commerce industry, accurately perceive our customers’ demands, and manage our product mix accordingly and our ability to expand our new lines of business and offer value-added services with higher profit margins. In addition, we intend to continue to invest heavily in the foreseeable future in order to grow our business in the Asia Pacific e-commerce market. As a result, we believe that we may continue to incur losses for some time in the future.

Our consolidated financial statements do not include any adjustments that might take place if we are unable to continue as a going concern. If we are unable to continue as a going concern, holders of our securities might lose their entire investment. Although we plan to attempt to raise additional capital through one or more private placements or public offerings, the doubts raised relating to our ability to continue as a going concern may make our shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital and may cause us to be unable to continue to operate our business.

We have a limited operating history as a full-service regional carrier, and it may be difficult to evaluate our future results based on our past performance.

We commenced operations as full-service regional carrier in 2018. As such, it is difficult to evaluate our future prospects because of our limited operating history as a full-service regional carrier. Our prospects are uncertain and must be considered in light of the risks, uncertainties and difficulties frequently encountered by companies during the early stages of operations. Any difficulties in implementing our strategies or any failure to effectively organize and supervise operations may negatively affect our business operations and financial results.

Any accident or sufficiently disruptive or dangerous incident involving any of our aircraft may adversely affect our reputation and business.

If any of our aircraft are lost or damaged due to either an accident or a sufficiently disruptive or dangerous incident, we would be exposed to potentially significant losses due to required repairs or replacements of the affected aircraft, as well as the temporary or permanent loss of use of that aircraft. We would also be exposed to potential claims if such incidents involve passenger injuries or fatalities. Events such as adverse weather conditions and natural disasters, bird strikes, technical breakdowns and human errors or sabotage are unpredictable and there can be no assurance that our aircraft will not be involved in any such events.

In addition to these direct losses due to any of the above incidents affecting our aircraft could create a negative public perception of the quality of our airline’s safety practices regardless of whether such events were in our control or not. This negative perception could have a material adverse effect on our reputation and our business operations.

Our failure to safeguard private and confidential information of our customers and protect our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Our business generates and processes a large quantity of data due to the digital nature of the commercial airlines industry. An important challenge to the digitization of the commercial airline industry in general, is the safekeeping and secure transmission of private and confidential information over public networks. We maintain a large database of confidential and private information as a result of customers booking services and inputting payment and contact information online. In addition, we accept a variety of payment methods such as major credit cards networks, bank transfers and third-party payment service providers, and online payments are settled through third-party online payment services. Maintaining complete security for the storage and transmission of confidential information in our system presents us with significant challenges.

Advances in technology and the sophistication of cyber-attackers, new discoveries in cryptography or other developments could result in a compromise or breach of the technology that we use to protect confidential information, which could lead to third parties illegally obtaining private and confidential information we hold. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold with respect to our customers on our platform. Such individuals or entities obtaining confidential or private information may further engage in various other illegal activities using such information.

In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which our customers may elect to make or accept payments. Any negative publicity on our mobile application’s safety or privacy protection mechanisms and policies, and any claims asserted against us, or fines imposed upon it as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security, or the information security measures of our contracted third-party couriers or third-party online payment service providers, could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Significant capital, managerial resources and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by cyber-attackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that e-commerce or the privacy of customer information is becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online luxury retail and other online services generally, which could have a material and adverse effect on our financial condition and results of operations.

Practices regarding the collection, use, storage and transmission of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny in the various jurisdictions in which we and our subsidiaries operate. In addition to already existing stringent laws and regulations in such jurisdictions applicable to the solicitation, collection, processing, sharing or use of personal or consumer information, we may become subject to newly enacted laws and regulations that could affect how we store, process and share data with our customers, suppliers and third-party sellers. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

We may face disruption in our information technology systems or internet networks.

Our cybersecurity measures may not detect or prevent all attempts to compromise its IT systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by its IT systems or that the Company otherwise maintains.

Breaches of the Company’s cybersecurity measures could result in unauthorized access to its IT and other systems, misappropriation of information or data (including personal data), deletion or modification of client information, or a denial-of-service or other interruption to its business operations. While the Company has its own IT recovery and business continuity plans in place, any disruption in its IT systems may result in the loss of important data and ticket sales, increased costs, and may materially and adversely affect its reputation and business.

Moreover, the Company relies heavily on the internet. While Cambodia’s internet network infrastructure remains unstable despite the government’s effort to modernize the country, issues such as power outages and fiber cuts may disrupt services in telecommunication. Any disruption in internet networks could prevent or deter our passengers from using the internet to book our services. Such disruption in turn may adversely affect the Company’s business, operational results, financial position, performance or prospects.

We significantly depend on automated systems and any breakdown, hacking or changes in these systems may adversely affect us.

We depend on automated systems to operate our business, including our sales system, automated seat reservation system, fleet and network management system, telecommunications system and website. Significant or repeated breakdowns of our automated systems may impede our passengers and travel agencies’ access to our products and services, which may cause them to purchase tickets from our competitors, adversely affecting our net revenues. Our website and ticket sales system must accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, ticket sales, scheduling or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from competitors. Any interruption in these systems or their underlying infrastructure could result in the loss of important data, increase our expenses and generally harm us.

These interruptions may include but are not limited to computer hackings, computer viruses, worms or other disruptive software, or other malicious activities. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. The costs associated with a major cyber-attack could include expensive incentives offered to existing customers to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, if we fail to prevent the theft of valuable information, protect the privacy of customer and employee confidential data against breaches of network or IT security, it could result in damage to our reputation, which could adversely impact customer and investor confidence. We may also implement certain changes to our systems that may result in breakdowns, reduced sales, fleet and network mismanagement or telecommunications interruptions, all of which would negatively affect us. Furthermore, the compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, customers’, employees’ or business partners’ information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information or disruption to our operations. Any of these occurrences could result in a material adverse effect on us.

We, our reputation, and the price of our Class A ordinary shares could be adversely affected by events outside of our control.

Accidents or incidents involving our aircraft could involve significant claims by injured passengers and others, as well as significant costs related to the repair or replacement of a damaged aircraft and its temporary or permanent loss from service. The amount of liability insurance we maintain may not be adequate and we may be forced to bear substantial losses in the event of an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident involving our aircraft, even if fully insured, or the aircraft of any major airline could cause negative public perceptions about us, our aircraft or the air transport system, due to safety concerns or other problems, whether real or perceived, which would harm our reputation, financial results and the market price of our Class A ordinary shares.

We may also be affected by other events that affect travel behavior or increase costs, such as the potential of epidemics or acts of terrorism. These events are outside of our control and may affect us even if occurring in markets where we do not operate and/or in connection with other airlines. Any future terrorist attacks or threats of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations, including an escalation of military involvement in the Middle East, or otherwise and any related economic impact, could result in decreased passenger traffic and materially and adversely affect us.

Outbreaks or potential outbreaks of diseases, such as the Zika virus, Ebola, avian flu, foot-and-mouth disease, swine flu, Middle East Respiratory Syndrome, or MERS, and Severe Acute Respiratory Syndrome, or SARS, and the more recent COVID-19, could have an adverse impact on global air travel. Any outbreak of a disease that affects travel behavior could have a material adverse impact on us and the price of shares of companies in the worldwide airline industry, including Class A ordinary shares. Outbreaks of disease could also result in quarantines of our personnel or an inability to access facilities or our aircraft, which would harm us, our reputation, and the price of our Class A ordinary shares.

We rely on commercial banks and third-party online payment service providers for payment processing on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected.

All online payments for services offered by us are settled through third-party online payment service providers. Our business depends on the billing, payment and escrow systems of these payment service providers to maintain accurate records of payments of sales proceeds by buyers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

Businesses involving online payment services are subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•        dissatisfaction with these online payment services or decreased use of their services by customers;

•        increasing competition, including from other established internet companies, payment service providers and companies engaged in other financial technology services;

•        changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•        breach of buyers’ personal information and concerns over the use and security of information collected from buyers;

•        service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•        increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•        failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Certain commercial banks may impose limits on the amounts that may be transferred by automated payment from buyers’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

We have a high debt to asset ratio, which may put us at high risk of default on our loans.

As of June 30, 2023 and 2022, we had $60,026,728 and $52,361,419 in total liabilities respectively and $150,129,028 $171,001,456 in total assets, respectively. We also have unsecured loan in the amount of $41,524,516 and $36,756,541 as of June 30, 2023 and 2022, respectively. Therefore, we have a high debt to asset ratio, which may put us at high risk of default on our loans under certain circumstances. If we default on our loans, we will be subject to penalties pursuant to our agreements and our business and financial condition will be materially adversely affected. In that event, our shareholders would likely experience a loss of most of or all of their investment.

We do not have full insurance coverage for certain operational, business or financial related risks, and may not be able to obtain insurance coverage on commercially reasonable terms.

Operating an airline involves many risks and hazards. The availability of insurance is fundamental to our operations and crucial to risk management. However, insurance coverage is generally not available or prohibitively expensive for certain risks, and certain aviation-related insurance may become unavailable only for reduced amounts of coverage that are insufficient to comply with the levels of coverage required by aircraft lessors or applicable government regulations. If we are unable to obtain the requisite insurance coverage, we would not be able to operate such aircraft and/or routes.

Furthermore, with respect to government regulations, certain air service licenses issued by the relevant government authorities have made it a condition in the licenses for our Company to obtain specific insurance.

In line with industry practice, certain business and financial risks are left uninsured when insurance coverage is generally unavailable. These include risks such as business interruptions, loss of profit or revenue as well as mechanical breakdowns. Any inability on our part to obtain operational, business or financial related insurance, whether on commercially acceptable terms or at all, for general operations or specific assets, would have a material adverse effect on our business operations and financial performance.

To the extent that any uninsured risks materialize, it could cause a substantial increase in our insurance premiums and detrimentally affect our operating results and financial performance. For example, in the event of terrorist attacks, hijackings, aircraft crashes or other events that generally adversely affect the airline industry, there is a risk that aviation insurers will further increase their premiums or reduce the availability of insurance coverage.

There can be no assurance that our insurance coverage will cover any or all actual losses incurred during our operations. If actual losses incurred by us for any event exceed the insured amount under our insurance policies, we may have to bear substantial losses which would have a material adverse effect on our business or financial results.

We may be subject to litigation.

Our operations involve inherent risks to both persons and property. For example, an aviation accident could result in the loss of life and/or the loss of cargo. Defending private actions can be costly and time-consuming. If a judgment against the Company were to be rendered, the Company may be exposed to substantial financial liabilities, which may not be covered or adequately covered by insurance.

Due to litigation risk, we are also exposed to liability arising from the normal operations of our airline business. To meet the cost of such contingencies, the Company is presently insured against liability towards passengers and third parties arising in connection with the operation of its aircraft, but there is no assurance that all such liabilities are covered or adequately covered by insurance.

Additionally, accident involving an aircraft that we operate could expose us to additional repair or replacement expenses, temporary or permanent losses from the disruption of services and significant tort liabilities. Although we believe that we currently maintain liability insurance in amounts and of the types generally consistent with industry practice, the amounts of such coverage may not be adequate to fully cover the costs related to the accident or incident, which could result in a material adverse effect on our results of operations and financial condition. In addition, such an aircraft accident could create a public perception that our operations are not as safe or reliable as those of other airlines, which could harm our competitive position and cause a decrease in our operating revenue. Moreover, a major accident involving the aircraft of any of our competitors may adversely affect the public perception generally of the airline industry, reduce demand for air travel and/or lead to further regulation and costs imposed on the airline industry generally, which would adversely affect our results of operations and financial condition.

Tax regulations in Cambodia could expose us to tax liability risks.

The tax authorities in Cambodia regularly conduct a tax auditing process in order to assess whether the calculation, declaration, and tax payment by Cambodian companies are accurate and in accordance with the law and regulations on taxation. In case any violation is found by tax authorities in Cambodia, the Cambodian taxpayer must pay for tax reassessment, additional tax, interest and/or penalties at which the amount to be paid shall be determined based on different levels of violation. As Cambodia adopts the self-declaration regime, Cambodian taxpayers are required to self-assess the amount of tax applicable to them for declaration and payment to the tax authority. Such self-assessment may result in inaccuracy or error which may be subject to a tax audit in the future.

We are exposed to business risks arising from our overseas business operations.

As of the date of this prospectus, our Company operates businesses in various countries in Asia. We are exposed to business risk arising from our overseas business operations given the different business conditions and regulatory environments in other countries such as, amongst others, their local economic and political conditions, government regulations (such as regulation of our product and service offerings and of competition), applicable legal and tax legislations, business licensing or certification requirements, credit environment and foreign exchange rules. If we fail to fully understand the local environment of our overseas business ventures, it may cause us to make decisions which may lead to a negative outcome.

In addition, our foreign businesses expose our business to foreign exchange rate risks. Any unfavorable fluctuations in the foreign exchange rate may have a material and adverse effect on our financial performance. Further details of the foreign exchange risks are highlighted in the section entitled “Regulations” of this prospectus.

Further, we have entered into strategic collaborations/partnerships with third parties in our overseas business operations. As with all collaborations/partnerships, significant deteriorations in our relationship with our partners may potentially result in the termination of such arrangements. No assurance can be given that our collaboration/ partnerships overseas can or will be sustained in the long term. In addition, our ability to enter into a collaboration/ partnership with a suitable partner for our future overseas business ventures (when the need arises) may affect our Company’s penetration into the overseas markets and ability to build a reputation for ourselves overseas. Hence, failure to maintain and/or secure strategic partners in our overseas business ventures may affect our operations and profitability adversely.

Our operations are often affected by factors beyond our control, including long delays, cancellations, and other conditions, which could harm our business, financial condition, and results of operations.

As is the case for all airlines, our operations often are affected by delays, cancellations and other conditions caused by factors largely beyond our control.

Factors that might impact our operations include:

•        contagious illnesses and fear of contagion;

•        congestion, construction, space constraints at airports, and/or air traffic control problems, all of which many restrict passenger flow;

•        lack of adequate staffing or other resources within critical third parties;

•        adverse weather conditions;

•        lack of operational approval (e.g. new routes, aircraft deliveries, insurance etc.);

•        increased security measures or breaches in security;

•        changes in international treaties concerning air rights;

•        international or domestic conflicts or terrorist activity;

•        interference by modernized telecommunications equipment with aircraft navigation technology;

•        disruption or failure of systems or infrastructure under the control of third parties, including government entities; and

•        other changes in business conditions.

Due to the concentration of our flights in Southeast Asia networks that cover a particularized geographic area. A general reduction in airline passenger traffic as a result of any of the above-mentioned factors could harm our business more acutely which in turn may harm our financial condition and results of operations.

The airline industry continues to face potential security concerns and related costs.

Terrorist attacks, the fear of such attacks or other regional hostilities could have a significant negative effect on the airline industry, including us, and could:

•        significantly reduce passenger traffic and yields as a result of a dramatic drop in demand for air travel;

•        significantly increase security and insurance costs;

•        make war risk or other insurance unavailable or extremely expensive;

•        increase fuel costs and the volatility of fuel prices;

•        increase costs from airport shutdowns, flight cancellations and delays resulting from security breaches and perceived safety threats; and

•        result in a grounding of commercial air traffic by certain airline regulators.

The occurrence of any of these events would harm our business, financial condition and results of operations.

Competition in the Southeast Asian aviation business may adversely affect our competitive position and ability to service the same flight routes as competitors.

The international aviation market is highly competitive. There is intense competition in the airline industry between airlines, principally in terms of price, quality of service, punctuality, frequency, safety, security, branding, customer-base or passenger loyalty, and other related ancillary services.

We may face direct competition from existing carriers or other new competitors in the future, either on our current routes or on new routes that we add to our network. Other carriers in the full-service regional air travel segment in the region in which we operate include Cambodia Angkor Air. Our existing and future competitors in full-service regional air travel market may attempt to undercut our fares in the future or increase their capacity on common routes in an effort to increase their market share. In such an event, there is no assurance that our levels of market share, traffic volume and revenue will be unaffected.

As many full-service carriers generally have the advantage of being larger, with greater resources (whether financial or otherwise), they may be in a better position to withstand losses on some of their routes for a longer period of time. In the event any airline was to reduce its fares to levels that we could not match (while sustaining operations) and were to maintain those reduced fares for an extended period of time, there can be no assurance that we would be able to remain competitive and match those reduced fares for an equivalent period of time.

Moreover, any liberalization of traffic rights or change of traffic patterns in respect of a major route that we operate will result in increasing competition or loss in demand on that route. A significant and prolonged reduction in yields or loss of market share to competitors would impact our operational results.

Airlines with different business models continue to pose potential threats. Such business models include low-cost long-haul airlines and all low-cost airlines offering similar routes. Similar budget-driven regional airlines may compete on short-haul sectors of up to approximately five hours, such as AirAsia, VietJet and Jet Star.

Increases in labor benefits, strikes, and other worker-related disturbances may adversely affect us, including our ability to carry out our normal business operations.

Our business is labor intensive. Work conditions and maximum work hours are regulated by government legislation and are not subject to labor negotiations. Future terms and conditions of collective agreements could become more costly for us. Furthermore, certain employee groups such as pilots, mechanics and other airport personnel have highly specialized skills and cannot be easily replaced. Our labor costs could increase if the size of our business increases. Any labor proceeding or other workers’ dispute involving unionized employees could adversely affect us or interfere with our ability to carry out our normal business operations.

Moreover, we are subject to periodic and regular investigations by labor authorities, including the Cambodian Ministry of Labor and Vocational Training, with respect to our compliance with labor rules and regulations, including those relating to occupational health and safety. These investigations could result in fines and proceedings that may materially and adversely affect us. Furthermore, recently, the Cambodian government has introduced a self-inspection mechanism via an online platform whereby companies like ours are required to attend twice annually.

We could be adversely affected by expenses or stoppages associated with planned or unplanned maintenance on our aircraft, as well as any inability to obtain spare parts on time.

As of June 30, 2023, the average age of our operating fleet was nine years. Our relatively new aircraft require less maintenance now than they will in the future. Our fleet will require more maintenance as it ages and our maintenance and repair expenses for each of our aircraft will be incurred at approximately the same intervals. In the event we cannot renew our fleet, our scheduled and unscheduled aircraft maintenance expenses will increase as a percentage of our revenue in future years. Any significant increase in maintenance and repair expenses would have a material adverse effect on us.

Our business would be significantly harmed by unplanned stoppages or suspensions of operations associated with planned or unplanned maintenance due to mechanical issues. For example, if a design defect or mechanical problem with our Airbus aircraft were to be discovered, this would cause our aircraft to be grounded while such defect or mechanical problem was being corrected. We cannot assure you that we would succeed in obtaining all aircraft and parts to solve such defect or mechanical problem, that we would obtain such parts on time, or that we would succeed in solving such defect or mechanical problem even if we obtained such parts. This could result in a suspension of the operations of certain of our aircraft, potentially for a prolonged period of time, while we attempted to obtain such parts and solve such defect or mechanical problem, which could have a materially adverse effect on us.

We depend on our senior management team and the loss of any member of this team, including our Chairman and key executives, could adversely affect us.

Our business depends upon the efforts and skill of our senior management, including our Chairman, who has played an important role in shaping our company culture, as well as other key executives. Our future success depends on a significant extent on the continued service of our senior management team, who are critical to the development and the execution of our business strategies. Any member of our senior management team may leave us to establish or work in businesses that compete with ours. There is no guarantee that the compensation arrangements and non-competition agreements we have entered into with our senior management team are sufficiently broad or effective to prevent them from resigning in order to join or establish a competitor or that the non-competition agreements would be upheld in a court of law. In the event that our Chairman or a number of our senior management team leave our company, we may have difficulty finding suitable replacements, which could have a material adverse effect on us.

We may be unable to maintain our culture and to retain and/or hire skilled personnel as our business grows, such as airline pilots, which could have an adverse impact on us.

We believe that our growth potential and the maintenance of our results and customer-oriented company culture are directly linked to our capacity to attract and maintain the best professionals available in the Southeast Asian airline industry. As we grow, we may be unable to identify, hire or retain enough people who meet the above criteria, or we may have trouble maintaining our company culture as we become a larger business. From time to time, the airline industry has experienced a shortage of skilled personnel, especially pilots. We compete against all other airlines, both inside and outside Cambodia, for these highly skilled personnel. We may have to increase wages and benefits to attract and retain qualified personnel or risk considerable employee turnover. Our culture is crucial to our business plan, and failure to maintain that culture could have an adverse impact on us.

The airline industry is subject to increasingly stringent environmental regulations and non-compliance therewith may adversely affect us.

The airline industry in Cambodia is subject to increasingly stringent laws and regulations relating to the protection of the environment, including those relating to emissions to the air, levels of noise, discharges to surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. These laws and regulations are enforced by various governmental authorities. Non-compliance with such laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties. The piercing of the corporate veil of a company may occur to help provide enough financial resources for the recovery of damages caused against the environment.

Concerns about climate change and greenhouse gas emissions may result in additional regulation or taxation of aircraft emissions in Cambodia. Future operations and financial results may vary as a result of the adoption of such regulations in Cambodia.

Changes in economic, political, social and regulatory conditions in Cambodia can adversely affect our operations.

Political and economic conditions and development, and regulatory development in the jurisdictions in which our Company operates, including Cambodia, could have a material effect on the operations, business and financial performance of our Company. Any adverse development or uncertainty in the above external factors could materially affect the financial condition and business prospects of our Company. These political, economic and regulatory uncertainties include (but not limited to) risks of war, expropriation, nationalization, changes in political leadership and environment, global economic downturn, epidemic outbreaks, social unrests, changes in currency exchange rates and interest rates and unfavorable changes in governmental policies such as introduction of new regulations, import duties and tariffs, accounting standards and taxation methods.

Whilst Cambodia remains politically stable, there can be no assurance that adverse political and economic factors will not materially affect the Company.

The airline industry tends to experience adverse financial performance during general economic downturns.

Air transportation is intimately linked and correlated with economic growth and discretionary spending. The growth or decline in economic activity directly affects demand for business travel by air and cargo space. Economic downturns can also impact leisure travel as discretionary income is affected.

Since a substantial portion of airline travel, for both business and leisure, is discretionary, the airline industry tends to experience adverse financial performance during an economic downturn. Yields may also experience a decline as airlines may offer fare discounts in certain markets to stimulate demand.

We currently conduct substantially all of our operations and generate substantially all of our revenue in the Asia Pacific Region. We expect to focus on network development in markets in the Asia Pacific Region and will prioritize capacity towards launching new routes and expanding frequency in the foreseeable future into several priority markets, namely mainland China, Japan, South Korea, and other Southeast Asian countries. The success of our business depends substantially on the general economic conditions in these regions. Thus, poor economic conditions in the other regions within which we operate would have an adverse effect on our business operations and financial condition.

There can be no assurance that the current economic conditions in the Asia Pacific region can be sustained. An economic crisis and any continuing impact thereof on the economies of countries in the Asia Pacific region, or any new adverse economic developments therein, could materially and adversely affect the markets in which we operate. General economic downturns could result in a reduction in flight load factors due to reduced demand or restrictions in our ability to obtain external funding. These are largely out of our control but may be detrimental to our operations and financial results.

Furthermore, as the airline industry is generally characterized by high start-up and fixed costs, including aircraft costs such as aircraft acquisition and related financing commitments, aircraft depreciation, lease rentals, maintenance and repair costs, a drop in revenue levels as a result of a slower economic cycle could have an adverse impact on the Company’s financial performance. It is difficult to predict the duration and effects of an economic downturn, which may be aggravated by volatility in the financial sector and the capital markets, leading to significant market-wide liquidity problems. These conditions may adversely affect our financial condition and/or results of operations in the future.

In addition, aircraft fuel and maintenance costs, airport and handling costs, and staff costs are fixed per flight and do not vary significantly with per-flight passenger volume. Thus, our industry is generally more susceptible than industries with lower fixed costs to the adverse impact of external shocks. As the airline industry is generally characterized by high fixed costs, any shortfall in revenue levels as a result of external shocks, including economic downturns and other events that result in a disruption in passenger load factors, could have an adverse impact on financial performance. We cannot assure you that such external shocks will not have an adverse impact on our operations and financial results. If any external shocks occur that adversely affect air travel in general, we may experience decreased revenue but would likely not see a corresponding decrease in fixed costs, which would have a material adverse impact on our business and financial and operational conditions.

We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced disclosure and governance requirements applicable to emerging growth companies which may cause our Class A ordinary shares to be less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A ordinary shares less attractive because we will rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the first sale of common equity securities pursuant to an effective registration statement, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the prior December 31, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. The reduced disclosure and governance requirements will no longer be available to us once we cease to be an emerging growth company.

We expect the applicable rules and regulations (upon us ceasing to be an emerging growth company) to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our Class A ordinary shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending June 30, 2023. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting for the year ending June 30, 2023. We are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on an annual basis.

We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. In addition, as our business continues to grow in size and complexity, we are improving our processes and infrastructure to help ensure we can prepare financial reporting and disclosures within the timeline required for a public company. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In addition, prior to completing our internal control assessment under Section 404, we may become aware of and disclose material weaknesses that will require timely remediation. Due to our significant growth, we face challenges in timely and appropriately designing controls in response to evolving risks of material misstatement. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our Class A ordinary shares could decline, and we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain these and other effective control systems required of public companies, could also restrict our future access to the capital markets.

Fluctuations in exchange rates between and among the KHR, RMB, as well as other currencies in which we do business, may adversely affect our operating results.

We operate in various countries in the Asia Pacific region, including Cambodia and China, among other countries. We incur operative expenses, employee compensation and administrative expenses primarily in KHR, and incur certain other expenses in various other currencies. We derive a significant portion of our revenue from sales denominated in KHR as well as in various local currencies other than the KHR.

Our margins may be affected and we may otherwise be affected by foreign exchange differences in connection with fluctuations in the value of currencies against the KHR and managing multiple currency exposures. For example, we must pay fees to convert proceeds in foreign currencies to KHR. In addition, foreign exchange controls may restrict us from repatriating income earned in certain foreign countries to Cambodia. Any such delay in revenue repatriation may cause us to incur losses due to the volatility of these currencies compared to the KHR. Because we report our results in KHR, the difference in exchange rates in one period compared to another directly impacts period-to-period comparisons of our operating results. Because currency exchange rates have been especially volatile in the recent past, these currency fluctuations may make it difficult for us to predict our results.

The value of these currencies is affected by, among other things, changes in political and economic conditions, and the foreign exchange policies in the respective countries. It is difficult to predict how market forces or government policies may impact the exchange rates between these currencies and the U.S. dollar in the future.

Significant revaluation of these currencies may have a material and adverse effect on your investment. Currently, we have not implemented any comprehensive strategy to mitigate risks related to the impact of fluctuations in currency exchange rates. Implementing hedging strategies can prove costly. Even if we were to implement hedging strategies, not every exposure is or can be hedged, and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate fluctuations in the value of currencies and other currency risks accurately could adversely affect our operating results.

As we expand our business internationally, we will continue to face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder our growth.

We expect to continue to devote significant resources to international expansion in the Asia Pacific region through organic growth. Expanding our business internationally will require considerable management attention and resources and is subject to the particular challenges of operating a rapidly growing business in an environment of multiple languages, cultures, customs and legal and regulatory systems. Entering new international markets or expanding our operations in existing international markets will involve substantial cost, and our ability to gain market acceptance in any particular market is uncertain. There can be no assurance that we will be able to successfully grow our business internationally. For example, we may become subject to risks that we have not faced before or an increase in the risks that we currently face, including risks associated with:

•        localizing our operations and platform, and gaining customer acceptance;

•        recruiting and retaining talented and capable management and employees in various countries;

•        language barrier and cultural differences;

•        negotiating agreements that are economically beneficial to us and protective of our rights, such as contracting with various third parties for the localization of our services;

•        competition from home-grown businesses with significant local market share and a better understanding of consumer preferences;

•        protecting and enforcing our intellectual property rights;

•        the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

•        complying with applicable foreign laws and regulations, such as those relating to intellectual property, privacy, consumer protection, e-commerce, customs and anti-money laundering;

•        currency exchange rate fluctuations, and foreign exchange controls that might restrict or prevent us from repatriating income earned in foreign countries;

•        challenges in maintaining internal controls and managing accounting personnel in the countries where we operate;

•        protectionist laws and business practices that favor local businesses in some countries;

•        various forms of online fraud, such as credit card fraud;

•        foreign and local tax consequences;

•        political, economic and social instability; and

•        higher costs associated with doing business internationally.

Any failure to meet the challenges associated with international expansion could materially and adversely affect our business, financial condition and results of operations.

We may be (or become) classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject United States investors in our Class A ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) held during such year produce or are held for the production of passive income (the “asset test”). No determination has been made as to whether we were a PFIC for a prior taxable period. It is possible that we may become a PFIC for the current taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our Class A ordinary shares, fluctuations in the market price of our Class A ordinary shares may cause us to become a PFIC for the current taxable year or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — Material United States Federal Income Tax Considerations to U.S. Holders”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our Class A ordinary shares and on the receipt of distributions on the shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A ordinary shares. For more information see “Taxation — Material United States Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company Considerations.”

Any violation or alleged violation of anti-corruption, anti-bribery and anti-money laundering laws could adversely affect us, including our brand and reputation.

There can be no assurance that our employees, agents, and the companies to which we outsource certain of our business operations, will not take actions in violation of our anti-corruption, anti-bribery and anti-money laundering policies, for which we may be ultimately held responsible. As a result of this global offering, we will be subject to the United States Foreign Corrupt Practices Act of 1977, or the FCPA, by virtue of our shares being listed and traded in the United States, while in the past, our exposure was less significant due to our limited nexus with the United States. If we are not in compliance with anti-corruption laws, anti-money laundering laws and other laws governing the conduct of business with government entities, including under the FCPA and other United States and local laws, we may be subject to criminal and civil penalties and other remedial measures, which could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Any investigation of any actual alleged violations of such laws could also adversely affect us, including our brand and reputation.

We are a holding company and do not have any material assets other than the shares of our subsidiaries.

We are a holding company that conducts its operations through a series of operating subsidiaries. We support these operating subsidiaries with technical and administrative services through our various other subsidiaries. All of the assets we use to perform administrative and technical services and to operate the concessions and authorizations are held at the subsidiary level. As a result, we do not have any material assets other than the shares of our subsidiaries. Dividends or payments that we may be required to make will be subject to the availability of cash provided by our subsidiaries. Transfers of cash from our subsidiaries to us may be further limited by corporate and legal requirements, or by the terms of the agreements governing our indebtedness. If a shareholder were to assert a claim against us, the enforcement of any related judgment would be limited to our available assets, rather than the assets of us and our combined subsidiaries.

We could face uncertain tax liabilities in various jurisdictions where it operates, and suffer adverse financial consequences as a result.

We believe we are in compliance with all applicable tax laws in the various jurisdictions where we are subject to tax, but our tax liabilities, including any arising from restructuring transactions, could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws. Although we are domiciled in Cambodia, we and our subsidiaries collectively operate in multiple tax jurisdictions and pay income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available. We believe that we are filing tax returns and paying taxes in each jurisdiction where we are required to do so under the laws of such jurisdiction. However, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that our subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition and results of operations. In addition, we may, from time to time, be subject to inquiries from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. We cannot be certain that the tax authorities will agree with our interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If we do not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us that may adversely affect our business, financial condition and results of operations.

You may face difficulties protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because a substantial portion of our assets are in Cambodia and several of our directors and executive officers reside outside the United States.

Since we are incorporated in the Cayman Islands, several of our officers, and directors, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or our directors and officers who reside outside of the United States. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or our directors and officers who reside outside of the United States in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, you may not be able to enforce any judgments outside of the United States against us or against any of our directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws.

As a result, you may have more difficulty in protecting your interests through actions against us, our management, or our major shareholders than would shareholders of a corporation with a larger portion of its assets in the United States or with more directors or officers resident in the United States.

We may need to raise capital in addition to this offering, which may not be available on favorable terms, if at all, and which may cause dilution to holders of our Class A ordinary shares, restrict our operations or adversely affect our ability to operate and continue our business.

If we need to raise additional funds, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to holders of our Class A ordinary shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, expending capital, or declaring dividends, or which impose financial covenants on us that limit our ability to achieve our business objectives. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may fall and you may lose some or all of your investment.

Our indebtedness could have important consequences to you.

Our indebtedness could have important consequences to you. For example, it could:

•        limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

•        require us to dedicate a portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow for operations and other purposes;

•        limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

•        place us at a competitive disadvantage compared to competitors that may have proportionately less debt and greater financial resources.

If we were to default on our obligations, we could be required to dispose of material assets or operations to meet our debt service and other obligations, and the value realized on such assets or operations will depend on market conditions and the availability of buyers. Accordingly, any such sale may not, among other things, be for a sufficient dollar amount. If we were to otherwise attempt to sell material assets or operations, the foregoing encumbrances may limit our ability to dispose of material assets or operations. In the event that our debtors enforced their rights to our assets, we may have to discontinue our business, and our investors could lose all or a part of their investment in us.

There is no assurance that we will be able to obtain further funds required for our continued operations or that additional financing will be available for use when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will not be able to meet our other obligations as they become due and we will be forced to scale down or perhaps even cease our operations.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global economic conditions continue to be subject to volatility arising from international geopolitical developments (such as the war in Ukraine), global economic phenomenon (including rising inflation rates), general financial market turbulence and natural phenomena (such as the COVID-19 pandemic). Uncertainty about global economic conditions could result in

•        customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

•        third-party suppliers being unable to produce components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and accordingly, on our business, results of operations or financial condition.

Access to public financing and credit can be negatively affected by the effect of these events on the Cambodia, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations, our ability to conduct an initial public offering on a national U.S. exchange (or at all) and the trading price of our Class A ordinary shares if we ever conduct such an offering.

Our business could be materially harmed by the lingering effects of coronavirus (COVID-19) pandemic.

Recently, a global pandemic of a novel strain of coronavirus (COVID-19) in December 2019 and has spread globally. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Furthermore, the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, may have the effect of increasing the already-existing supply chain problems or slowing our sales.

During the pandemic, China suspended almost all international flights, allowing only Cambodia Airways to operate a once-a-week flight between Phnom Penh and Chengdu. This had a negative impact on the overall passenger revenue. Demand dropped sharply due to strict entry and exit policies globally, resulting in the suspension of international passenger flights. Planned new routes could not be opened because of these restrictions. Airline safety and health standards required additional measures to ensure the safety of passengers and staff. This included enhanced cleaning procedures, additional expenses for isolation and quarantine measures, among others.

We have experienced serious constraints resulting from the COVID-19 pandemic, which has slowed down our operations and has negatively impacted our planned new routes before the pandemic. In addition, we have also faced increased costs of components and freight resulting from COVID-19. If we are unable to mitigate the impact of the above constraints and inflationary pressure through price increases or other measures, our results of operations and financial condition could be negatively impacted. Even if we are able to raise the prices of our services, consumers might react negatively to such price increases, which could have a material adverse effect on, among other things, our brand, reputation, and sales.

The global stock markets have experienced and may continue to experience a significant decline from the COVID-19 pandemic. The price of our Class A ordinary shares may decline significantly after the consummation of this offering, in which case you may lose your investment. Because of the uncertainty surrounding the COVID-19 pandemic, the business disruption and the related financial impact related to the pandemic of and response to the coronavirus cannot be reasonably estimated at this time.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflicts in Ukraine, the Gaza Strip or any other geopolitical tensions.

U.S. and global markets have experienced volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Although the length and impact of the ongoing conflicts is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situations in Ukraine, the Gaza Strip and globally and assessing their potential impacts on our business. In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this registration statement.

Risks Relating to this Offering and the Trading Market

You will experience immediate and substantial dilution in the net tangible book value of Class A ordinary shares purchased.

The initial public offering price of our Class A ordinary shares is substantially higher than the (pro forma) net tangible book value per ordinary share. Consequently, when you purchase our Class A ordinary shares in the offering, upon completion of the offering you will incur immediate dilution of $[            ] per share with an assumed initial public offering price per share of $[            ]. See “Dilution.”

The dual class structure of our ordinary shares will have the effect of concentrating voting control with our Chairman, Mr. Kong Hwa Ng, who will hold in the aggregate [    ]% of the voting power of our issued and outstanding share capital following the completion of this offering, preventing you and other shareholders from influencing significant corporate matters, including the election of directors, amendments to our memorandum and articles of association and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.

As of the date of this prospectus, the authorized share capital of the Company is $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each comprising 450,000,000 Class A ordinary shares of a par value of $0.0001 each and 50,000,000 Class B ordinary shares of a par value of $0.0001 each. As of the date of this prospectus, there are 50,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares issued and outstanding. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A ordinary share entitles the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company and each Class B ordinary share entitles the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances, and Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting rights, rights to dividend or other distributions and the rights to distribution of surplus assets of the Company on its liquidation.

The currently Class B ordinary shares issued and outstanding are beneficially owned by Mr. Kong Hwa Ng through Cambodia Airways Holding Co., Ltd, representing 100% of the aggregate voting power of our issued and outstanding share capital as of the date hereof. Upon the completion of this offering, Mr. Kong Hwa Ng will beneficially own [    ]% of our aggregate voting power. Because of the twenty-to-one voting ratio between our Class B ordinary shares and Class A ordinary shares, Mr. Kong Hwa Ng will be able to control all matters submitted to our shareholders for approval such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. This concentrated ownership will limit the ability of holders of Class A ordinary shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial. Furthermore, any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares.

As a result, for so long as Mr. Kong Hwa Ng owns a controlling or significant voting power in our issued and outstanding share capital, they generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

•        the election of directors;

•        determinations with respect to our business direction and policies, including the appointment and removal of officers;

•        determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

•        our financing and dividend policy;

•        determinations with respect to our tax returns; and

•        compensation and benefits programs and other human resources policy decisions.

Even if as Mr. Kong Hwa Ng were to dispose of certain Class B ordinary shares hares such that it would control less than a majority of the voting power of our issued and outstanding share capital, it may be able to influence the outcome of corporate actions so long as it retains Class B ordinary shares. As Mr. Kong Hwa Ng’s control of significant ownership of our issued and outstanding share capital may limit your ability to influence corporate actions and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

Mr. Kong Hwa Ng may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate actions might be taken even if other shareholders, including those who purchase Class A ordinary shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, which could have the effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately affect the market price of our Class A ordinary shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, negative comments on social media and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, customers and revenues and adversely affect the price of our Class A ordinary shares.

In the future we may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or verification and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. Given that the comments and posts on social media also tend to spread broadly and quickly, the harm may be immediate without affording us an opportunity for redress or correction. Our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our securities.

Because we are a “controlled company” as defined in the listing standards of Nasdaq, you may not have protection of certain corporate governance requirements which otherwise are required by Nasdaq’s rules.

Under Nasdaq’s rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company. We are a controlled company because Mr. Kong Hwa Ng, the Chairman of the Company, holds more than 50% of our voting power. For so long as we remain a controlled company, we are not required to comply with certain corporate governance requirements, and are permitted to elect to rely, and may rely, on certain exemptions from certain corporate governance requirements, including:

•        our board of directors is not required to be comprised of a majority of independent directors;

•        our board of directors is not subject to the compensation committee requirement; and

•        we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

We have not taken advantage of the exemption to have a majority of independent directors. However, we initially intend to rely upon the exemption to having a compensation committee and the exemption to director nominees being selected by independent directors. As a result, to the extent that we take advantage of these exemptions, you will not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. Although we do not currently intend to take advantage of the controlled company exemptions, except as set forth above, we cannot assure you that, in the future, we will not seek to take advantage of these exemptions. If we cease to be a “controlled company” in the future, we will be required to comply with the Nasdaq listing standards, which may require development of certain other governance-related policies and practices. These and any other actions necessary to achieve compliance with such rules may increase our legal and administrative costs, will make some activities more difficult, time-consuming and costly and may also place additional strain on our resources.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A ordinary shares if the market price of our Class A ordinary shares increases.

If a market for our Class A ordinary shares ever develops, the market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

Our Class A ordinary shares are not listed or quoted on any exchange or trading platform. A market for our Class A ordinary shares might never develop, and you may find it difficult or impossible to exit your investment in our securities, to do so in a timely manner or to do so at a sales price that you believe reflects the value of our Class A ordinary shares. We have determined the offering price for our Class A ordinary shares in this initial public offering. It may not bear a direct relationship to our earnings, book value, or any other indicia of value and may vary from the price of our Class A ordinary shares in subsequent transaction.

If we ever establish a public market for our Class A ordinary shares, the market price of our Class A ordinary shares may decline significantly below the offering price in this initial public offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. The market price of our Class A ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•        actual or anticipated fluctuations in our revenue and other operating results;

•        the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•        actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•        announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•        price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•        lawsuits threatened or filed against us; and

•        other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the initial public offering and may use them in ways that may not enhance our results of operations or the price of our Class A ordinary shares.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition, fail to improve our results of operations, and/or fail to enhance the market price of our Class A ordinary shares. Pending their use, we may invest the net proceeds from our public offering in a manner that does not produce income or that loses value. As of the date of this prospectus, our management has not determined the types of businesses that the Company will target or the terms of any potential acquisition.

There has been no prior public market for our Class A ordinary shares and an active trading market may never develop or be sustained.

Prior to this offering, there has been no public market for our Class A ordinary shares. An active trading market for our Class A ordinary shares may never develop following completion of this offering and the listing of the shares or, if it does develop, it may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our Class A ordinary shares and entering into strategic partnerships or acquiring other complementary products, technologies, software or businesses by using our Class A ordinary shares as consideration. In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our securities.

We expect that the price of our Class A ordinary shares will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the initial public offering price.

The offering price for our Class A ordinary shares sold in this offering is determined by negotiation between the representative of the underwriters and us. This price may not reflect the market price of our Class A ordinary shares following this offering. In addition, the market price of our Class A ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•        variations in our revenues, earnings and cash flow;

•        the introduction of new products, offerings, and solutions by us or our competitors;

•        disputes or other developments with respect to our or others’ intellectual property rights;

•        product liability claims or other litigation, or regulatory investigations;

•        detrimental adverse publicity about us, our brand, our services or our industry;

•        changes in governmental regulations;

•        changes in earnings estimates or recommendations by securities analysts;

•        general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

•        additions or departures of key personnel; and

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A ordinary shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the eventual trading market for our Class A ordinary shares.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, by the Companies Act (As Revised) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Description of Share Capital — Differences in Corporate Law.”

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

Our articles of association contain anti-takeover provisions that could materially adversely affect the rights of holders of our ordinary shares.

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Our authorized but unissued ordinary shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and adoptions of employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

However, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what in their good faith beliefs to be in the best interests of our Company.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Act (As Revised) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than one-third of all votes attaching to the total issued and paid up share capital of the our Company at the date of deposit of the requisition, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least seven clear days is required for the convening of a general meeting of our shareholders. A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Once we become a public company, FINRA sales practice requirements may limit your ability to buy and sell shares of our Class A ordinary shares, which could depress the price of our shares.

Once we list our securities listed on a national U.S. exchange, broker-dealers could be required by FINRA rules to have reasonable grounds for believing that an investment in our securities is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our securities, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumption and expectations reflected in such forward-looking statements are reasonable. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

The forward-looking statements, including the statements contained in the sections entitled Risk Factors, Description of Business and Management’s Discussion and Analysis of Financial Conditions and Results of Operations and elsewhere in this prospectus, are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to:

•        assumptions about our future financial and operating results, including revenue, interest rates, income, expenditures, cash balances, and other financial items;

•        our ability to execute our growth and expansion plan, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our ability to compete in a changing e-commerce industry;

•        our ability to raise sufficient funds to carry out our proposed business plan or failure to manage future growth effectively;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract customers and further enhance our brand awareness;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        trends and competition in the e-commerce industry;

•        future developments of the COVID-19 pandemic;

•        our ability to execute prospective business plans;

•        future decisions by management in response to changing conditions;

•        misjudgments in the course of preparing forward-looking statements;

•        consumers’ and businesses’ willingness to purchase products or services over the Internet;

•        developments in alternative community e-commerce retailors or our inability to satisfy the demand of the existing and potential customers;

•        inability to design, develop, market and sell products or provide services that address additional market opportunities;

•        disruption of supply or shortage of raw materials;

•        our limited operating history by which performance can be gauged;

•        our ability to manage our research, development, expansion, growth and operating expenses;

•        Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our company or persons acting on our company’s behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this prospectus and other documents that we may file from time to time with the securities regulators.

USE OF PROCEEDS

Assuming the sale of US$            of our Class A ordinary shares in this offering, which is based on              Class A ordinary shares being offered at the midpoint of the range set forth in the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance and offering expenses payable by us, we expect to receive net proceeds of approximately US$            from this offering.

We intend to use the net proceeds of this offering as follows, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds
Aircraft Leasing	US$ 50%
New air routes development	US$ 30%
Working capital	US$ 20%
Total	US$ 100%

We intend to use any such proceeds for working capital and general corporate purposes. General corporate purposes may include capital expenditures.

DIVIDEND POLICY

Except as disclosed below, we have never declared or paid any cash dividends on our Class A ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Each Class A ordinary share confers on the holder (i) the right to an equal share in any distribution paid by the Company and (ii) an equal share on the distribution of any surplus assets of the Company on its liquidation in accordance with the Companies Act and the articles of association. Each Class B ordinary share confers on the holder no right to the distribution of any surplus assets of the Company on its liquidation and no right to any distribution paid by the Company in accordance with the Companies Act and the articles of association. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2023:

•        on an actual basis; and

•        on a pro forma basis to reflect the sale of            Class A ordinary shares by us in this offering at an assumed price to the public of $            per share, resulting in gross proceeds to us of $            after deducting (i) underwriter discounts of $            , (ii) non-accountable expense allowance of $            , (iii) underwriting accountable expenses of $            , and (iv) other estimated other offering expenses of $            . The table below assumes no exercise by the underwriters of their option to purchase additional Class A ordinary shares from us.

The pro forma information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual net proceeds to us from the offering. You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Use of Proceeds” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	June 30, 2023 (USD)
	Actual	Pro forma As Adjusted
Cash and cash equivalents	$5,982,416	$

Unguaranteed and unsecured short-term debts	14,926,481
Unguaranteed and unsecured long-term debt, including amount due to a related party	45,100,247
Total indebtedness	$60,026,728	$

Shareholders’ equity:
Class A ordinary shares, par value $0.0001 per shares, 450,000,000 shares authorized, 50,000,000 Class A shares issued and outstanding;	5,000
Class B ordinary shares, par value $0.0001 per share, 50,000,000 shares authorized, 10,000,000 Class B shares issued and outstanding	1,000
Additional Paid-in capital	199,994,000
Accumulated deficit	(109,897,700)
Accumulated other comprehensive loss	—
Total Shareholders’ (Deficit)/Equity to shareholders of Cambodia Airways Co., Ltd	90,102,300
Deficit attributable to non-controlling interest	—
Total Shareholders’ (Deficit)/Equity	90,102,300
Total capitalization	90,102,300
Total indebtedness and capitalization	150,129,028

DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

After giving effect to our sale of            Class A ordinary shares in this offering at an assumed initial public offering price of $[    ] per ordinary share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, underwriting accountable expenses and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2023 would have been approximately $[    ], or approximately $[    ] per ordinary share. This amount represents an immediate increase in pro forma net tangible book value of $[    ] per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $[    ] per share to purchasers of our Class A ordinary shares in this offering, as illustrated in the following table.

Offering
Assumed initial public offering price per ordinary share	$
Net tangible book value per ordinary share (both Class A ordinary share and Class B ordinary shares) before the offering	$
Increase in net tangible book value per ordinary share (both Class A ordinary share and Class B ordinary shares) attributable to payments by new investors	$
Pro forma net tangible book value per ordinary share (both Class A ordinary share and Class B ordinary shares) immediately after the offering	$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$

A $[    ] increase (decrease) in the assumed public offering price of $[    ] per share (both Class A ordinary share and Class B ordinary shares) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $[    ], the net tangible book value per share after giving effect to this offering by $[    ] per share and the dilution in net tangible book value per share to new investors in this offering by $[    ] per ordinary share, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and after deducting underwriting discounts, non-accountable expense allowance, underwriting accountable expenses and other estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A ordinary shares and other terms of this offering determined at pricing.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A ordinary shares and other terms of this offering determined at the pricing.

The following table shows, as of the date of this prospectus, on a pro forma as adjusted basis, the number of Class A ordinary shares purchased from us, the total consideration paid to us and the average price paid per share by officers, directors, and affiliated persons and by new investors purchasing Class A ordinary shares in this offering at an assumed initial public offering price of $[    ] per share, before deducting the underwriting discounts, non-accountable expense allowance, underwriting accountable expenses and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Officers, directors, and affiliated persons		%	$	%	$
Total existing shareholders		%	$	%

Investors participating in this offering		%	$	%	$
Total		100%		$100%	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. All amounts included herein with respect to the fiscal years ended June 30, 2023 and 2022, are derived from our audited consolidated financial statements (“Annual Financial Statements”) included elsewhere in this prospectus. The Annual Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are the sole full-service airline based in Cambodia that primarily operate from Phnom Penh, the country’s capital and provide commercial airline services throughout China and Southeast Asia. We take pride in our Company’s distinctive services, which embody Cambodia’s rich Khmer heritage and cultural essence. Our comprehensive flight accommodations include high-quality business class services, which takes precedent in Cambodia air travel. Our established aviation network spans a 5-hour radius that encompasses the Asia-Pacific region, and our core market currently resides in mainland China and Southeast Asia.

We conduct all of our airline operations through our Operating Subsidiary, Cambodia Airways Co., Ltd, which carried 151,807 passengers and had passenger revenue of approximately US$20.25 million for the year ended June 30, 2023. For the year ended June 30, 2022, the Operating Subsidiary carried 22,636 passengers and had passenger revenue of approximately $20.39 million. As of June 30,2023, we operated seven routes consisting of three regional routes and four international routes, and the destinations consist of Bangkok (Thailand), Singapore, Ho Chi Minh City (Vietnam), Macau (SAR of China), Koror (Palau), Chengdu (China), Beijing (China), and Shenzhen (China). As of the date of this prospectus, the number of our passenger flight route increased to twelve since the tourist industry has gradually recovered from the COVID_19 pandemic. The new destinations consist of Sanya (China), Haikou (China), Chongqing (China), Jieyang (China), Jinan (China) and Nha Trang (Vietnam). We currently had a fleet of six aircrafts, consisting of Airbus A319 and A320 series airliners, and the average age of our Airbus A319s is 15 years, while the Airbus A320s is 4 years as of June 30, 2023.

In addition to commercial air services, we also provide air cargo services. Currently, our freight transport is limited to passenger belly cargo only which primarily comprises of non-hazardous e-commerce goods (such as fabrics). As of the date of this prospectus, we are in the process of obtaining permits to transport other goods as part of our air cargo service portfolio and plan to introduce dedicated freighter-planes for air cargo operations in the future.

We continually evaluate our network of domestic, regional and international routes in light of our operating profitability and efficiency. Our current flight routes are subject to approval by a number of regulatory authorities and government bodies including the Civil Aviation Authorities of Thailand, Singapore, Vietnam, Macau SAR and mainland China, as well as the Changi Airport Group, the Aeronautical Circular Civil Aviation Authority in Macau, and the Palau government. Beginning in 2020, due to the COVID-19 pandemic and its negative impact on the air travel demand in domestic and international markets, as well as the various travel restrictions and border control measures implemented by government authorities of China and other countries, we made certain adjustments to our flight routes. The adjustments included temporarily suspending or reducing the number of flights on some of our pre-existing flight routes. After 2020, both our international and domestic routes were significantly affected through 2022 and have been gradually recovering since the beginning of 2023.

We generated a revenue of approximately $24.05 million and approximately $25.95 million for the fiscal years ended June 30, 2023 and 2022 respectively, representing a decrease of 7.33%. While we recorded a net loss of approximately $28.54 million for the fiscal year ended June 30, 2023, representing a 91.62% increase compared with a net loss of approximately $14.89 million for the fiscal year ended June 30, 2022.

Key Factors Affecting Our Operating Results

Our operating results are primarily affected by the following factors:

General factors affecting our results of operations

Our results of operations and financial condition are affected by a number of general factors in Southeast Asia and China’s transportation industry, including but not limited to:

•        Overall economic growth of Southeast Asia and China and level of urbanization and consumption;

•        Aviation market competition;

•        International tourism in Cambodia;

•        Shortage of qualified pilots and experiencing operating constraints

Unfavorable changes in any of these general factors could materially and adversely affect demand for our services and our results of operations.

Industry demand

Tourism in Cambodia is one of the most important sectors in the country’s economy. Bolstered by its rich cultural heritage and government initiatives emphasizing infrastructure development, Cambodia is expected to attract more international travelers. As tourism thrives, there is expected to be an increase in both inbound and outbound international tourists, leading to the subsequent surge in demand for air travel, providing a significant boost to our commercial aviation market.

Our ability to reasonably increase the aircraft utilization

Optimal utilization of aircrafts is key to our success. Low utilization may limit our ability to achieve the profitability. High utilization leads to greater depreciation and higher operational costs, potentially raising the likelihood of delays and cancellations that could compromise aircraft reliability and safety. We plan to reasonably increase the frequency of flights to the markets we currently serve, as well as increasing the number of markets we serve.

Our ability to manage operating cost effectively

Our ability to manage our costs and expenses effectively is critical to the success of our business. Fuel expenses constitute a significant portion of our total operating cost. Substantial fluctuations in fuel costs and shortage may have an adverse effect on us. The price and future availability of fuel cannot be predicted with any degree of certainty, and significant increases in fuel prices may harm our business. We may adopt fuel hedging instruments to protect us from fuel price fluctuations.

Impact of inflation on our operations and financial performance

Increases in inflation raise our costs for labor, materials and services, and other costs required to operate our business. Our earnings are largely affected by changes in the price of jet fuel, which typically represent a major component of an airline’s operating cost. Our jet fuel costs accounted for 21.2%, 12.1% and 6.7% of our operating expenses for the years ended June 30, 2023, 2022 and 2021, respectively. We have not adopted any fuel price stabilizing instrument in response to fuel price fluctuations as of the prospectus date.

Impact of the COVID-19 pandemic on our operations and financial performance

The global spread and impact of the COVID-19 pandemic is complex, unpredictable, and continuously evolving, and has resulted in significant disruption and additional risks to our business since 2020. The COVID-19 pandemic has led governments and other authorities around the world at various times to impose measures intended to control its spread, including restrictions on large gatherings of people, travel bans, border closings and restrictions, business closures, quarantines, shelter-in-place orders, social distancing and masking measures, and vaccination mandates. As a result, the COVID-19 pandemic, including the emergence of new variants, and the associated consequences have significantly impacted global passenger air travel and have had a material detrimental impact on global commercial travel industry, of which has had, and may continue to have, a material adverse impact on our business, operations, and financial results.

During the period of the COVID-19 pandemic, China has suspended almost all international routes, only allowing us to operate one trip Phnom Penh to Chengdu weekly. Draconian immigration policies across the globe have halted international passengers and prevented planned new routes from opening. Additional quarantine expenditures was a must to ensure the safety of passengers and the crew.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the logistics and freight forwarding industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. However, we note that the government authorities have gradually uplifted the preventive measures in relation to the COVID-19. We will continue to closely monitor the situation throughout 2024 and beyond.

Results of Operations

Comparison of Years Ended June 30, 2023 and 2022

The following table summarizes the consolidated results of our operations for the years ended June 30, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	June 30, 2023		June 30, 2022
Statement of Operations Data:	Amount	As % of Revenues	Amount	As % of Revenues	Amount Increase (Decrease)	Percentage Increase (Decrease)
Revenue	$24,052,636	100.0%	$25,954,714	100.0%	$(1,902,078)	(7.33)%
Cost of revenues	(44,364,933)	(184.45)%	(34,249,972)	(131.96)%	(10,114,961)	29.53%
Gross loss	(20,312,297)	(84.45)%	(8,295,258)	(31.96)%	(12,017,039)	144.87%
Operating expenses						%
Selling and marketing	(1,521,728)	(6.33)%	(843,388)	(3.25)%	(678,340)	80.43%
General and administrative	(6,593,734)	(27.41)%	(5,607,782)	(21.61)%	(985,952)	17.58%
Total operating expenses	(8,115,462)	(33.74)%	(6,451,170)	(24.86)%	(1,664,292)	25.80%
Loss from operations	(28,427,759)	(118.19)%	(14,746,428)	(56.82)%	(13,681,331)	92.78%
Other income (expenses)
Interest income	80,198	0.33%	74,894	0.29%	5,304	7.08%
Other expense, net	(152,942)	(0.64)%	(73,973)	(0.29)%	(78,969)	106.75%
Exchange loss	(37,234)	(0.15)%	(147,431)	(0.57)%	110,197	(74.74)%
Loss before income taxes	(28,537,737)	(118.65)%	(14,892,938)	(57.38)%	(13,644,799)	91.62%
Income tax expenses	—	—	—	—	—	—
Net loss	$(28,537,737)	(118.65)%	$(14,892,938)	(57.38)%	$(13,644,799)	91.62%

Revenues

We generate revenue from the provision of air transportation service for passengers and cargo. Our total revenue was approximately $24.05 million for the year ended June 30, 2023, compared to approximately $25.95 million for the year ended June 30, 2022, a decrease of approximately $1.90 million, or 7.33%. Such decrease was mainly due to a decrease of approximately $2.45 million in revenue from air transportation services for cargo and a decrease of approximately $0.14 million in revenue from air transportation services for passengers.

Revenue from air transportation service for passengers amounted to approximately $20.25 million, or 84.19% of total revenue, for the year ended June 30, 2023, and decreased by $0.14 million, or 0.69%, from approximately $20.39 million for the year ended June 30, 2022. Due to the outbreak of the COVID-19 pandemic and the travel restrictions, the supply for air transportation plummeted, resulting in significantly increased fare to as much as $6,500 per trip while the regular price is between $150 and $300. As the pandemic restrictions loosened and the supply for air transportation gradually recovered, the ticket prices also dropped significantly to the normal level, which ultimately caused a slight decrease in the total revenue for passenger service despite of the number of passengers increased dramatically in fiscal year 2023.

Revenue from air transportation service for cargo decreased by $2.45 million, or 45.6%, from approximately $5.36 million or 20.67% of total revenue, for the year ended June 30, 2022, to approximately $2.92 million, or 12.1% of total revenue for the year ended June 30, 2023. We generated our revenue from cargo service mainly from chartered airplane attributable to the special accommodation granted by the CAAC to allow airlines to utilize passenger cabin to transport cargoes during the pandemic. Since the pandemic was controlled and more cargo aircrafts became available, the demand for our chartered airplane from freight agents dropped dramatically in the second half of fiscal year 2023, causing the decrease in our revenue from cargo service.

Revenue from air transportation service for others increased by $0.69 million, or 342.3%, from approximately $0.2 million or 0.77% of total revenue, for the year ended June 30, 2022, to approximately $0.89 million, or 3.69% of total revenue for the year ended June 30, 2023. Other service revenue was mainly from providing training courses, and in-flight advertisement, which is incidental and varies year to year depending on external demand in the specific year.

The following table sets forth our operating statistics for the years ended June 30, 2023 and 2022:

	For the years ended June 30
	2023	2022
Revenue passenger miles (in millions)(1)	20,254.12	1,410.70
Available seat miles (in millions)(2)	42,134.32	7,278.48
Passenger mile yield (cents)(3)	0.12	1.84
Passenger revenue per available seat mile (“PRASM”)(4)	0.05	0.28
Total revenue per available seat mile (“TRASM”)(5)	0.06	0.36
Cost per available seat mile (“CASM”)(6)	0.11	0.47
Passenger load factor(7)	48.07%	19.38%
Fuel gallons consumed (in millions)	$2.85	$1.38
Average price per fuel gallon	$3.30	$2.74
Approximate full-time equivalent employees, end of period	213	182
Passenger numbers	151,807	22,636

____________

(1)      Revenue Passenger Miles (RPM) is a metric to measure the total number of miles traveled by paying passengers. It is calculated by multiplying the total number of paying passengers on a flight by the distance traveled in miles.

(2)      Available Seat Miles (ASM) is a measure to quantify the passenger carrying capacity of an airline. It represents the total number of seat miles available for sale on a particular flight or route. ASM is calculated by multiplying the number of available seats on an aircraft by the distance flown in miles.

(3)      Passenger mile yield, also known as yield per passenger mile, is a financial metric to measure the average revenue generated for each mile flown by a paying passenger. It is calculated by dividing the total revenue generated from passenger miles by the total number of passenger miles flown.

(4)      Passenger revenue per available seat mile (PRASM) is a key financial metric used in the airline industry to measure the revenue generated by an airline for each seat mile available for sale. It is calculated by dividing the total passenger revenue generated by the total available seat miles.

(5)      Total revenue per available seat mile (TRASM) is a financial metric used in the airline industry to measure the total revenue generated by an airline for each seat mile available for sale, including both passenger and ancillary revenue. It is calculated by dividing the total revenue generated by the total available seat miles.

(6)      Cost per available seat mile (CASM) is a financial metric used in the airline industry to measure the cost incurred by an airline to operate each available seat mile, including both variable and fixed costs. It is calculated by dividing the total operating expenses by the total available seat miles.

(7)      Passenger load factor (PLF) is a measure to evaluate the utilization of available seating capacity on a flight. It represents the percentage of available seats that are filled with paying passengers. The formula for calculating passenger load factor is: Passenger Load Factor (PLF) = Revenue Passenger Miles (RPM)/Available Seat Miles (ASM).

Cost of revenue

Our cost of revenue primarily consists of direct operating cost and indirect operating cost. Direct operating cost mainly includes aircraft fuel cost, aircraft related depreciation and amortization and navigation and overflying cost. Indirect operating cost mainly contains ground handling service cost, pilot and crew salary and engine maintenance. Our cost of revenue increased by $10.11 million, or 29.53%, to approximately $44.36 million for the year ended June 30, 2023, from approximately $34.25 million for the year ended June 30, 2022. Such increase mainly resulted from increasing direct operating cost including higher aircraft fuel cost and indirect operating cost including the ground handling services fee and aircraft & engine maintenance cost along with the significant increase in the number of flights.

Jet fuel cost was approximately $9.40 million for the year ended June 30, 2023, compared to approximately $4.16 million for the year ended June 30, 2022, an increase of approximately $5.24 million, or 126.12%. Ground handling services fees increased by $2.60 million, or 107.66%, from approximately $2.42 million, for the year ended June 30, 2022, to approximately $5.02 million for the year ended June 30, 2023. Aircraft & engine maintenance cost amounted to approximately $3.60 million for the year ended June 30, 2023, and increased by $1.76 million, or 95.52%, from approximately $1.84million for the year ended June 30, 2022.

Selling and marketing expenses

Our selling and marketing expenses primarily include sales service costs incurred from the provision of air transportations, transaction service costs and advertising costs. Our selling and marketing expenses increased by $0.68 million, or 80.4%, to approximately $1.52 million for the year ended June 30, 2023, from approximately $0.84 million for the year ended June 30, 2022. Such increase was primarily due to the strengthened marketing and promotion of the company. As a percentage of revenue, selling and marketing expenses for the year ended June 30, 2023 and 2022 are 6.33% and 3.25%, respectively.

General and administrative expenses

Our general and administrative expenses mainly consist of ai insurance expenses for the aircrafts and vehicles, depreciations of the property and equipment, lease expenses relating to leased properties used for administrative and ticketing counters, IT and communications expenses, and others, which primarily include traveling, office expenses, and other miscellaneous expenses for administrative purposes. Our general and administrative expenses increased by $0.99 million, or 17.58%, to approximately $6.59 million for the year ended June 30, 2023, from approximately $5.61 million for the year ended June 30, 2022, along with the increasing number of flights and operations. As a percentage of revenue, general and administrative expenses increased to 27.41% for the year ended June 30, 2023, from 21.61% for the year ended June 30, 2022.

Loss from operations

As a result of the foregoing, we recorded loss from operations of approximately $28.43 million for year ended June 30, 2023, compared approximately $14.75 million for the year ended June 30, 2022.

Total other expense

We had approximately $0.11 million in total other expense for the year ended June 30, 2023, as compared to approximately $0.15 million in total other expense for the year ended June 30, 2022. Total other expenses for the year ended June 30, 2023 consisted of interest income in the amount of approximately $0.08 million, other expense, net in the amount of approximately $0.15 million and exchange loss in the amount of approximately $0.04 million, while total other expenses for the year ended June 30, 2022 consisted of interest income in the amount of approximately $0.07 million, other expense, net in the amount of approximately $0.07 million and exchange loss in the amount of approximately $0.15 million. The $0.08 million increase in the total other expense for the year ended June 30, 2023 was mainly due to more incidental expenses from non-operating business.

Net loss

As a result of the cumulative effect of the factors described above, our net loss increased by approximately $13.64 million, or 91.62%, to approximately $28.54 million for the year ended June 30, 2023, from approximately $14.89 million for the year ended June 30, 2022.

Liquidity and Capital Resources

As of June 30, 2023, we had cash of approximately $5.98 million. On March 20, 2021, our controlling shareholder entered into a credit loan agreement with the Company to provide a loan of up to $50 million for a period of 5 years with free interest to ensure that we had adequate levels of liquidity to navigate through the challenges posed by the COVID-19 pandemic and fund future development. As of June 30, 2023, the Company was still able to borrow approximately $8.5 million under this line of credit. As of March 18, 2024, our controlling shareholder had sufficient reserve with a balance of over $8.5 million as certified by a commercial bank in Cambodia. To date, we have financed our operations primarily through net cash flow from operations and capital contributions from our existing shareholders. We expect to finance our operations and working capital needs in the near future from part of our net proceeds of this offering, cash generated through operations and financial support from our controlling shareholder, if needed.

We believe that our current levels of cash, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for our operations and expansion plans for at least the next 12 months. We may, however, in the future require additional cash resources, due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The occurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Cash Flow Summary

	Year Ended June 30,
	2023	2022
Net cash (used in) provided by operating activities	$(4,043,417)	$7,872,927
Net cash used in investing activity	(749,704)	(412,452)
Net cash provided by (used in) financing activity	—	—
Effects of foreign currency exchange rate changes on cash	—	—
Net (decrease) increase in cash	(4,793,121)	7,460,475
Cash, beginning of period	10,775,537	3,315,062
Cash, end of period	$5,982,416	$10,775,537

Operating Activities:

Net cash used in operating activities was approximately $4.04 million for the year ended June 30, 2023, as compared to net cash provided by operating activities in the amount of approximately $7.87 million for the year ended June 30, 2022. For the year ended June 30, 2023, net cash used in operating activities was mainly resulted from the net loss of $28.54 million, the prepaid expenses and other current assets in the amount of approximately $2.71 million, the operating lease liabilities in the amount of approximately $0.70 million, the air traffic liability in the amount of approximately $0.65 million and the inventories in the amount of approximately $0.28 million, offset by the depreciation and amortization in the amount of approximately $19.23 million, the amount due to the related party in the amount of approximately $4.77 million, the accrued expenses and other current liabilities in the amount of approximately $2.56 million, the accounts payable in the amount of approximately $1.61 million and the accounts receivable in the amount of approximately $0.44 million. For the year ended June 30, 2022, net cash provided by operating activities was mainly resulted from the net loss of $14.89 million, the prepaid expenses and other current assets in the amount of approximately $1.58 million, the accounts receivable in the amount of $1.24 million and the operating lease liabilities in the amount of approximately $0.63 million, offset by the depreciation and amortization in the amount of approximately $20.15 million, the air traffic liability in the amount of approximately $4.62, the taxes payable in the amount of approximately $0.45 million and the accounts payable in the amount of approximately $0.45 million.

Investing Activity:

Net cash used in investing activities was approximately $0.75 million for the year ended June 30, 2023, as compared to approximately $0.41 million in net cash used in investing activities for the year ended June 30, 2022. Net cash used in investing activities for the year ended June 30, 2023 was mainly resulted from the purchases of property and equipment in the amount of approximately $0.75 million, while net cash used in investing activities for the year ended June 30, 2022 consisted entirely of purchases of intangible assets in the amount of approximately $0.41 million.

Financing Activities:

The company has no net cash used in financing activities for the year ended June 30, 2023 and 2022.

Accounts Receivable

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical collection trends, aging of receivables and other information available. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific bad debt provisions when it is considered necessary, based on (i) the Company’s specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. The Company recorded the allowance for doubtful accounts amounted to $55,270 and $18,250 as of June 30, 2023 and 2022, respectively.

The aging of all accounts receivable balance is within one year as of June 30, 2023.

Capital Expenditures

We made capital expenditures of approximately $0.75 million and approximately $0.41 million for the years ended June 30, 2023 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchasing the office equipment and furniture for our daily business operation. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

Off-balance Sheet Commitments and Arrangements

The following table sets forth our contractual obligations as of June 30, 2023:

Operating lease payment
Within one year	$1,200
Total future minimum lease payments	$1,200

Except for the above, we did not have any off-balance sheet commitments or arrangements as of June 30, 2023.

Critical Accounting Policies

We prepare consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and related notes. We periodically evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledged such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

Use of Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions made by management include, among others, useful lives and impairment of long-lived assets, collectability of accounts receivable, advances to suppliers, allowance for doubtful accounts, reserve of inventory. While the Company believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, the Company incurred a net loss of $28,537,737 and $14,892,938 for the year ended June 30, 2023 and 2022, respectively, and recorded a cash outflow from operating activities of $4,043,417 for the year ended June 30, 2023. As of June 30, 2023 and 2022, the Company had accumulated deficit of $109,897,700 and $81,359,963, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months.

On March 20, 2021, our controlling shareholder entered into a credit loan agreement with the Company to provide a loan of up to $50 million for a period of 5 years with free interest. As of June 30, 2023, the Company was still able to borrow approximately $8.5 million under this line of credit. Our controlling shareholder has agreed to provide financial support commitment to the Company until March 20, 2026. As of March 18, 2024, our controlling shareholder had sufficient cash reserve with a balance of over $8.5 million as certified by a commercial bank in Cambodia. As a result, the Company believes it has sufficient and appropriate financial abilities to enable it to undertake its liabilities, and doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance date of the financial statements has been alleviated.

As a result of the sufficient cash balance and unused credit loan availability, the substantial doubt regarding the Company’s ability to continue as a going concern has been resolved.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended June 30, 2023 and 2022 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring the progress toward complete satisfaction of that performance obligation.

The principal versus agent evaluation is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended June 30, 2023 and 2022, all revenue was recognized on a gross basis.

The primary sources of the Company’s revenues are as follows:

Passenger revenue

The Company generates passenger revenue from scheduled and chartered air transportation. Revenue from sales of passenger tickets is recognized at a point in time when transportation is provided. The Company requires the customers to fully pay in advance to reserve the seats in both scheduled and chartered flights. No credit term for this type of revenue. Ticket sales and the fees collected for related ancillary services are initially deferred in air traffic liability. When the Company expects that the consideration received in advance of carriage is not refundable, and the customer is likely to give up a portion of the contractual rights, the Company recognizes, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Company expects to be entitled as revenue. If the Company does not expect to be entitled to a breakage amount, the Company recognizes the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

Cargo revenue

The Company generates cargo revenue mainly from the chartered airplane, especially during the pandemic period and extra checked baggage. Cargo revenue is recognized at a point in time when the Company provide the transportation. The Company offers the customers a credit term within 10 working days subsequent to the last charter flight of each month. The Company has the rights to deduct the partial or full deposit if the customer is unable to pay the amount.

Operating leases

The Company, through its subsidiary, leases its office, which are classified as operating leases in accordance with ASC 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of June 30, 2023 and 2022.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has had a significant impact on our operations in recent years. During the pandemic, transport capacity faced significant restrictions due to local regulatory policies, resulting in scarce transportation resources. Particularly, flights to China operated solely by Cambodia Airways decreased from 11 to once a week, leading to considerably higher unit prices. In response, the Company mitigated labor expenses to a certain extent by implementing moderate salary reductions and layoffs.

To respond to the decline in flight volumes, Cambodia Airways scaled down operations to match reduced manpower requirements. This measure involved notifying department heads to differentiate the necessity of on-site work across various positions. To address work demands, the airline introduced a hybrid scheduling policy of accommodating both on-site and remote work, aiming to maintain employees’ basic living needs without resorting to layoffs. This approach minimized the frequency of on-site staff presence, effectively reducing labor costs and fostering solidarity with the workforce. Opting against layoffs not only upheld employees’ livelihoods but also facilitated the airline’s swift operational recovery post-pandemic. The phased implementation of this scheduling policy, initiated in April 2020 and concluded in July 2022, notably reduced monthly labor costs from approximately $380,000 to around $190,000.

Furthermore, during the pandemic period from April 2020 to March 2023, Bangkok Airport offered a 50% discount on landing and parking fees, while airports like CTU and SZX provided a 10% landing fee discount and waived parking fees until May 2021. The SSCA exempted local airlines from three-month minimum tax (March to May 2020) and allowed a six-month delay in civil aviation fee payments, permitting gradual payment afterward. The CAAC also granted special accommodation to increase cargo allowance by converting passenger cabin to transport cargoes starting April 2020. Additionally, certain airports like Macau and Fuzhou collaborated with airlines to promote specific routes, sharing promotional costs. These airports incentivized increased capacity to boost passenger numbers by offering reduced takeoff and landing fees for incremental passenger growth. As of the date of this prospectus, all the incentive plans implemented by various airports have ceased to be in effect as the flight operations gradually returned to pre-pandemic status.

CORPORATE HISTORY AND STRUCTURE

Corporate Structure

We are a holding company incorporated in the Cayman Islands on October 18, 2023. Our Operating Subsidiary, Cambodia Airways Co., Ltd., was incorporated under the Cambodia laws on September 11, 2017.

Our operations are conducted wholly through the Operating Subsidiary. On January 10, 2024, Cambodia Airways purchased all equity interest in the Operating Subsidiary. Below is a chart illustrating our current corporate structure:

Organization Chart

The chart below sets out our corporate structure as of the date of this prospectus.

Corporate Headquarters

Our principal executive offices are located at NO. 02, Russian Federation Blvd, Sangkat Ka Kab, Khan Por Senchey, Phnom Penh, Kingdom of Cambodia. Our telephone number is +855 23901321. Our website address is https://www.cambodia-airways.com/. Information on our website does not constitute part of this prospectus. Our registered office in the Cayman Islands is located at Suite 102, Cannon Place, P.O. Box 712, North Sound Rd., George Town, Grand Cayman, KY1-9006 Cayman Islands.

INDUSTRY

All the information and data presented in this section have been derived from reports by Frost & Sullivan and government official public announcement platform, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF MACRO ECONOMY AND DOWNSTREAM DEMAND IN CAMBODIA

Macro Economy Situation in Cambodia

Cambodia is a developing country, which is characterized by an agriculture-oriented economy in the past. However, driven by the steady development of the export-oriented manufacturing and construction industry, from 2018 to 2022, Cambodia’s nominal GDP increased from USD24.6 billion to USD28.5 billion, with the nominal GDP per capita of Cambodia increased from USD1,587.9 to USD1,784.8. The service sector is also a major contributor to the Cambodia’s GDP. With the end of the pandemic, the strong rebound in the service industry, especially the trade and travel sector, has further fueled economic recovery in Cambodia. With the ongoing development of garment, travel, and footwear and service industries, Cambodia’s nominal GDP is expected to reach USD41.4 billion in 2027, with a CAGR of 7.8% from 2023 to 2027. Meanwhile, Cambodia’s nominal GDP per capita is also projected to maintain a steady growth in the forecast period and projected to reach USD2,463.2 in 2027, growing at a CAGR of 6.8% from 2023 to 2027. The continuous growth of Cambodia’s economy leads to an increase in consumer spending power and business activities, which drives the demand for business travel, leisure travel, freight transportation, and infrastructure investment, thereby fueling the expansion of the civil aviation industry.

With the macroeconomic stability and growth, Cambodia’s population is relatively stable, from 2018 to 2022, Cambodia’s population increased from 15.5 million to 16.0 million, with a CAGR of 0.8%, and it is expected to grow steadily, reaching 16.8 million in 2027, with a CAGR of 1.0% from 2023 to 2027. The growth in population is expected to drive a surge in the demand for air travel, while a stable and relatively lower population growth, on the other hand, implies a more predictable and consistent travel demand. Moreover, the stable population and its growth rate suggest a consistent consumer base, which can lead to the development of consumption and trade. There is a likelihood of an increase in the number of flights and in air traffic. Therefore, the need to accommodate more travelers can strain airport infrastructure, leading to the need for expansion of airports, and the growth of airlines to meet the rising demand, which is expected to boost the development of Cambodia’s civil aviation industry.

Overview of Tourism Industry in Cambodia

Tourism in Cambodia is one of the most important sectors in the country’s economy. The international tourist arrivals in Cambodia witnessed a significant decline from 6.2 million in 2018 to 2.3 million in 2022, reflecting a CAGR of -22.2%, due to the impact of the COVID-19 pandemic, which imposed travel restrictions and created hesitancy among travelers worldwide.

With robust support from the Cambodian government for the tourism sector and the operation of new Siem Reap-Angkor International Airport, which has been invested in, constructed, and upgraded by Chinese companies, Cambodia’s tourism industry is expected to resume and grow significantly. Moreover, as Cambodia’s economy continues to flourish, international trade and foreign investment activities are on the rise, leading to an increase in business travelers. Therefore, Cambodia’s international tourists’ arrivals anticipated to increase from 5.0 million in 2023 to 7.5 million by 2027, registering a CAGR of 10.5%. Such a substantial increase in international tourists will invariably necessitate an expansion in Cambodia’s commercial aviation industry. With more tourists, there will be heightened demand for flights, both international and domestic, potentially leading to increased flight frequencies, new routes, airline expansion, and infrastructure development at airports to accommodate the growing number of passengers.

International Tourist Arrivals, Cambodia, 2018-2027E

Source: Cambodia National Institute of Tourism, Frost & Sullivan

Between 2018 and 2022, Cambodia’s outbound international tourist numbers decreased, reflecting a similar trend observed in the inbound international tourists from other countries. The number of outbound international tourists declined from 5.7 million in 2018 to 0.2 million in 2021.

However, Cambodia’s tourism experienced a turnaround in 2022, with the number of outbound international tourists reaching 2.1 million. In the forecast period, as the number of international tourists’ arrivals rebound, the number of outbound international tourists is also expected to surge simultaneously, increasing from 4.9 million in 2023 to 7.2 million in 2027, representing a CAGR of 9.7%. Bolstered by its rich cultural heritage and government initiatives emphasizing infrastructure development, Cambodia is expected to attract more international travelers. As tourism thrives, there is expected to be an increase in both inbound and outbound international tourists, leading to the subsequent surge in demand for air travel, providing a significant boost to Cambodia’s commercial aviation market.

Outbound International Tourists, Cambodia, 2018-2027E

Source: Cambodia National Institute of Tourism, Frost & Sullivan

From 2018 to 2022, there was a noticeable decrease in the number of Cambodian citizens traveling abroad. The data shows a steady figure of 2.0 million tourists in both 2018 and 2019, which sharply declined to 0.3 million in 2020, followed by a gradual increase to 1.0 million in 2022, marking a CAGR of -16.5% over this period.

In the forecast period, with Cambodia’s economic growth, increased disposable income, and a growing middle class might boost their international travel aspirations, there is expected to be more Cambodian citizens to travel abroad. From 2023 to 2027, the outbound national tourists are anticipated to increase from 1.8 million to 2.5 million, with a CAGR of 8.7%. This upward trajectory in outbound tourism is poised to stimulate Cambodia’s commercial aviation industry. As more citizens seek international destinations, there will be a growing demand for flights, potentially leading to more routes, increased flight frequencies, and further investments in the airlines.

Outbound National Tourists, Cambodia, 2018-2027E

Source: Cambodia National Institute of Tourism, Frost & Sullivan

ANALYSIS OF CAMBODIA’S COMMERCIAL AVIATION MARKET

Definition and Classification of Commercial Aviation

Classification of Civil Aviation and Commercial Aviation

Commercial aviation refers to the business of operating aircraft to transport passengers and cargo for a profit, which can be further classified into scheduled and non-scheduled commercial aviation. The scheduled aviation refers to commercial air transport services that operates on fixed routes and adhere to a published timetable. These services are available to the general public for booking. It is of paramount importance to the commercial aviation sector and civil aviation as a whole, serving as the backbone for efficient, reliable, and accessible air transportation, facilitating passenger and cargo movement on a global scale. While the non-scheduled aviation does not follow a fixed timetable or route, offers flexible, customized flights to meet passengers’ specific needs. Based on the way services are provided, non-scheduled can be further classified into charter flights, on-demand flights, and other non-scheduled commercial flights.

Source: Frost & Sullivan

Industry Value Chain of Commercial Aviation Market in Cambodia

The commercial aviation industry value chain encompasses a comprehensive ecosystem to facilitate air travel for passengers and cargo. In the upstream sector, it begins with raw material suppliers that provide essential components to aircraft manufacturers, who then produce and supply aircraft tailored to commercial use. In the midstream segment, airlines operate the fleets, ensuring the transport of passengers and cargo globally, supported by airports that offer infrastructure for take offs, landings, and passenger processing. Simultaneously, air navigation service providers oversee air traffic management, ensuring safe and efficient flight paths, while regulatory authorities implement standards and regulations to uphold safety and operational efficiency. Maintenance, repair, and overhaul providers ensure aircraft longevity and safety. The downstream segments of the commercial aviation industry primarily involve the tourism and logistics sectors. In tourism, services are catered to end customers through airlines’ official channels, ticket agents and travel agencies acting as distributors, while logistics rely on air freight forwarders and cargo integrators to deliver goods to end clients.

Industry Value Chain of Commercial Aviation

Source: Frost & Sullivan

Market Size of Commercial Aviation Market in Cambodia

The aircraft passenger throughput in Cambodia experienced a significant decline between 2018 and 2022, from 6.2 million passengers per year in 2018 to 2.4 million per year in 2022, with a sharp drop starting after 2019, representing a CAGR of -21.3%. The decrease in aircraft passenger throughput in Cambodia can be attributed to factors such as the suspension of various entry visas due to the coronavirus pandemic.

In the forecast period, the aircraft passenger throughput is expected to be driven by the rapid growth in tourism and policy support by the government for the aviation industry. The aircraft passenger throughput is expected to increase steadily, reaching 8.7 million in 2027, with a CAGR of 17.8%.

Aircraft Passenger Throughput, Cambodia, 2018-2027E

Source: Frost & Sullivan

The number of commercial aircraft in Cambodia slightly dropped between 2018 and 2022, from 22 to 19, representing a CAGR of -3.6%. The fleet size experienced a slight but steady increase during the first four years while undergoing a drop in 2022 due to the repeated outbreaks in multiple regions, keeping Cambodia from expanding the fleet size in order to reduce the maintenance and operating expenses generated by a larger fleet size.

As time advanced beyond 2023, with the continuous optimization, the increase in the number of airline companies, and the gradual consolidation and recovery of economic activities, the commercial aviation market is expected to experience a significant revival. The number of commercial aircraft fleet is projected to gradually increase from 26 in 2023 to 49 in 2027, with a CAGR of 17.2%.

Number of Commercial Aircraft Fleet, Cambodia, 2018-2027E

Source: Frost & Sullivan

The average seat occupancy rate of transport aircraft in Cambodia between 2018 and 2022, from 82.0 to 58.0 in total, representing a CAGR of -8.3%. To prevent the spread of the virus after the global outbreak of the COVID-19 pandemic, most countries implemented control measures. This resulted in a temporary slowdown in global economic activities, leading to not only a reduction in domestic air passenger traffic in Cambodia but also a significant decrease in international air passenger traffic. This, in turn, directly contributed to the decrease in the average seat occupancy rate within the Cambodian aviation industry.

Average Seat Occupancy Rate, Cambodia, 2018-2022

Source: Frost & Sullivan

Market Driver of Commercial Aviation Market in Cambodia

Policy Support for Aviation Industry

The Cambodian government has implemented an open-door policy and is committed to promoting the development of the aviation industry. In June 2016, the Cambodian National Assembly passed the China-ASEAN Air Transport Agreement, which approved the Fifth Freedom of Flight (FFF) rights, aiming at attracting more international airlines utilize Cambodian airports as stopovers for passenger and cargo services, and attracting more tourists to Cambodia. In September 2023, the government of Cambodia announced a new draft law on the re-establishment of the State Secretariat of Civil Aviation (SSCA). The goal is to modernize civil aviation technology and enable rapid development of the industry, including the management structure, in order to meet the additional requirements as a member of the International Civil Aviation Organization (ICAO).

Driven by Rapid Growth in Tourism

Cambodia is a popular tourist destination, located in the transport hub of Southeast Asia and the center of ASEAN, with flights from Cambodia to other ASEAN countries taking only 1.5 to 2.5 hours. The low-cost market also attracts investors from Europe, the United States, Canada, and other countries and regions. The number of flights between China and Cambodia is gradually increasing. According to the latest arrangement between the civil aviation authorities of China and Cambodia, the travel arrangement between China and Cambodia had resumed to that of pre-COVID, subject to certain additional take-off timing restrictions.

Regional Integration with Southeast Asia and China

Cambodia, as a member of the Southeast Asian region, is actively involved in the regional integration process. The liberalization of trade and tourism has been promoted among the member countries of the Association of Southeast Asian Nations (ASEAN), which provides opportunities for the development of Cambodia’s aviation industry. At the first Changi Aviation Summit in 2022, the Ministers of Transport of Singapore and Brunei, Cambodia, Indonesia, Malaysia, the Philippines, and Thailand jointly expressed their commitment to accelerate the implementation of commitments on air transport services under the ASEAN Framework Agreement on Services (AFAS) and other documents, to promote the development of ASEAN’s aviation market, to enhance Southeast Asia’s air connectivity with the rest of the region, and to commit to capacity, sustainability, and safety to support the recovery of the aviation industry. Based on the politically friendly cooperation environment and trend between China and Cambodia, the two heads of state jointly promoted the adoption of the “Belt and Road” initiative with Cambodia’s “Pentagonal Strategy”, increasing China’s investment in Cambodia and driving more business travelers to Cambodia.

Development Trends of Commercial Aviation Market in Cambodia

Increasing Passenger Demand

Cambodia received more than 2.3 million international tourists in 2022, marking a significant increase of over 1,000 percent. And the number is expected to reach 7.5 million in 2027. With the construction of new airports with higher passenger throughput capacity and increased investments, as well as the stable and friendly investment relations between Cambodia and other countries, such as China, the number of long-term business travelers is expected to gradually recover, resulting in a stable and high-value customer base. The aviation industry is set to return to profitability. It is expected that by 2025 and 2026, it will recover to over 16 million passengers before the epidemic.

Strengthening Aviation Cooperation

At the beginning of the epidemic, Cambodian airlines were compelled to take measures to reduce operating costs, such as staff layoffs and flight reductions. As the demand for air travel rebounded, Cambodian airlines began to increase employee recruitment, improve the flexibility of booking and refunding tickets for travelers, and expanded flight routes to safeguard operational efficiency. To further enrich travelers’ experiences, many airlines have introduced more extended services and products. Many airports have also added new e-commerce platforms to make it easier for travelers to purchase duty-free products online.

Seeking a Green Transition

Data show that aviation emissions before the epidemic accounted for about 2 to 3 per cent of total global greenhouse gas emissions. During the 27th Conference of the Parties to the United Nations Framework Convention on Climate Change (“UNFCCC”), the Chairman of the ICAO Council, Salvatore Chiaquitano, issued an initiative to the international community calling on the aviation industry to take measures as soon as possible to achieve the ICAO Assembly’s goal of reaching net-zero emissions from air transport by 2050.

COMPETITIVE LANDSCAPE OF CAMBODIA’S COMMERCIAL AVIATION MARKET

Ranking of Major Players in Commercial Aviation Market in Cambodia

In 2022, the top three market players contributed 94.8% of the commercial aviation market in Cambodia in terms of fleet size. The Company ranked first in terms of fleet size in 2022, with a fleet size of 6, accounting for 31.6% of the market. Furthermore, the Company was the first full-service airline in Cambodia to launch business class seats, and has one of the largest aviation network in the country.

Ranking and Market Share of the Commercial Aviation Market (by Fleet Size), Cambodia, 2022*

*Note: Data on fleet size in 2022 is by the end of 2022.

Source: Frost & Sullivan

Capital Barriers

The aviation industry is a capital-intensive industry. Due to the involvement of large facilities such as airports and aircraft, ample funds with nice liquidity are of utmost importance in the aviation industry. In addition to requiring a large amount of capital expenditure for purchasing or leasing aircraft, airlines also need to invest a large amount of working capital to maintain normal operations, such as paying fuel fees, aircraft takeoff and landing fees, and aircraft maintenance fees. Ensuring a sufficient and stable cash flow can be a resource-intensive and financially burdensome process, especially for startups or firms lacking previous involvement in the domain, which poses a capital barrier for the aviation industry.

Talent Barriers

The aviation industry is responsible for the safety and timely arrival of countless passengers, necessitating excellent skills and high-intensity drills. In order to succeed in this market, airlines must enroll a crew of experienced senior management personnel and skilled aviation professionals. Aviation professionals, especially pilots, generally require a long period of training and practical operational experience, as well as special inspections and evaluations, in order to obtain their professional qualifications. Based on the limited number of qualified aviation practitioners, it is difficult for a startup company to assemble a crew of aviation professionals in this competitive arena.

Regulations and Policies

The aviation industry is subject to extensive regulatory oversight aimed at safeguarding passengers and maintaining order in air traffic. For companies looking to serve passengers globally, navigating the complex landscape of regulations can be challenging. Adherence to a multifaceted framework of laws and regulations is imperative. The purchase and leasing of aircraft, the development and suspension of routes, the establishment and modification of flight plans, the takeoff and landing times of aircraft, as well as various safety standards and maintenance qualifications, all require permission or filing from the State Secretariat of Civil Aviation. The high degree of government control over the industry constitutes this barrier to entering the market.

Brand Barriers

The aviation industry involves competition in multiple aspects, such as flight experiences, failure rate, inflight meals, service quality, and management level. For customers with high-end transportation service needs, they often prioritize brand service providers with a good reputation in the industry. To gain customers’ trust, new entrants need to go through a long period of business accumulation and sufficient investment to continuously establish their own brand image. In an era where website evaluation systems for word-of-mouth are prevalent, reputable incumbents can easily sustain competitiveness in a market driven by consumer choice. Therefore, the market recognition of aviation enterprises constitutes a brand barrier.

BUSINESS

Overview

Cambodia Airways is the sole full-service airline based in Cambodia. We primarily operate from Phnom Penh, the country’s capital and provide commercial airline services throughout China and Southeast Asia. We take pride in our Company’s distinctive services, which embody Cambodia’s rich Khmer heritage and cultural essence. Our established aviation network spans a 5-hour radius that encompasses the Asia-Pacific region. Our core market resides in mainland China and Southeast Asia, including countries such as Singapore, the Philippines, Malaysia, and Indonesia.

We conduct all of our airline operations through our Operating Subsidiary, Cambodia Airways Co., Ltd. In 2023 and 2022 respectively, the Operating Subsidiary carried 151,807 and 22,636 passengers and had passenger revenue of approximately US$20.25 million and US$20.39 million. We are a full-service regional carrier with limited operating history. We had a net loss of approximately $28.54 million and negative cash flow from operating activities of approximately $4.04 million for the year ended June 30, 2023, and a net loss of approximately $14.89 million and cash flow from operating activities of approximately $7.87 million for the year ended June 30, 2022.

Our operations primarily focus on regional flights to Southeast Asia, as well as international flights to southern China cities and Beijing, China. As of June 30, 2023, we operated seven routes consisting of three regional routes and four international routes, and the destinations consist of Bangkok (Thailand), Singapore, Ho Chi Minh City (Vietnam), Macau (SAR of China), Koror (Palau), Chengdu (China), Beijing (China), and Shenzhen (China). As of the date of this prospectus, the number of our passenger flight route increased to twelve since the tourist industry has gradually recovered from the COVID-19 pandemic. The new destinations consist of Sanya (China), Haikou (China), Chongqing (China), Jieyang (China), Jinan (China) and Nha Trang (Vietnam).

In addition to commercial air services, we provide air cargo services. Currently, our freight transport is limited to passenger belly cargo only which primarily comprises of non-hazardous e-commerce goods (such as fabrics). As of the date of this prospectus, we are in the process of obtaining permits to transport other goods as part of our air cargo service portfolio and plan to introduce dedicated freighter-planes for air cargo operations in the future.

Our corporate headquarters and principal base of operations are located in Phnom Penh, the capital city of Cambodia, which we believe stands as a pivotal transportation hub and serves as both the political and economic epicenter of the country. With the largest population in Cambodia, we believe Phnom Penh has an extensive network of existing flight routes, making this bustling and vibrant center for air travel a natural choice for our headquarters.

As of the date of this prospectus, we had a fleet of six aircraft, consisting of Airbus A319 and A320 series airliners and the average age of our Airbus A319s is 15 years, while the Airbus A320s, is 4 years as of June 30, 2023.

We continually evaluate our network of domestic, regional and international routes in light of our operating profitability and efficiency. Our current flight routes are subject to approval by a number of regulatory authorities and government bodies including the Civil Aviation Authorities of Thailand, Singapore, Vietnam, Macau SAR and mainland China, as well as the Changi Airport Group, the Aeronautical Circular Civil Aviation Authority in Macau and the Palau government. Beginning in 2020, due to the COVID-19 pandemic and its negative impact on the air travel demand in domestic and international markets, as well as the various travel restrictions and border control measures implemented by government authorities of China and other countries, we made certain adjustments to our flight routes. The adjustments included temporarily suspending or reducing the number of flights on some of our pre-existing flight routes. After 2020, both our international and domestic routes were significantly affected well into 2022 and have been gradually recovering since the beginning of 2023.

As of the date of this prospectus, our aviation network is as follows:

The following table sets forth certain statistical information with respect to our passenger, cargo and mail traffic for the years indicated.

	Passenger carried		Cargo carried (tons)		Total traffic (kilometers)
Year	Total	Increase (decrease) over previous year (%)	Total (in tons)	Increase (decrease) over previous year (%)	Total (in millions)	Increase (decrease) over previous year (%)
2020	240,867		229.29		2.64
2021	16,506	(93)	751.91	228	0.59	(78)
2022	22,636	37	3738.01	397	1.06	80
2023	151,807	571	2149.64	(42)	2.20	108

Aircraft Fleet

As of June 30, 2023, we operated a fleet of 6 Airbus aircrafts with an average age of 9 years.

Model	Number of Aircraft	Passenger Capacity
Airbus 319 series	1	138
Airbus 319 series	2	150
Airbus 320 series	1	180
Airbus 320 series	2	164
Total	6	N/A

Aircraft Acquisition

As of the date of this prospectus, we have acquired the following aircraft:

Aircraft No.	Registration No.	Date Acquired
Aircraft – MSN3853	XU-878	July 19, 2018
Aircraft – MSN3872	XU-787	July 19, 2018
Aircraft – MSN2806	XU-797	October 19, 2018
Aircraft – MSN8925	XU-761	September 19, 2019
Aircraft – MSN9037	XU-762	June 30, 2021
Aircraft – MSN9122	XU-763	July 7, 2021

In 2018, the Company entered into three aircraft purchase agreements with Everstrong Enterprise Development Limited to procure three A319 series aircrafts. On July 19, 2018, the Company purchased two A319s (msn3853 and msn3872). On October 19, 2018, the Company acquired another A319 (msn2806). The individual prices for these aircraft were approximately $20,700,000 (msn3853), $20,800,000 (msn3872), and $17,520,000 (msn2806), respectively. The deliveries took place in July 2018 (msn3853 and msn3872) and October 2018 (msn2806).

On September 19, 2019, the Company entered into an aircraft purchase agreement with Cloud Nine No. 4 Leasing Company Limited to acquire an A320-200 (msn8925) with a consideration of approximately $45,653,236. The aircraft was delivered in September 2019.

In summer 2021, to further the fleet expansion, the Company entered into two aircraft purchase agreements with Cloud Nine No. 4 Leasing Company Limited. On June 30 and July 7, 2021, respectively, the Company purchased two A320-214s (msn9037 and msn9122) for approximately $44,329,708 each.

Cargo

As of the date of this prospectus, our belly cargo revenue constitutes 1-2% of our aggregate revenue, predominantly comprising of fabrics and non-hazardous e-commerce goods. Since our capacity is limited to belly cargo only and there are no dedicated cargo lines, our cargo services currently transport goods along with our passenger flights and each freight depends on the passenger capacity and availability in the passenger luggage and cargo hold area.

The primary strategic trajectory of our cargo services involves amplifying the share of high-value-added commodities, encompassing fresh produce, pharmaceuticals, high-tech merchandise, and potentially license-required hazardous materials. Future initiatives include the introduction of specialized freighters tailored for cargo operations, aimed at enhancing the transportation efficiency of varied goods. Additionally, as of the date of this prospectus the Company is also engaging in ongoing endeavors to secure permits to transport materials in more restrictive category, such as solar panels, electronics, medical equipment, pharmaceuticals, high-end agricultural products, among others.

Flight Operations

Flight operations for our flights originating in Cambodia are managed by our Operations Control Center (“OCC”) department, which is responsible for formulating flight plans and schedules consistent with route and flight approvals received from the CAAs. Our OCC in Phnom Penh is responsible for the on-site administration of flights, including the dispatch and coordination of flights, deployment of aircraft, ground services, crew staffing and handling flight irregularities. In addition, staff in each of our airline bases maintains close communication with our OCC for on-site administration and irregularities handling of the flights. Our OCC is also responsible for monitoring conditions of our route network, administering our flight plans, collecting and monitoring navigation data, and analyzing and monitoring airport conditions.

Depending on the airport, at least two hours before departure, our check-in counters open for passenger check-in procedures, and our check-in counters close about an hour prior to takeoff. Following their closure, approximately 30 minutes before takeoff, preparations for passenger boarding begin at the designated gate, and the passenger boarding procedures conclude 10 minutes before the scheduled time of departure. Throughout the passenger boarding process, our staff oversees ticket details to match passenger travel documents, ensure no prohibited items are brought on board, and prevent oversized luggage from being taken onto the aircraft.

The flight crew will request Air Traffic Control (“ATC”) clearance 30 minutes before departure. Once all passengers are on board, the cabin crew in charge notifies the captain to obtain confirmation, and thereafter asks all ground personnel to exit the aircraft and closes all aircraft doors. Subsequently, the captain requests pushback, taxis the aircraft, and initiates takeoff in accordance with ATC instructions.

Monitoring the flight-route network, overseeing navigation data, and foster smooth operations across all flight-routes fall under the dispatch and operations support managers responsibility, who analyze airport conditions and maintain oversight to assist our overall operations.

Ground Operations

Our ground operation involves a hierarchical structure of various groups responsible for executing a wide range of duties to maximize operational organization and safety, outlined as follows:

A Director of Ground Operations assumes responsibility for overseeing various critical aspects within Cambodia Airways. Responsibilities include the meticulous adherence to ground operations procedures and regulations detailed in the Company’s Ground Operations Manual, in compliance with pertinent national rules and regulations, i.e., AOCR and CCARs, as well as aviation standards outlined by ICAO. Additionally, the Director of Ground Operations role encompasses the efficient execution of all ground handling services for Cambodia Airways’ aircraft, delivered by subcontractors.

Aside from a Director of Ground Operations primary responsibilities of overseeing the safe, punctual, and economically viable ground operations for all Cambodia Airways flights, the Director of Ground Operations is also responsible for establishing or contracting adequate ground handling services and compliance with legal requirements and the AOC pertaining to ground operations. Specifically, the Director of Ground Operations serves as the Company’s representative to various authorities concerning ground operations and interfaces with those authorities to maintain the quality control of the Company’s ground operations. Director of Ground Operations duties extend to overseeing subcontractors, drafting operational control instructions, and collaborating closely with the director of flight operations when preparing ground operations as instructed by our operational manual. They also monitor and address non-compliances, analyze reports, and ensure ground personnel remain informed and competent in fulfilling their duties in alignment with our overall operations.

The Cargo Service Manager, who reports to the Director of Ground Operations, holds authority and responsibility for overseeing the safety and security of cargo operations at Cambodia Airways. Their primary role involves managing and supervising cargo operations activities in compliance with national and international regulations, industry standards, and company policies. Key responsibilities include establishing and maintaining the quality system within cargo operations, defining duties and issuing instructions for implementing quality policies and safety standards, monitoring safety standards, and managing personnel within the cargo service department. They are also tasked with maintain competence and appropriate training for cargo service personnel, developing operating standards and procedures, overseeing safe and efficient cargo operations for company flights, initiating contracts with Cargo Handling Agents, supervise quality control and inspection of contracted agents, and maintaining contacts with regulatory authorities concerning cargo operations.

The Passenger Service Manager, who reports to the Director of Ground Operations who maintains authority and responsibility over the safety and security of passenger operations at Cambodia Airways. The Director of Ground Operations manages and supervises passenger operations activities in compliance with national and international regulations, industry standards (such as IATA), and company policies. His or her primary responsibilities include maintaining the quality system within passenger operations, monitoring safety standards and initiating corrective actions when deviations occur, managing personnel within our passenger service department, overlooking appropriate training and competence standards for airline staff, designating certain personnel to oversee development and implementation of operating standards and procedures, in order to help implement safe, punctual, and efficient operations of all company flights concerning passenger operations.

The Station Manager at Cambodia Airways also reports to the Director of Ground Operations. The Station Manager undertakes several critical responsibilities that include organizing our ground personnel for operations, preparing station readiness for flights, optimizing job distribution for flights, briefing staff on local and international in order to implement rules, enforce safety regulations, transmit managerial directives to station staff, report station issues to the Director of Ground Operations, prepare ground equipment readiness, and facilitate inter-departmental coordination throughout our flight operations.

Our appointed station managers at each airport, along with the third-party ground handling agents that they oversee, are accountable for adhering to an IATA-standard ground handling agreement at their respective airport and company policies. A ground handling agent responsibility include implementing a structured maintenance program for Ground Support Equipment (“GSE”) and maintaining associated records for at least 6 months — which we believe meets regulatory standards. All operational documents maintained by a ground handling agent, including training records, must comply with regulatory and company requirements, such as legibility, traceability, security, and proper disposal upon expiry. The Station Manager assigns a qualified individual to supervise airside activities involving the airline’s aircraft during arrival, departure, and servicing. Loading instructions dictate the placement and amounts of cargo, while lost and found services are responsible for efficiently retrieving delayed baggage. Towing activities require a qualified person’s attendance and briefing, holding the tractor driver primarily responsible, unless overridden by a licensed engineer or supervisor. Although contracted responsibilities exist, the director of ground operations retains the overarching responsibility for safe ramp, cargo, passenger, baggage, cabin, fuel services, weight & balance control, and ground support equipment, ensuring compliance with Cambodia Airways’ ground handling procedures delineated in the Ground Operations Manual by any subcontracted parties.

Safety

Safety forms the foundation of Cambodia Airways, guiding every operational aspect. The Company’s management prioritizes safety across all operations, which we believe is evident through regular safety reviews, quarterly meetings amongst safety departments, inspections, risk analysis, incident investigations, and the aim to swiftly implement improvements. This unwavering commitment underscores our dedication to promote a safe environment.

We offer comprehensive safety management system (“SMS”) training, which is essential for all employees, whether new or existing, across different roles. This training occurs at pivotal intervals, beginning with initial SMS training for new hires and recurring or biennial SMS retraining for all employees. Additionally, SMS extends to service providers and involves training sessions whenever the SMS manual undergoes revision or following any unsafe incident.

Within the Company structure, the SQD oversees the safety management division. The SQD remains committed to the ongoing monitoring, evaluation, and enhancement of the Company’s safety system. It operates in coordination with the Safety Advisory Group (“SAG”) comprising safety officers appointed from various departments. Together, under SQD’s guidance, the departments implement continuous updates to safety policies, adherence to industry safety standards, and the overall effectiveness of the safety management system.

Airports and Facilities

Our principal base of operations is located in Phnom Penh, the capital city of Cambodia, and the airport, Phnom Penh International Airport, is operated by Société Concessionnaire de l’Aéroport, a private airport operator.

Airport operations involve a series of coordinated steps between the airport, airlines like us, and various agencies. The airport and supervisory agencies manage slot allocations, allowing airlines such as ours to apply based on their operational needs. The airport also provides necessary space, facilities, and equipment to facilitate smooth airline operations, to assist us in efficient transportation services for passengers and cargo.

Throughout operations, the airport disseminates flight status information to passengers, airport units, immigration, customs, and other relevant agencies. This dissemination aids in our service facilitation in response to normal, delayed, or canceled flights. The airport’s terminal resource management allocates areas for airline operations, assign terminals, and streamlines check-in procedures within specific zones.

Aircraft Flight Equipment

All our aircraft are equipped with CFM 56-5 engines, manufactured by CFM International (CFMI”). The airframes are manufactured by Airbus, while the landing gears are built by Safran Landing Systems, and the APUs by Honeywell Aerospace. Other critical components and systems come from manufacturers such as Collins Aerospace for engine nacelles and Liebherr Aerospace for the aircraft’s air conditioning system.

Because our network is comprised of over 1,350 vendors, most components originate from enterprises registered and approved under EASA and FAA regulations. For example, engine maintenance aligns with prescribed schedules from the engine and aircraft manufacturers to ensure airworthiness and safe operation. We continuously monitor the performance history of our CFM 56-5B engines through CFMI’s portal. Any irregularities prompt immediate alerts to the engine manufacturer and our team that conducts weekly trend reviews via the CFMI portal. Our aircraft’s planned utilization stands at eight hours and four cycles per day.

For our storage of rotables, expendable spare parts, tools, and equipment, we adhere to SSCA, FAA, or EASA standards. The Material Management Division (“MMD”) under the Engineering & Maintenance Department (“EMD”) oversees the management of rotables and expendables. MMD negotiate for the best financial deals while complying with regulatory requisites, company protocols, and procedures. Given the high cost of rotables and the scale of our fleet, we own a few rotables and secure power-by-hour services from competitive suppliers through rigorous bidding processes. We are in process of selecting new service provider between SIA Engineering Company from Singapore and Air France Industry. Our current service is provided by AJ Walter Aviation Limited from the United Kingdom. We procure all expendables after evaluating quotations from three qualified suppliers. All rotables and expendables must possess airworthiness certificates or conformity of compliance mandated by the industry.

Our procurement process involves rigorous quality assurance procedures. First, suppliers must meet industry standards and gain approval from Cambodia Airway’ quality assurance department. Then, the MMD requests quotations from at least three approved suppliers. Finally, MMD seeks company approval to place the order, to assist with our compliance at every stage of acquisition, whether for rotables or expendables.

Aircraft Maintenance

The Air Operator Certificate Requirements (“AOCRs”) mandates requirements of the Aircraft Maintenance Program (“AMP”), and is to be approved by the SSCA annually. The Company established and adopted an AMP manual, which provides a comprehensive scheduled maintenance program for all maintenance requirement data concerning aircraft, engines, systems and components in order to maintain the inherent reliability and operating safety for continuous airworthiness of the aircraft and meets the cost-effective requirements. Our AMP manual is reviewed annually to revise for up-to-date effectiveness and to detect any remedy deficiencies. When updating our AMP manual, we consider in-service experiences, new maintenance instructions, compliance with directives and modifications, operational changes, and anticipated versus actual aircraft usage. Any discrepancies found that indicate flaws in the maintenance program prompt necessary amendments for operational alignment and efficacy.

Since June 2018, Cambodia Airways’ Engineering & Maintenance Department (“EMD”) has managed the line maintenance for the fleet, and our EMD holds approved maintenance organization certificates issued by the SSCA. The base maintenance for the fleet is subcontracted to third-party AMOs, such as the Grand China Aviation Maintenance Co., Ltd, Air Asia Company Limited, Tianjin Haite Aircraft Engineering Co., Ltd, among others, which are authorized by the FAA or EASA, and approved by both SSCA and Cambodia Airways. Throughout maintenance procedures, Cambodia Airways sends a representative to oversee the process, to assist with adherence to approved manuals and procedures. Rotable aircraft components undergo repair at maintenance shops, such as Aerospace Engineering Services

JSC, Triumph Aviation Service Asia Co., Ltd, Guangzhou Aircraft Maintenance, and Wuhan Hangda Aero Technology Co., Ltd, among others, which are approved by Cambodia Airways EMD and authorized by at least one of the SSCA, FAA, or EASA. Cambodia Airways EMD bears the responsibility for overseeing fleet airworthiness and maintenance.

In maintaining top-tier maintenance services, Cambodia Airways mandates that all certifying staff performing maintenance releases on the fleet to hold aircraft maintenance engineering licenses from ICAO member states. These authorized personnel undergo comprehensive written, oral, and practical assessments before receiving authorization. Continuous training aligned with approved programs is compulsory for all maintenance staff. Our Safety & Quality Assurance Department (“SQD”) conducts regular quality audits as per the approved plan. Cambodia Airways has meticulously developed manuals and procedures, supported by a proficient team, to rigorously execute these training measures.

Major maintenance checks adhere to intervals based on flight hours, flight cycles, and calendar days as outlined in the AMP approved by the SSCA. The AMP relies on data from the Maintenance Review Board Report (“MRBR”), Type certificate holder’s Maintenance Planning Document (“MPD”) from Airbus, the Authority of State of Design, supplemental type certificates, and other original OEM documents, in addition to Cambodia Airways’ reliability data.

When engaging suppliers or service providers, Cambodia Airways ensures they are approved by relevant authorities, preferably the EASA or FAA, alongside SSCA approval. Contracted maintenance organizations undergo the same ordering and inspection procedures as Cambodia Airways’ own processes. Cambodia Airways safeguards compliance with all contracted maintenance requirements, maintaining a supplier list encompassing approved contractors for airframes and suppliers of aircraft spare parts and materials. The process includes supplier questionnaires and, if necessary, on-site audits conducted by Cambodia Airways’ quality department at least once annually. The list of qualified contractors and suppliers is periodically updated following initial, renewal, or extension approvals by Cambodia Airways’ SQD.

Maintenance Control Center provides centralized control and coordination of short-term Line Maintenance activities carried out on the fleet, ensuring that planned maintenance and repair work is accomplished to schedule and that an effective response is provided to identify any technical defects.

Maintenance Procedures

The AMP serves as a structured guide for the upkeep of aircraft, encompassing scheduled maintenance tasks, associated procedures, and maintenance practices. It directs that each aircraft adheres to a single approved maintenance program at any given time, which we believe is essential for its airworthiness. The program outlines detailed information regarding the aircraft, including its registration, maintenance schedules, inspection procedures, overhauls, and component replacements. It’s based on various documents like the MRBR, manufacturer’s MPD, Airworthiness Directives (“AD”), among others, and is continually updated in response to revisions by manufacturers or authorities, induction of new aircraft, withdrawals, or requirements by relevant entities. The EMD is tasked with its development and amendments. Regular annual reviews safeguard its validity concerning operational experiences and updates from competent authorities or manufacturers. Furthermore, the AMP must align with special operational requirements like RVSM, PBN, EDTO, and ADS-B operations, and any revisions or amendments require approval from the SSCA. The document outlines the requirements for every aircraft, emphasizing adherence to airworthiness standards, reliability, and economic objectives.

Inspection of Aircraft Components (from outside contractors)

The process of inspecting aircraft components and materials obtained from external contractors involves two key factors: physical inspection and document inspection. Physical inspection focuses on identifying the components and materials, checking for any visible damage incurred during transportation, and promptly reporting such issues to the director of EMD. Document inspection aims to verify that the received components meet approved airworthiness standards, such as SSCA Form One/FAA 8130-3 & EASA Form One/ATA 106/Certificate of Conformance. The receiving inspection process involves confirming the correct type and quantity of materials ordered, ensuring their serviceable condition, including part and paperwork matching, shelf-life assessment, and maintaining complete traceability back to the part’s origin. Shelf-life control lists are reviewed and updated to assist in compliance with SSCA and company specifications, with inspections overseen by the Quality Assurance Manager or delegated representative.

Major modification procedure

Our major modification procedure guidelines set forth major modifications and major repairs within aviation maintenance as mandated under CCAR part 5, outlining that any alteration or repair significantly impacting various aspects of an aircraft’s airworthiness falls under these categories. Such alterations or repairs must align with the airworthiness requirements specified in CCARs Part 5 and CCARs Part 21 Subpart C, and they need approval from the State of Design. Approvals granted by or on behalf of the State of Design are recognized by the SSCA, eliminating the need for further approvals.

To perform these modifications or repairs, AMOs must comply with the AMO certificate and employ qualified personnel according to the State of Design’s criteria. Upon completion of a major repair or modification, the AMO must execute and submit the Air Form 24-03-00 Major Repair and Modification to the SSCA within 48 hours, while also providing a signed copy to Cambodia Airways. The responsibility for reporting such major repairs and modifications to the SSCA lies with the Quality Assurance Manager at Cambodia Airways. This process ensures compliance with regulatory standards and the proper documentation and reporting of significant alterations or repairs made to the aircraft.

Low Utilization

When aircraft utilization falls below expected levels, it could impede the detection of time-sensitive discrepancies like corrosion or seal degradation of the aircraft. Our AMP includes additional calendar time intervals known as “Low Utilization Recommendations”, set by the TC holder. These intervals apply when utilization falls below the standard envelope of 1800 flight hours or 1000 flight cycles. Despite low utilization, standard calendar-based maintenance tasks are mandatory before releasing the aircraft from parking or storage. However, the owner/operator can choose to perform certain tasks in advance, especially those related to corrosion, if deemed advantageous.

High Utilization

Increased aircraft utilization leads to greater depreciation and higher operational costs. Moreover, higher utilization results in more frequent maintenance, potentially raising the likelihood of maintenance errors that could compromise aircraft reliability and safety. MSG-3 analysis, performed under safety and cost-effective criteria, becomes less cost-effective when aircraft surpass the utilization assumptions outlined in the MRBR. TC holders can develop “High Utilization Programs” to align maintenance with intensive operational use. Cambodia Airways will evaluate the impact of high utilization on the entire AMP to meet compliance and safety standards.

Mitigation of human error

Simultaneous maintenance on multiple critical airplane systems or by the same team introduces the risk of identical human errors across these systems. To mitigate this risk, staggered maintenance schedules, diverse personnel, specific procedures for critical system maintenance, and education on these systems for maintenance staff are essential. It’s crucial to design maintenance requirements intentionally to avoid working on critical redundant systems during a single visit. Scheduled maintenance tasks that entail breaking into multiple critical systems should be identified and marked during work preparation for each aircraft check. Cambodia Airways must ensure that the AMO develops additional functional tests, arranges re-inspections by different personnel, or issues checklists for specific tasks when such maintenance is unavoidable and only one person is available. Human factors principles need to be observed during the development, publication, and implementation of the AMP, considering factors such as task packaging and equalization. Crucially, tasks related to critical systems like flight control, landing gears, and engines should be carried out and inspected by different mechanics and authorized personnel to secure comprehensive checks and minimize errors.

Continuous Airworthiness Maintenance Program

Our “Continuous Airworthiness Maintenance Program” governs the overall maintenance tasks required by the aircraft by taking into consideration factors such as (i) aircraft manufacturer’s maintenance planning documents, (ii) operation profile and experience unique to our airline, (iii) local authority’s requirement, thereby standardizing when and what maintenance tasks should be performed in order to ensure safe operation of the aircraft. SSCA approval is needed for all amendments related to the program. Our engineering division is responsible for distributing amendments to manual holders, who bear the direct responsibility of carrying out the maintenance tasks.

Cleanliness

Maintenance staff are instructed to maintain a high level of cleanliness throughout their work, emphasizing checks at the cleaning task’s start and finish to prevent foreign object damage to the aircraft. Maintenance staff also carry out routines and report any deficiencies to the Line Maintenance Manager and establish corrective actions to prevent recurrences. Workplaces, offices, and storage areas must be maintained to facilitate uninterrupted work, with regular cleaning scheduled to prevent debris accumulation. Waste fluids from maintenance work should be stored appropriately and disposed of in accordance with local environmental regulations. The director of EMD holds responsibility for ensuring maintenance facilities’ cleanliness and safety, including aircraft parking areas, offices, and stores. Safety equipment like fire extinguishers, first aid kits, and wash areas must remain serviceable, with inspection tags used to indicate inspection dates.

General Inspection

Pre-flight Check

The “Pre-flight Check” is an inspection which is carried out before each first flight leg of each flight day. This Pre-flight Check includes the external walk-around inspection, internal cabin/cockpit inspection and the necessary maintenance service work.

Transit Check

The “Transit Check” is intended to ensure that the aircraft is fit for the intended flight. This check is performed by authorized pilots and maintenance staff in accordance with a transit checklist. The Transit Check encompasses a “walk-around” inspection of the airplane for damage, leaks, missing parts, proper operating equipment and security of attachment.

Daily Check

The daily check is more comprehensive than the pre-flight check and transit check and includes all inspection items in the transit check. The daily check is performed after the last flight leg of each day. Under special conditions, daily checks could be extended, but no more than 48 calendar hours since last daily check.

Weekly Check

The weekly check is usually performed once every seven calendar days and performed during aircraft’s return to service. During maintenance activities or parking/storage which exceeds the check interval, repetitive weekly checks are not required.

Duplicate Inspection

Certain critical components in an aircraft, essential for its safety, not only require high-integrity design but also specific maintenance measures to ensure their ongoing integrity throughout the aircraft’s lifespan. Normal inspection methods may not sufficiently verify these parts, necessitating two independent inspections after initial assembly or reassembly following adjustments. The duplicate inspection includes an assessment by an authorized person for the flight/engine and landing control system release to service and a second inspection by a qualified individual authorized by the AMO’s quality manager. Pursuant to SSCA CCAR Part 5, Cambodia Airways must compile a list of these critical duplicate inspection items in the AMP, derived from manufacturer documents or technical evaluations. The inspector for duplicate inspections is authorized by the quality assurance manager.

The purpose of the duplicate inspection is to check for proper assembly and operation. Duplicate investigations are Identified as “DII” in the AMP and duplicate inspection items are marked in scheduled tasks. For unscheduled maintenance, the Company’s certifying engineer determines the need for duplicate inspections. Duplicate inspection items include but are not limited to maintenance checks, weighing, airframe, air conditioning, auto flight, electrical power, equipment/furnishing, fire protection, fuel, hydraulic, landing gear, oxygen, stabilizer, windows, wing, engine and fuel control, exhaust and oil, among others.

Reliability Control Program

The aim of our “Reliability Control Program” is to establish maintenance levels that minimize significant failures. The program aligns with SSCA and EASA regulations and encompasses aircraft systems, engines, and installations. The program primarily assesses reliability by analyzing maintenance delays and cancellations, reflecting daily schedule reliability. Improvements derived from this primary analysis enhance system monitoring and maintain fleet airworthiness. Whereas, component performance, pilot reports linked to flight hours, and in-flight shutdowns, incident reports, engine and APU removal, and deferred defects constitute secondary reliability measurements. These secondary measures supplement the foregoing primary indicators to make a comprehensive system/component assessment.

Training of Staff and Cabin Crew

We believe our pilot training program has helped maintain the quality of our staff of pilots at a level consistent with the expansion of operations called for by our business strategy. Training our pilots and flight attendants is a critical aspect that implements a high degree of safety and efficiency of our operations. We prioritize this training so our crew is highly skilled and well-prepared, which we believe provides a safe and comfortable travel experience for our passengers.

We believe Cambodia Airways has a comprehensive training process for its pilot and cabin crew groups, each with specific qualifications and training requirements. The pilot groups consist of Captains, First Officers, and Cadets, each with distinct minimum flight hour requirements, valid certifications, and language proficiency levels. The initial training involves theoretical ground classes conducted at the Cambodia Airways headquarters, simulator training at authorized centers in Bangkok, Cambodia, and Vietnam, as well as safety and emergency procedure training at the Aviation Personnel Development Institute in Bangkok. The recurrent training program includes theoretical ground training, line checks, operator proficiency check), and proficiency check/instrument rating), each conducted at different intervals to instill ongoing competency.

Similarly, training for flight attendants follows a structured program outlined in the Company’s regulations, encompassing both theoretical and practical training at Cambodia Airways’ headquarters. The training covers safety and emergency procedures, conducted every 24 months, and civil aviation medical exams performed annually to include health check-ups. The training curriculum is designed to maintain and enhance skills, focusing on safety, emergency response, and regulatory compliance for both pilot and cabin crew groups.

A variety of training courses have been devised to target all or separate staff within the Company. The objective of recurrent training is twofold: to review and update the foundational areas covered in initial training, while also reinforcing and broadening the scope of additional study areas, courses, lessons, and related requirements.

Below outlines some of the foregoing training programs:

Cambodia Civil Aviation Regulations Training.    This program is designed to equip participants with a comprehensive understanding and knowledge base encompassing: the fundamental compliance and requirements outlined in relevant regulatory provisions, staying current with the latest updates and modifications concerning regulatory compliance, familiarity with significant airworthiness circulars pertinent to Cambodia Airways fleet’s operational specifications, and an in-depth comprehension of critical UN-ICAO recommendations and directives directly applicable to Cambodia Airways’ operational framework.

Company Manual, Procedure and Practices.    By the conclusion of the course, participants are expected to achieve the following objectives: a comprehensive comprehension of the diverse authority-approved manuals and internally sanctioned Standard Operating Procedures (“SOPs”) utilized within Cambodia Airways’ AMO, including an understanding of the hierarchical structure of manuals prevalent in the AMO. Additionally, it teaches the operational processes, procedural guidelines, and code of conduct governing Human Resources and Administration, AMO management and operations, interrelations between employer and employee, internal and external procedural frameworks, and the prescribed documentation requirements, procedures, and processes spanning human resources and administration, AMO operations, form utilization, workflow, and approval protocols within Cambodia Airways.

SMS Training.    This training program is designed to help our employees navigate and comprehend the intricacies of various vital facets including hazard identification and proficient risk management practices. Moreover, participants will gain insight into the critical role played by senior management in fostering an environment of commitment towards safety. This comprehensive understanding will extend to delineating the distinct roles and responsibilities incumbent upon both staff and management within the operational context. Additionally, the course will equip participants with a nuanced comprehension of safety cultures and their pivotal role, alongside an in-depth exploration of the risk management process as a fundamental aspect of operational safety protocols.

Electrical Wiring Interconnection Systems (EWIS).    This course targets various departments including maintenance staff, with a maximum of 20 participants per session. By the course’s conclusion, participants will acquire a range of skills and knowledge encompassing: safe handling of aircraft electrical systems, line replaceable units, troubleshooting techniques, and electrical measurements. Additionally, participants will gain proficiency in comprehending aircraft wiring system overhaul or wiring process manuals, recognizing diverse inspection types, human factors influencing inspections, zonal areas, and common EWIS-related damages. They will also be equipped to identify potential contamination sources, grasp appropriate materials, cleaning, and protection procedures, and understand wire types, inspection criteria, damage tolerances, and related repair and preventive maintenance processes. Furthermore, the course will instill a comprehensive understanding of electro sensitive device & electro static discharge (“ESDS”) concerns linked to handling computer-based components.

Material Inspection Training.    The course is designed for MMD, instructors, and individuals tasked with performing receiving inspections. Upon completion, participants will possess comprehensive knowledge of inspection techniques, methods, and the requisite criteria for assessing part quality. The training equips trainees with the ability to comprehend receiving inspection procedures concerning parts, ensuring adherence to established protocols. Trainees will also verify the integrity of part packaging from suppliers or distributors, confirming the absence of alterations or damage. Moreover, they will ascertain the consistency between the actual part and its documentation in comparison to the purchase order, verifying details such as part number, serial number, and historical information (if applicable). The course further emphasizes conducting visual inspections of parts and accompanying documents to establish traceability to a source approved by Regulatory Authorities.

Other training courses include more nuanced topics such as human factors training, dangerous goods handling procedure training, open aviation strategic engineering systems (“OASES”), the Maintenance IT System, passenger handling, load control, airside safety, baggage handling, RVSM for maintenance, among others. Our Maintenance Training Manual provides a comprehensive outline detailing the specific training programs, their allocation to respective individuals, including the frequency and duration of each training session.

In addition, Cambodia Airways has devised and adopted its own guidelines and rules for its cabin crew, known as the “Cabin Crew Manual”, which is revised and adopted annually, in accordance with the conditions contained in its AOC and is in compliance with the CCARs and AOCRs, and must be updated by implementing changes made mandatory or approved by the SSCA. It sets forth rules and regulations, sets forth guidelines and provides the basis for all safety and survival training within the Company that need to be carried out precisely by all crew members.

Jet Fuel

Jet fuel costs typically represent a major component of an airline’s operating cost. Our jet fuel costs accounted for 21.2%, 12.1% and 6.7% of our operating cost for the years ended June 30, 2023, 2022 and 2021, respectively. As of the date of this prospectus, we have not entered into any customized fuel hedging arrangements with fuel distributors.

Our fuel operating expenses for the year ended June 30, 2023, is illustrated below:

	For the year ended June 30, 2023	For the year ended June 30, 2022
Jet fuel cost	$9.4 million	$4.16 million
Direct operating cost	$31.22 million	$26.43 million
Indirect costs and amortization/depreciation	$13.14 million	$7.82 million
Total cost	$44.36 million	$34.25 million
Ratio of jet fuel cost to direct operating cost	30.12%	15.73%
Ratio of jet fuel cost to total cost	21.2%	12.14%

Air Catering

Cambodia Air Catering Services Ltd., which is a global air catering company managed by Gategourmet, provisions all in-flight meals across Cambodia Airways’ operational routes.

Sales, Reservations and Marketing

Passenger Ticket Sales and Reservations

At Cambodia Airways, we are committed to continually enhancing our passenger services, both offline and online, to promote a seamless and customer-centric travel experience for all our valued travelers.

Passengers can purchase tickets through traditional offline ticketing agents, online travel agencies, airline official websites, and mobile apps. There are dedicated ticket offices available for passengers to purchase tickets on-site.

City Ticketing Office

Our city ticketing office is located at 445 Monivong Boulevard (St93/232), Phnom Penh, Cambodia. It serves as a convenient point for passengers seeking assistance with their travel needs. City Ticketing Office staff provide a range of services, from ticket bookings to information about flights and travel arrangements.

Global Distribution Systems (GDS) Partnerships

Currently, Cambodia Airways has established collaborative agreements with prominent GDS providers such as Travelsky, Sabre, Amadeus, and Travelport. These alliances enable us to expand our reach, offering a wide array of flight options and seamless booking experiences across various platforms.

Enhanced Self-Service Options

To facilitate a smooth and convenient travel experience for our passengers, Cambodia Airways has implemented advanced self-service functionalities. Our self-service refund feature is operational across all channels, facilitating hassle-free refunds. Passengers can access real-time flight status updates through various apps like “Flight Radar”, “Fei Chang Zhun”, and “Hanglv Zongheng”. Furthermore, as of the date of this prospectus we are actively working on developing additional self-service features online, including meal selection, seat preferences, and the purchase of additional baggage allowances. While facial recognition for self-service clearance is available at select airports, this feature is facilitated by specific airports and falls outside our scope of responsibility.

Third-party Collaborations

The Company has forged collaborations with several key entities including ABA Bank, ipay88, Cool-cash, M-pay, WOWNOW app, and CC-Times (柬中时报). These partnerships encompass diverse sectors such as advertising cooperation with CC-Times, a leading Chinese media outlet in Cambodia that generate over a billion annual views, to promote Cambodia Airways’ brand image and services. Collaboration with ABA Bank facilitates both online and offline payment methods, enhancing convenience and reducing transaction costs for customers purchasing tickets or related services. Partnerships with third-party payment providers like Mpay, Coocash, and Ipay88 aim to facilitate online purchases via platforms such as WeChat Pay, Alipay, credit cards such as Visa, Mastercard, UPI, JCB to meet market demands. Additionally, a collaboration with local e-commerce platform WOWNOW introduces ticket and hotel packages that diversify sales channels and enrich the Company’s product and service offerings.

Promotional and Marketing Activities

We are the first in Cambodia to launch business class seats. We also promote and market our regional and international routes on the basis of price competitiveness.

We have established long-term cooperation with online travel agencies such as Ctrip, Tongcheng-Travel, Qunar, and Fliggytravel. The travel agency collaboration primarily involves direct ticket sales through the partner platforms and promotions during major holiday events. Each transaction with each travel agency involves confirming prices and methods in advance, settling promotional costs, usually on a monthly fixed basis.

Aside from regular flights, we also arrange for the allocation of resources to operate charter flights catering to specific demands to boost the Company’s income. Additionally, as of the date of this prospectus we are considering initiating onboard sales operations, involving airline-endorsed products, duty-free items, and other offerings to increase ancillary revenue.

Notable events

On November 19-20, 2022, Cambodia Airways hosted an engaging presentation at Aeon Mall Sen Sok City, aimed at showcasing its services and connecting with potential customers. The highlight was an exclusive promotion offering round-trip tickets from Phnom Penh to Singapore for $188.2, inclusive of all fees, along with discounts on other destinations served by Cambodia Airways. This special offer spanned just two days and included an interactive spin-the-wheel game with chances to win prizes. Beyond promotions, the marketing presentation sought to raise awareness about Cambodia Airways’ brand and new destinations, showcasing its services, including our offering of a business class experience. We believe the event drew a significant audience, sparking curiosity in and engagement with the airline’s offerings.

In 2023, we achieved notable milestones, providing transportation for Cambodia’s Deputy Prime Minister and Minister of Interior during their official visit to Beijing, China earning commendation from the Cambodian government for our dedication and professionalism.

Also in March 2023, Chengdu Shuangliu International Airport and Ctrip jointly organized the “Shuangliu Express, Smooth Travels” spring promotion event. Cambodia Airways seized the initial opening of the Chinese market post-pandemic and was invited to participate in this large-scale promotion held at Chengdu terminal, the largest transportation hub in Southwest China. Aligned with the market’s recovery, we actively promoted our brand presence and influence, which we believe fostered industry connections, boosted sales, and contributed to the comprehensive revival of Chengdu’s cultural tourism economy. We believe the lively atmosphere within the terminal attracted a significant number of engaged travelers, and we believe the airline’s online live stream on Ctrip’s digital streaming platform exceeded 1 million viewers, which we believe enhanced Cambodia Airways’ visibility and engagement in the market.

In June 2023, to market our job opportunities, we organized a unique cabin crew recruitment reality show. The show aired for six weeks on People National Network HD TV, a prominent Cambodian television station, which we believe upon airing resulted in a successful recruitment drive and increased brand exposure.

Customer Service

The remedial measures for abnormal flights involve a comprehensive procedure to ensure passenger safety and manage flight disruptions. This process includes receiving notifications of flight changes or cancellations from the revenue management team, confirming passenger safeguard plans, reaching out to passengers via email and phone within specific timeframes (T+1), noting outcomes for all passengers, especially those unreachable, and coordinating with ground service teams to assist passengers on-site at check-in counters for ticket refunds or date changes. The steps are structured to manage passenger needs efficiently, including communication, refunds, and rebooking, addressing the challenges arising from flight adjustments.

In case of sudden flight disruptions impacting passengers, the ground service teams have a protocol to follow. This involves receiving notifications of cancellations or delays, confirming the reasons behind them, and promptly informing passengers about the situation. For shorter delays, they provide immediate explanations and estimated departure times. For longer delays, they offer continuous updates, provisions for food, beverages, and accommodations as required. Passengers needing ticket changes or refunds are guided to contact their original ticketing agent or customer service team for necessary assistance. These steps are aimed at providing timely and relevant information to affected passengers and addressing their needs in different scenarios of flight cancellations or delays.

Competitive Strength

We maintain and operate one of the largest aviation network in Cambodia.

We believe Cambodia Airways distinguishes itself among other Cambodian airlines due to a mix of strengths. For example, we have built strong relationships with government officials which we believe enables us to manage a significant portion of our government charter flights. With a comprehensive marketing team, we believe we have also gained considerable local recognition. We believe this competitive advantage is amplified by our offering of various travel options — business, mid-tier, and group travel — and a wide route network encompassing key destinations like Hong Kong, China, Singapore, Bangkok, Chengdu, Beijing, and others. Additionally, allowing flights for Hainan’s fifth and soon-to-launch seventh freedom routes enhances our range of available routes.

We operate and enforce comprehensive quality control.

We are committed to maintaining top-tier compliance and quality throughout our operations. Our quality policy emphasizes our dedication to safe and secure operations. We prioritize industry benchmarks such as SSCA and IOSA standards, which we believe consistently improve our operational efficiency and safety by strictly following regulations and procedures across all operational regions.

We operate and enforce top notch safety programs.

Safety is the cornerstone of our operations. Our management not only upholds the aviation Safety Management System (“SMS”) but we believe this commitment is consistently demonstrated through our daily actions. Safety is not merely a priority; it’s deeply embedded in our organizational objectives, guiding and informing our operations at every level.

We strive to provide all passengers with excellent customer service.

Our core ethos revolves around providing an unparalleled customer experience. From ticketing to baggage collection, our trained personnel prioritize customer satisfaction, which we believe delivers exceptional in-flight and ground services. We strive to exceed expectations by understanding and fulfilling our customers’ needs, fostering loyalty in an industry where customer-centricity is paramount.

We have invested heavily in building our brand image and service recognition.

Recognizing the significance of a strong brand, we consistently invest in building our brand. We believe our brand not only attracts and retains customers but also cultivates loyalty. Our marketing initiatives span local event sponsorships, strategic advertising, educational programs, and a robust online presence which we believe effectively conveys our commitment to excellence.

We have an experienced and well-connected management team that is dedicated to growing our business.

Our senior leadership maintains good working relationships with Cambodian government bodies, the CAA, airports, and air traffic control departments. Our extensive connections facilitate resource allocation. Moreover, many of our middle and senior management members are graduates from what we believe to be esteemed institutions like the University of Hong Kong or specialized aviation schools like the Civil Aviation University of China. We believe these credentials alongside a wealth of experience from over 8 to 10 years of professional expertise in their respective fields at renowned airlines like Shenzhen Airlines, Sichuan Airlines, Hong Kong Airlines, and Southern Airlines places our Company in a competitive position.

Growth strategies

Expanding Horizons: Adding New Destinations

Cambodia Airways plans to expand its network by connecting key aviation hubs across the Asia-Pacific region, such as Ho Chi Minh City, Hong Kong, Kuala Lumpur, Seoul, Tokyo, and other capital cities and significant urban centers. These destinations boast thriving business travel and independent tourist flows, serving as robust origins of point-to-point traffic to Cambodia. Moreover, these Asia-Pacific gateways serve as vital links to North America, Australasia, Europe, and the Middle East, offering a plethora of hub flights. This interconnectivity presents abundant options for long-haul travel needs of Cambodian travelers, facilitating seamless journeys across the globe.

We have been making steady progress on our expansion plan. Specifically, hubs in Bangkok, Shenzhen, Singapore, Beijing, and Ho Chi Minh City have already been established, and operations in Kuala Lumpur, Hong Kong, and Guangzhou are scheduled to commence in the fall of 2024. In the first half of 2025, we plan to open routes to the Indonesian capital, Jakarta. With the introduction of a new aircraft A320neo, we aim to expand to more distant markets starting in 2025, focusing on Japan and South Korea; the Seoul route is planned to be launched in the second half of 2025 and the Tokyo and Osaka routes are planned to be launched in the first half of 2026.

Between 2024 and 2025, we also plan to adjust the flexibility and frequency of existing routes based on seasonal demand. For example, we plan to add flights to tropical tourist routes such as Bangkok, Singapore, Ho Chi Minh City, Sanya, Nha Trang, and Palau during winter, and routes to Chinese cities like Beijing, Shenzhen, Changsha, and Wuxi during summer. In the same period, we also plan to phase out older A319 aircraft and replace them with A320 models with more seating capacity to enhance operational efficiency.

We will strategically integrate new destinations into its flight network to cater to increasing passenger demands from these influential hubs. The influx of business and leisure travelers from cosmopolitan cities presents an opportunity to establish direct and convenient connections to Cambodia. These linkages expand accessibility for Cambodians to distant regions, providing broader travel options. Expanding the route map to encompass these crucial locations not only fortifies the network but also establishes Cambodia Airways as a key facilitator of global connectivity for inbound and outbound travelers.

We plan to engage in partnerships with established airlines to foster strategic alliances.

Cambodia Airways prioritizes cooperation and partnerships to drive its strategy, focusing on mutual benefits and alliances to secure competitive fares. Initially, the company aims to strengthen its route network, starting from Cambodia as a central hub. As the network grows, Cambodia Airways plans to collaborate with airlines of similar scale to foster mutually beneficial partnerships.

Our airline’s strategy revolves around expanding its presence in Cambodia and neighboring regions to establish ourselves into a significant player in aviation. Once reaching critical mass, we intend to engage in discussions with established carriers like Cathay Pacific, Singapore Airlines, Thai Airways, and Malaysia Airlines for interline agreements. These partnerships aim to enhance route connectivity, providing passengers with seamless travel and global access.

Cambodia Airways values collaborative relationships that align mutual interests to optimize routes and improve passenger experiences. Through meaningful partnerships, the airline aims to solidify its position in the industry, offering enhanced connectivity and convenience while maximizing sustained growth and competitiveness in the global aviation market.

We will diversify our fleet portfolio to cater to more passenger preferences as well as expanding aviation capabilities.

Cambodia Airways is focused on its strategic goals, particularly in acquiring new aircraft models to meet operational needs. The plan prioritizes acquisition of long-range narrow-body aircraft to enable direct flights from Cambodia to destinations spanning 8-10 hours. These planes not only cut costs but also ease operational challenges linked with passenger load factors. Models like the A320neo and A321LR are pivotal in improving efficiency and promote passenger comfort on longer flights.

From 2026 to 2029, we plan to introduce two new aircrafts each year, primarily A320neo or A321LR long-range models. Our passenger transportation network will extend further to the Middle East, North Asia, and Australia with non-stop flights to Dubai, the Maldives, Turkey, Mongolia, India, and northern Australian cities. The timing of these launches will adjust dynamically based on market demand and national policy incentives, among other factors.

In the future, Cambodia Airways also aims to introduce wide-body aircraft for busy business routes and offer enhanced in-flight experiences with lie-flat business cabins. This step aims to bolster the airline’s brand and establish a strong presence in the aviation sector.

The goal of our airline’s approach to fleet expansion are balancing efficiency and passenger comfort and catering to evolving market needs. By integrating both narrow and wide-body aircraft, Cambodia Airways strives to diversify its services, providing improved travel experiences and cementing its reputation as a top choice for passengers seeking comfort, convenience, and connectivity across different flight routes.

We plan to diversify our operations by expanding cargo and ancillary services.

Cambodia Airways strategically broadens its scope by incorporating cargo services alongside passenger operations, marking a significant step in the airline’s development. Simultaneously, the airline’s revenue streams encompass in-flight catering and exclusive airport lounges, primarily catering to premium cabin travelers. The aim is to extend these services to other airlines in Phnom Penh, fostering mutually beneficial arrangements. This strategic expansion aligns with the airline’s mission to diversify revenue streams and solidify its position as a comprehensive aviation service provider, fostering collaborations beneficial to all involved.

The expansion of the cargo business will parallel the growth of the passenger transportation network with a focus on major transshipment hubs. After we develop a sizeable cargo portfolio, we plan to introduce A330 wide-body cargo planes in 2028 to enhance cargo transportation capabilities. The application for the transportation qualification of hazardous goods is expected to be completed in 2026, at which point we will have the qualification to carry higher value-added goods, thereby advancing our revenue generating capabilities.

In tandem with this expansion, Cambodia Airways plans to bolster its ancillary revenue streams by introducing personalized services. These offerings include tailored options like insurance packages, seat preferences, expanded baggage allowances, and pre-order meal selections, aiming to elevate the passenger experience. By addressing individual needs and preferences, the airline not only enhances its ancillary income but also emphasizes its commitment to passenger satisfaction. This strategic emphasis on personalized services fosters lasting relationships with passengers, providing a memorable and tailored journey for every traveler.

Competition and Challenges

Competition from Regional Airlines

We face substantial pressure from foreign and regional carriers operating in the Southeast Asia region. Whether considering fleet size, route diversity, flight schedules, operational history, lack of interline partnership or injected capital, Cambodian carriers currently struggle to match their foreign counterparts.

Competition from high-speed railways

Although Cambodia does not have immediate plans for high-speed rail and long-haul air travel remains the preferred choice, completion of high-speed roadways like the Phnom Penh-Sihanoukville and Phnom Penh-Siem Reap routes pose a significant challenge to domestic air routes. Consequently, our Company’s mid-to-long-term strategy avoids heavy investment in domestic capacities, recognizing the impending shift in transportation dynamics.

Going forward, high-speed rail projects from China, Laos, and Thailand are likely to extend into Cambodia. However, we also foresee increased opportunities as the railway system becomes more established in Cambodia because movement of people, goods, investments, and trade will become more streamlined. Price-sensitive travelers may opt for rail travels while diverting some traffic, and business and time-sensitive passengers could gravitate towards air travel, potentially bolstering ticket revenue. This dynamic might propel an overall growth in full-service airlines.

Fuel Prices

Fuel prices in Cambodia remain higher compared to neighboring countries due to limited competition and import dependencies.

Media Environment and Social Factors

Historically, the mainstream media has focused on negative news and distorted perceptions of social and security issues in Cambodia, some of which have been amplified by rapid dissemination through short-form videos on social media. Such negative reporting has inevitably cultivated unwarranted apprehensions about Cambodia and resulted in, among others, negative international image and distorted traveler perceptions on Cambodia.

Intellectual Property

(i)     Trademarks

Trademark Number	Class (International)	Registration Date	Expiration Date	Trademark	Owner	Place of Registration
51348196	35	July 21, 2021	July 20, 2031		Cambodia Airways Co., Ltd	China
51333018	29	July 21, 2021	July 20, 2031		Cambodia Airways Co., Ltd	China
51328414	28	August 14, 2021	August 13, 2031		Cambodia Airways Co., Ltd	China
51328379	41	July 28, 2021	July 27, 2031		Cambodia Airways Co., Ltd	China
51353678	25	July 21, 2020	July 20, 2030		Cambodia Airways Co., Ltd	China
51319145	3	August 7, 2021	August 6, 2031		Cambodia Airways Co., Ltd	China
51345676	25	August 14, 2021	August 13, 2031		Cambodia Airways Co., Ltd	China
51344450	28	August 28, 2021	August 27, 2031		Cambodia Airways Co., Ltd	China
51352126	29	August 14, 2021	August 13, 2031		Cambodia Airways Co., Ltd	China
51320703	25	August 14, 2021	August 13, 2031		Cambodia Airways Co., Ltd	China
27890940	39	February 14, 2019	February 13, 2029		Cambodia Airways Co., Ltd	China
51338486	3	August 14, 2021	August 13, 2031		Cambodia Airways Co., Ltd	China
27901986	39	February 14, 2019	February 13, 2029		Cambodia Airways Co., Ltd	China

(ii)    Domain names

Ownership	Domain name
Cambodia Airways Co., Ltd.	https://www.cambodia-airways.com/

Employees

As of June 30, 2023, we had 213 full-time employees. The following table sets forth the numbers of our employees categorized by department as of March 10, 2024.

Department	Number of Employees
Flight Operations	88
Human Resource and Administration	24
Engineering and Maintenance	40
Finance	11
Operation Control Center	14
Safety and quality Assurance	6
Operations and Marketing	30
Other	30
Total	243

Seasonality

Local and surrounding markets of Cambodia

The holiday seasons primarily revolve around local events like the “Water Festival” and the Cambodian New Year. The peak inbound tourism season aligns from November to March, coinciding seamlessly with the winter-spring aviation period. Conversely, the off-peak season spans from the end of April to October is characterized by a downturn in Cambodian inbound tourism due to frequent heavy rainfall and a scarcity of holidays.

Northeast Asia market

The typical winter-spring aviation period from November to March in most countries tends to be quieter, while the peak season predominantly occurs during the summer and autumn months from April to October. This divergence in peak and off-peak seasons between the local market and northeast Asia market essentially complement each other in timing, mitigating to some extent the impact of the low season on airline revenues.

Insurance

We carry healthcare and workers injury compensation insurance for all full-time employees. We also carry fleet insurances that cover risks relating to physical loss or damage of the aircraft and parts. As of the date of this prospectus, having considered the risk levels and cost of procuring insurance for certain risks associated with our business, we believe that we have taken up sufficient insurance coverage in line with industry practice and we will conduct annual reviews of such coverage of our Company and will consider taking up additional insurance if necessary.

Properties and Facilities

Our principal executive offices are located at No. 02, Russian Blvd, Phum Kbal Damrei, Kakab, Khan Por Senchey, Phnom Penh, Cambodia, with floor area of 2,520 square meters in total. The lease for our principal executive office has a term of 10 years, expiring November 2028. The monthly rent is $80,000.

We maintain an office base in Guangzhou at Unit 1403, No. 114, Dong Sports Road, Tianhe District, Guangzhou, with floor area of 179.4 square meters in total and monthly rent of RMB75,354 (approximately $10,505). The lease expires in June 2025.

Legal Proceedings

From time to time, we are and may become involved in legal proceedings, claims, investigations, and other disputes incidental to the ordinary conduct of our business including, among other things, contract disputes, copyright, trademark and other intellectual property infringement claims, consumer protection claims, employment related cases, disputes between our customers, Group Leaders and third-party sellers or merchants, and disputes concerning other matters incidental to the ordinary course of our business. We may also initiate legal proceedings to protect our rights and interests.

As of the date of this prospectus, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have any material adverse effect on our business, financial condition or results of operations.

REGULATIONS

The following is a summary of laws and regulations which may materially affect the Company’s business and operations in Cambodia. The principal objective of this summary is to provide an overview of the applicable key laws and regulations. This summary does not purport to be a comprehensive description of all the laws and regulations which may be applicable to the Company’s business and operations. This summary is based on laws and regulations in force as of this date, which may be subject to change.

Laws and Regulations in Relation to Doing Business in Cambodia

The primary governing laws on commercial activities, foreign businesses, and commercial enterprises in Cambodia are Law on Commercial Enterprises (Royal Kram No. NS/RKM/0605/019 dated 19 June 2005, amended by Royal Kram NS/RKM/0122/003 dated 29 January 2022) and Law on Commercial Rules and Register (Royal Kram No. NS/RKM/1199/12 dated 18 November 1999, and subsequent amendments with the latest by Royal Kram No. NS/RKM/0122/002 dated 29 January 2022); according to which, all enterprises doing business in Cambodia must be registered and incorporated with the Ministry of Commerce (“MOC”).

Commercial registration at the MOC is primary for any establishment of business in Cambodia. Foreign businesses can be established to do business or conduct commercial acts in Cambodia in either of the following forms: representative office, branch office, or subsidiary. While a representative office is only allowed to conduct a very limited scope of activities such as market study and research, a branch office is permitted to carry out a broader scope of activities including doing business for profit which are the same as those permitted to a fully incorporated company. Note that a representative office and a branch office are an extension of their principal company, they do not have a legal personality separate from the principal company. Therefore, the assets of the branch office and representative office are the assets of the principal company and the latter will also be made liable for any obligations of its branch office and representative office.

A subsidiary is a company incorporated by another business entity, including a foreign company, in Cambodia, with at least 51% of its shares held by that such business entity. A subsidiary can also be 100% owned by a foreign business entity and can carry out business activities as a local company providing that its business objective is not restricted by any particular laws and regulations such as those pertaining to the restriction on foreign ownership over land. A subsidiary has a separate legal personality from its principal company from the date of its registration at the MOC. Consequently, the liabilities of the subsidiary are separate from those of the principal company.

A subsidiary can be incorporated either in the form of partnership or limited company. There are two types of limited liability companies: public limited companies and private limited companies. Cambodian law requires that certain businesses be conducted and take the form of a public limited company. These businesses include, but are not limited to, banking operations, payment service providers, insurance businesses, and companies whose shares are publicly listed on the Cambodia Securities Exchange.

Following the completion of commercial registration with MOC, the entity must also attend to various registrations for compliance purposes, including tax registration with relevant competent tax authorities, labor registration with the Ministry/Department of Labour and Vocational Training, and office location registration with the municipality/provincial office of the jurisdiction in which the entity situates.

Corporate Audit

All public enterprises, enterprises with public liability, and Qualified Investment Projects (“QIP”) are required to submit their financial statements for independent audit. Independent audit and issuance of auditor’s report on financial statements must be completed no later than 6 months from the accounting closing date. Any requests for delay must be submitted to the National Accounting Council (“NAC”). Moreover, all obligated enterprises should send a copy of their audited financial statements and auditor’s report to the secretariat of the NAC no later than 6 months and 15 days from the account closing date.

Laws and Regulations in relation to Aviation in Cambodia

The principal laws and regulations governing aviation in Cambodia are Law on Aviation (Royal Kram No. NS/RKM/0108/003 dated 19 January 2008) and Cambodian Civil Aviation Regulations (“CCAR”) comprising various parts, amongst others, CCAR Part 2 on Personnel Licensing (17 February 2023), CCAR Part 4 on Aircraft Registration and Marking (04 October 2020), CCAR Part 5 on Airworthiness (19 September 2022), CCAR Part 7 on Instruments and Equipment (25 March 2021), CCAR Part 8 on Operations (19 December 2022), and CCAR Part 9 on Air Operator Certificate Requirements (25 March 2021).

The State Secretariat of Civil Aviation (“SSCA”) is the competent authority in charge of regulating the civil aviation industry in Cambodia. SSCA is empowered to issue, suspend, terminate, and transfer applicable certificates and licences to the relevant stakeholders.

Airline

Air transport enterprises that engage in air transportation within Cambodia is required to obtain a valid Air Operator Certificate (“AOC”), which is valid for one year and renewable. A Cambodian AOC holder may operate both domestic and international commercial air operations within Cambodia. SSCA may issue an AOC provided that the applicant: (i) is locally registered having its principal place of business and registered office address in Cambodia; (ii) has at least one aircraft to be operated and registered in Cambodia; (iii) meets the applicable regulations and standards for the holder of an AOC; (iv) is properly and adequately equipped for safe operations in commercial air transport and maintenance of aircraft; and (v) holds the economic authority issued by Cambodia under the provision of the applicable law. Furthermore, air transport enterprises shall prioritize the recruitment of Cambodian nationality in their workforce.

AOC holders who wish to amend its AOC including the name and address of the organization listed under the AOC, inclusion of an additional aircraft type; and extension of routes shall complete the form as prescribed under the CCAR and request for approval from the SSCA.

Aircraft

Civil aircraft operating in the airspace of Cambodia shall have a valid Certificate of Registration and carry the company’s trademark and registration mark if such aircraft belong to a private company. To be eligible for registration in Cambodia, the aircraft must be (i) fully or partially owned by a Cambodian national or Cambodian company; or (ii) fully or partially owned by a foreign national who is a resident of Cambodia and has a place of business in Cambodia; or (iii) chartered by demise or leased to a Cambodian national, company or airline/operator. It should be noted that aircraft registered in Cambodia cannot be registered under any other foreign laws. Upon obtaining the Certificate of Registration, the owner of the aircraft shall apply to the SSCA for inspection of the aircraft.

In addition to above, civil aircraft registered in Cambodia must display nationality and registration marks whereby the permanent marking of nationality and registration shall (i) be painted on the aircraft or affixed by other means ensuring a similar degree of permanence; (ii) have no ornamentation; (iii) contrast in color with the background; and (iv) be legible. The aircraft marks shall consist of Roman capital letters denoting the nationality of Cambodia followed by the registration number of the aircraft in Arabic numerals. Moreover, the size and location of such marks must comply with the CCAR.

Certificate of Airworthiness (“COA”) is required for aircraft to navigate in the airspace of Cambodia. Any registered owner of a Cambodian registered aircraft may apply for a COA which is valid for one year and renewable. Additionally, as part of obtaining the COA, the owner of the civil aircraft is required to obtain a Radio Station Licence issued by the SSCA. The Radio Station Licence is valid for two years and renewable. COA issued by a State that is a signatory to the Convention on International Civil Aviation (“Chicago Convention”) may be recognized and authorized by Cambodia provided that requirements under such certificate equate or exceed the minimum standard of airworthiness set out under the Chicago Convention. The authorization is valid for one year or the period of validity of the certificate, whichever is lesser.

The following documents, among others, are required to be carried on board for (i) operations carried out by flight crews certified in Cambodia while operating Cambodian registered aircraft; (ii) operations of foreign registered aircraft by Cambodian AOC holders; and (iii) operations of aircraft within Cambodia by foreign flight crew or foreign AOC holders:

a.      Certificate of Registration;

b.      COA;

c.      Aircraft journey logbook;

d.      Radio Station Licence;

e.      List of passenger names and points of embarkation and destination (if applicable);

f.       Cargo manifest including special loads information;

g.      Aircraft technical log;

h.      Certified true copy of AOC and operation specification relevant to the aircraft and noise document certification (if required);

i.       Aircraft flight manual or rotorcraft manual (if applicable);

j.       Part(s) of the operations manual relevant to operation(s) conducted;

k.      Minimum equipment list;

l.       Category II or III Manual, as applicable;

m.     Operational flight plan, for all international flights;

n.      Filed ATC flight plan;

o.      NOTAMS briefing documentation;

p.      Meteorological information;

q.      Mass and balance documentation;

r.       Roster of special situation passengers;

s.       Maps and charts for routes of proposed flights or possibly diverted flights;

t.       Forms for complying with the reporting requirements of the authority and AOC holders;

u.      For international flights, a general declaration for customs;

v.       Appropriate licences for each member of the flight crew;

w.      Copy of the release to service, if any, in force with respect to the aircraft; and

x.      A certified true copy of the agreement summary of the Article 83 bis agreement entered between the State of registry and State of operator. If the issued summary is in a language other than English, the translation shall be included.

In relation to the journey logbook, it shall contain information such as the aircraft nationality and registration, date, names of crew members and their duty assignment, time and place of departure and arrival, hours of flight, nature of flight (private, aerial work, scheduled or non-scheduled), incidents or observation (if any), and signature of the person in charge.

The technical log shall contain the following information: (i) information about each previous flight to ensure the continued flight safety; (ii) the current aircraft maintenance release and Certification of Maintenance Requirement; (iii) current inspection status of the aircraft; (iv) the current maintenance status of the aircraft; and (v) all deferred defects that affect the operation of the aircraft.

Equipment

The instruments and equipment in the aircraft must be fitted or used in accordance with the kind of aircraft being used and the conditions under which the flight is to be conducted. It should be noted that all required instruments and equipment shall be installed and approved by complying with the applicable airworthiness requirements.

Aside from the Radio Station Licence which is issued and authorized by the SSCA, other related radio equipment used in the aircraft may be subject to the licensing requirements imposed by the Ministry of Posts and Telecommunications (“MPTC”) and Telecommunication Regulator of Cambodia (“TRC”).

Pursuant to Article 15 of the Law on Telecommunications (Royal Kram No. NS/RKM/1215/017 dated 17 December 2015) (“Law on Telecommunication”), any person who is involved in the operation of, among others, importation, exportation, supply and distribution of telecommunication equipment is required to apply for a permit from the TRC. The Law further defined telecommunication equipment as referring to “equipment, devices, accessories or reserved object which are made and/or exported or imported for use in telecommunication system and information and communication technology.”

Personnel

Members of flight crew operating in the airspace of Cambodia are required to hold valid licences or certificates issued or awarded by the State of the registered aircraft and recognized as valid by Cambodia. Any person who hold such licences or certificates shall not act beyond the limitation of the licence or certificate except in the necessary case. Furthermore, any flight crew shall also obtain a valid medical certificate or meet the complete condition licensing requirements. It is noteworthy that the flight crew shall be obliged to present licence for the inspection upon the requirement of the competent agents of the SSCA of Cambodia or relevant civil aviation authority of other States.

The Multi-Crew Pilot Licence (“MPL (A)”) shall be at least 18 years old while Airline Transport Pilot Licence (“ATPL”) shall be at least 21 years old. Both must hold a current Class 1 medical certificate. It should be noted that the licences for MPL (A) and ATPL are valid for five years each and the applicant may renew the licences for an additional five years. However, if such licence is expired, the applicant shall receive a refresher training, acceptable to the competent authority, from an authorized instructor in an approved training organization and pass the MPL(A) airline transport pilot skill test.

In addition to the above, no one shall act as the Pilot-In-Command (“PIC”), certificated for operation with more than one pilot, in a commercial air transport operation unless he/she holds an Airline Transport Pilot Licence with applicable category, class and type rating for that aircraft and no one shall act as PIC of the aircraft, certificated for operation for one pilot, in commercial air transportation operations unless he or she holds a Commercial Pilot Licence or an Airline Transport Pilot Licence.

The number of flight crew may not be less than the required number under the flight manual or other documents related to the airworthiness certificate. Unless the competent authority has granted an exemption for the use of an autopilot in place of a co-pilot according to the exemption procedure set out under the CCAR, a co-pilot is necessary for the Instrument Flight Rule commercial air transport operations. Only domestic operations are eligible for such exemption, as well as aircraft and helicopters with maximum certificated take-off masses of no more than 5,700 kg or 3,175 kg, respectively.

It should be noted that cabin crew members shall be at least 18 years of age, have passed an initial medical examination or assessment, and have been found medically fit to perform their duties. Furthermore, it is required that there shall be (i) one cabin crew member for every 50 or fraction of 50 passengers seat installed on the same deck of the airplane; or (ii) one cabin crew member for each floor-level exit for an aircraft with more than one aisle in the cabin; or (iii) the number of cabin crew members determined by the manufacturer during certification of the airplane.

The personnel of civil aviation shall report to the SSCA in case there are (i) violations of laws and regulations, (ii) incidents or any acts having adverse impacts on the safety of civil aviation and (iii) any aircraft in accident which require to be reported in a timely manner. Furthermore, the PIC shall also report incidents in relation to (i) an air traffic incident, (ii) a bird that constitutes an in-flight hazard or an actual bird strike, (iii) an in-flight emergency occurs involving dangerous goods on board, and (iv) unlawful interference with crew members on board.

Additionally, the Convention on Offences and Certain Other Acts Committed on Board Aircraft (“Tokyo Convention”) also elaborated that the aircraft commander, in the case where there is an offence of penal law, shall (i) protect the safety of the aircraft, person, property; (ii) maintain good order on the board; and (iii) deliver such person to the competent authority or to disembark him in accordance with provisions under the Tokyo Convention.

Law and Regulations in relation to Insurance in Cambodia

According to Article 38 of Law on Insurance (Royal Kram No. NS/RKM/0814/021 dated 04 August 2014), legal entity operating a passenger transport business using various means of transport shall be required to purchase passenger liability insurance from a licensed insurer covering passengers transported by air. Under Article 4 of Law on Insurance and Article 65 of the Sub-Decree on Insurance (No. 275 SD.P dated 30 December 2021), a licensed insurer refers to a life insurer, a general insurer, a microinsurance company and a reinsurance company granted with an insurance business licence from the Insurance Regulator of Cambodia.

Additionally, Article 45 of Law on Civil Aviation (Royal Kram No. NS/RKM/0108/003 dated 19 January 2008) (“Law on Aviation”) requires the aircraft operator and the AOC holder to have insurance and the minimum amount of the insurance is to be determined by the SSCA or as stated in agreements governing other liabilities. Failure to ensure the determined minimum amount or procure such insurance shall be subject to punishment or various sanctions to be imposed by the SSCA.

Damages

Under the Law on Aviation, in performing domestic transportation, air transport enterprises are liable for the following:

•        Any damages resulted from incidents causing injury or death to passengers or event causing injury or death happening during on board, embarking and disembarking to the passenger.

•        Any damages causing loss or damage to any checked baggage or goods if the occurrence caused such loss or damages lies in the flight.

•        Any damages caused by unreasonable delay in the transportation of passengers, baggage and goods.

Additionally, Cambodia’s Law on Aviation recognizes and applies the Convention for the Unification of Certain Rules for International Carriage by Air (“Warsaw Convention”) in relation to conditions for compensation in case of death or injury of passenger and limit of liability in relation to delay, baggage and cargo.

Furthermore, Law on Aviation also provides for that aircraft operator, while an aircraft is in flight, shall be liable for damages stemming from the aircraft or the operation or any person or object aboard the aircraft pertaining to the aircraft which caused injury or death or damage to the property of a third party.

It should be noted that an agreement made by an international air transport enterprise on liabilities and insurance for passengers, consignors or consignees to reduce or waive its liabilities shall be null and void if the content of that agreement is found by the SSCA to be contrary to the Warsaw Convention or the Law on Aviation.

Government’s support measures during Covid-19 pandemic

Amidst the outbreak of Covid-19 pandemic in 2020 and 2021, the Royal Government of Cambodia issued various rounds of support measures for the benefit of private sector including the grant of tax reliefs for businesses heavily impacted by the pandemic especially for the garment, tourism, and aviation industries. In particular, (i) airline companies duly registered in Cambodia were exempted from the minimum tax from March 2020 to December 2021; and (ii) there was a delayed due date for the payment of aviation fees by airline companies operating in Cambodia for a further period of three months until the end of December 2021 with a permission for installment payment of those payables by those airline companies after the suspension period.

Laws and Regulations in relation to Foreign Exchange and Controls

The Law on Foreign Exchange (Royal Kram No. CS/RKM/0897/03 dated 22 August 1997) governs foreign exchange operations in Cambodia. Such law imposes no restrictions on foreign exchange operations through book entries including purchases and sales of foreign exchange on the foreign exchange market, transfers, all kinds of international settlements, and capital flows in foreign or domestic currency between Cambodia and other countries or between residents and non-residents. This includes remittances of dividends in foreign currency to their foreign shareholders overseas and repatriation of fund or investment back to home country provided that all relevant applicable taxes are cleared first. However, Cambodian law requires that such operations to be undertaken only through authorized intermediaries, which are banks permanently established and licensed in Cambodia; and a prior declaration be made to the National Bank of Cambodia (“NBC”) for any investment of an amount equaling or exceeding USD100,000 made abroad by a Cambodian resident.

Laws and Regulations in relation to Enforceability of Foreign Judgments and Foreign Arbitral Awards in relation to Civil Liabilities

Recognition and enforcement of foreign judgment

Under Article 199 of the Code of Civil Procedure of Cambodia (Royal Kram No. NS/RKM/0706/021 dated 06 July 2006) (“CCP”), in order for a foreign court decision to be recognized and enforceable in Cambodia, the following conditions must be met: (i) jurisdiction of the foreign court is conferred by law or a treaty which Cambodia is a party; (ii) the losing defendant has received summon or order to commence the civil proceeding or responded to such summon or order; (iii) the content of the judgment and the civil proceeding are not in contravention of public order or tradition of Cambodia; and (iv) the country of the foreign court decision has entered into reciprocal recognition of judgment agreement with Cambodia. Cambodia has only signed such agreement with Vietnam thus far; therefore, no foreign court judgment of other countries may be recognized and enforceable in Cambodia.

Recognition and enforcement of foreign arbitral award

The Kingdom of Cambodia became a party to the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards (New York, 10 June 1958) (the “New York Convention”) on 05 January 1960. As a signatory State, Cambodia adopted the Law on Adoption and Implementation of the UN Convention on the Recognition of Foreign Arbitral Awards (“Law on the Adoption and Implementation”) in order to enforce the New York Convention in its jurisdiction on 23 July 2001.

As such, Cambodia is required to recognize and enforce foreign arbitral award in accordance with the procedural law of Cambodia. Article 6 of the Law on the Adoption and Implementation requires any person who wishes to have a foreign arbitral award recognized and enforced in Cambodia to first submit an application to the Appeal Court of Cambodia. Article 7 of the Law further provides that the applicant shall attach the following:

•        The original copy or a duly certified true copy of the foreign award; and

•        The original copy of the arbitration agreement or a duly certified true copy of the agreement.

Laws and Regulations in relation to Intellectual Property Rights

According to Article 3 of Law on Marks, Trade Name and Unfair Competition (Royal Kram No. NS/RKM/0202/006 dated 07 February 2002), a mark is protected under Cambodian laws and regulations if it is registered with the Department of Intellectual Property Rights of the MOC (“DIPR”). A Cambodian resident can apply for mark registration directly with the DIPR or via a mark agent. For the non-Cambodia resident, the person can apply via a mark agent or a single international application, by selecting Cambodia as the designated country at the intellectual property office of a member state of the Madrid System (“Office of Origin”), of which Cambodia is a member. It is important to note that the international application for a mark is a preferred option when an applicant is seeking protection in multiple markets, particularly if it involves different regions.

Under Law on Marks, registration of a trademark provides the owners of the marks the legal protection and exclusive right for a period of 10 (ten) years from the filing date of the application for registration, and the obligation to file the affidavit of use or non-use within the 6th anniversary of the registration and to file for the renewal of mark registration within 6 months prior to the expiration of the mark registration certificate.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Kong Hwa Ng	43	Chairman of the Board and Director
Yun-Te Wang	62	Chief Executive Officer
Zhen Liu	42	Chief Financial Officer and Director
(1)(2)(3)*	48	Independent Director Nominee, Chair of Audit Committee
(1)(2)(3)*		Independent Director Nominee, Chair of Nominating Committee
(1)(2)(3)*		Independent Director Nominee, Chair of Compensation Committee

____________

(1)      Member of the Audit Committee

(2)      Member of the Compensation Committee

(3)      Member of the Nominating Committee

*        The individual shall be appointed and consents to be in such position immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus forms a part.

Kong Hwa Ng, Chairman

Mr. Kong Hwa Ng is the founder of the Company and has been appointed as Chairman since January 2024. Mr. Ng has served as sole director of our Company since October 2023 and the Vice President of Cambodia Airways Co., Ltd. from 2018 to August 2023. From 2015 to 2018, Mr. Ng was the regional general manager of Cambodian First Unite Construction Development Co., Ltd. Prior to that, Mr. Ng was Company Sergeant Major at Singapore Armed Forces from 2002 to 2014. Mr. Ng obtained his Diploma in Building and Property Management from Singapore Polytechnic in 2002.

Yun-Te Wang, Chief Executive Officer

Mr. Yun-Te Wang became our CEO in January 2024. Mr. Wang has brought extensive aviation expertise to his roles as Captain, Chief Pilot, and Director Flight Officer at Cambodia Airways since July 2018. In this capacity, he oversees flight operations, demonstrating leadership and piloting skills for A319/A320 aircraft. Prior to this, Mr. Wang held significant positions including PIC (A319/A321 Captain) at Lanmei Airlines, Jetstar Pacific Airlines, and V-Air, where he commanded various aircraft types. His tenure at Sichuan Airlines from September 2005 to December 2015 was marked by his role as a PIC and LTC “CAT A instructor” for A319/A320/A321 aircraft, contributing to the advancement of aviation training. Earlier experiences at TransAsia Airways honed his skills, progressing from First Officer for ATR 42/72 to Pilot in Command for A320/A321 aircraft. Mr. Wang has undergone specialized training, including A320 TRI/SFI Training at Vietnam BAA Training Center and Recertification of A320 Type Rating Course Training at Miami Airbus Training Center, USA. His diverse roles and extensive experience reflect his strong commitment and proficiency in aviation leadership and piloting.

Zhen Liu, Chief Financial Officer and Director

Mr. Zhen Liu has served as the Chief Financial Officer at the Company since January 2024 and served the same role at the Operating Subsidiary between April 2022 and December 2023. Mr. Liu spearheads budgeting and other financial decisions pertaining to the Company’s operations. Prior to joining our Company, Mr. Liu served as the Chief Financial Officer from March 2019 to March 2022 at Cambodia Investment Holdings Group, where he managed the financial aspects of the entire group company and contributed extensively to significant investment choices. From October 2016 to November 2018, Mr. Liu served as a business director at China Huarong Securities Co., Ltd., where he supervised public business operations and collaborated on regional research projects. Mr. Liu started his career at Rohan & Mah Partners from June 2007 to November 2010, where he would later be promoted to senior auditor, and assisted audit managers/partners in planning audits, designing audit procedures, and leading on-site audit teams. Mr. Liu earned a Bachelor of Science degree in Applied Accounting from Oxford Brookes University in December 2006. He furthered his education with a Certificate in Reinsurance from the Singapore College of Insurance in June 2011.

            , Independent Director Nominee and Nominating Committee

            , Independent Director Nominee and Chair of Audit Committee

            , Independent Director Nominee and Chair of Compensation Committee

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

Employment Agreements and Director Offer Letters

We have entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers. Pursuant to these agreements, we will be entitled to terminate an executive officer’s employment for cause at any time. Each executive officer will agree not to, directly or indirectly, provide the same or substantially the same services that he/she provides to the Company to any other business in certain area.

We also plan to enter into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Board of Directors

We expect our board of directors to consist of five directors, three of whom will be independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

Pursuant to the articles of association of the Company, our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated.

Under the articles of association of the Company, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board for a continuous period of six months; (v) is prohibited by law of the Cayman Islands from being a director; or (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of the articles of association of the Company.

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of our board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of our board of directors after he knows that he is or has become so interested. For this purpose, a general notice to our board of directors by a director to the effect that:

(a)     he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or

(b)    he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person, who is connected with him,

shall be deemed to be a sufficient declaration of interest under the articles of association of the Company in relation to any such contract or arrangement, provided that no such notice shall be effective unless either it is given at a meeting of the board of directors or the director takes reasonable steps to secure that it is brought up and read at the next board of directors meeting after it is given.

Following a declaration being made pursuant to the above, subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of [            ], [            ], and [            ] upon the effectiveness of their appointments. [            ] will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•        reviewing with the independent auditors any audit problems or difficulties and management’s response;

•        discussing the annual audited financial statements with management and the independent auditors;

•        reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•        reviewing and approving all proposed related party transactions;

•        meeting separately and periodically with management and the independent auditors; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.    Our compensation committee will consist of [            ], [            ], and [            ] upon the effectiveness of their appointments. [            ] will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee.    Our nominating committee will consist of [            ], [            ], and [            ] upon the effectiveness of their appointments. [            ] will be the chair of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

•        selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•        reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•        making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•        advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, our directors owe fiduciary duties to our company, including: (i) a duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) a duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, following a declaration being made pursuant to the articles of association of the Company, subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Interested Transactions

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of our board of directors at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of our board of directors after he knows that he is or has become so interested. For this purpose, a general notice to our board of directors by a director to the effect that:

(a)     he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or

(b)    he is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with a specified person who is connected with him,

shall be deemed to be a sufficient declaration of interest under the articles of association of the Company in relation to any such contract or arrangement, provided that no such notice shall be effective unless either it is given at a meeting of the board of directors or the director takes reasonable steps to secure that it is brought up and read at the next board of directors meeting after it is given.

Following a declaration being made pursuant to the above, subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of Nasdaq, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 rules regarding sales of Class A ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we intend to have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended. For the fiscal years ended June 30, 2023 and 2022, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that will be applicable to all of our directors, executive officers and employees.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended June 30, 2023 and 2022, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded $100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total ($)
Yun-Te Wang,	2023	$42,000	—	—	—	—	—	—	$42,000
CEO	2022	$42,000	$—	—	—	—	—	—	$42,000
Zhen Liu,	2023	$36,000	—	—	—	—	—	—	$36,000
CFO	2022	$36,000	$—	—	—	—	—	—	$36,000

Agreements with Named Executive Officers

On January 22, 2024, Cambodia Airways entered into an employment agreement with our Director and Chief Executive Officer, Yun-Te Wang. Under the terms of the employment agreement, Yun-Te Wang is entitled to an annual base salary of $42,000.

On January 22, 2024, Cambodia Airways entered into an employment agreement with our Chief Financial Officer and director, Zhen Liu. Under the terms of the employment agreement, Zhen Liu is entitled to an annual base salary of $36,000.

Compensation of Directors

For the fiscal years ended June 30, 2023 and 2022, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

Upon completion of this offering, we plan to pay each of our directors and independent director nominees [            ], [    ], and [    ] an annual compensation of $24,000, $[    ], and $[    ] respectively. We have entered into director offer letters with each of our independent director nominees in [    ]. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

Director	Audit committee	Compensation Committee	Nominating Committee
	x	x	x
	x	x	x
	x	x	x

____________

(1)      Committee member

(2)      Committee chair

(3)      Audit committee financial expert

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary share offered in this offering for

•        each of our directors and executive officers who beneficially owns our ordinary share; and

•        each person known to us to own beneficially more than 5% of our ordinary share.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on (i) 50,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes (i) ordinary share outstanding immediately after the completion of this offering and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus.

As of the date of the prospectus, we have five shareholders of record, none of which are located in the United States.

Name of Beneficial Owner	Amount of Beneficial Ownership of Class A Ordinary Shares(1)	Pre-Offering Percentage Ownership of Class A Ordinary Shares(2)	Post- Offering Percentage Ownership of Class A Ordinary Shares(2)(3)	Amount of Beneficial Ownership of Class B Ordinary Shares Pre- and Post- Offering	Percentage Ownership of Class B Ordinary Shares	Pre- Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)	Post- Offering Combined Voting Power of Class A and Class B Ordinary Shares(2)(3)
Directors, Director Nominees and Named Executive Officers:
Kong Hwa Ng(4)	44,300,000	88.6%	[ ] %	10,000,000	100%	97.72%	[ ] %
Yun-Te Wang	—	0%	0%	—	—	0%	0%
Zhen Liu	—	0%	0%	—	—	0%	0%
(5)	—	0%	0%	—	—	0%	0%
(5)	—	0%	0%	—	—	0%	0%
(5)	—	0%	0%	—	—	0%	0%

All directors, director nominees and executive officers as a group ([ ] persons)	44,300,000	88.60%	[ ] %	10,000,000	100%	97.72%	[ ] %
5% or Greater Shareholders:
Cambodia Airways Holding Co., Ltd(4)	44,300,000	100%	100%	10,000,000	100%	97.72%	[ ] %

____________

(1)      Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A ordinary shares and Class B ordinary shares. All shares represent only Class A ordinary shares and Class B ordinary shares held by shareholders as no options are issued or outstanding.

(2)      Calculation based on 50,000,000 Class A ordinary shares hares and 10,000,000 Class B ordinary shares issued and outstanding as of the date of this prospectus. Holders of Class A ordinary shares are entitled to one (1) vote per share. Holders of Class B ordinary shares are entitled to twenty (20) votes per share.

(3)      Assuming [    ] Class A ordinary shares are issued in this offering.

(4)      Through Cambodia Airways Holding Co., Ltd. Mr. Kong Hwa Ng is the controlling person of Cambodia Airways Holding Co., Ltd and has sole voting and dispositive power over shares beneficially owned by Cambodia Airways Holding Co., Ltd.

(5)      The individual is an independent director nominee and consents to be an independent director upon the Company’s listing on the Nasdaq Capital Market.

RELATED PARTY TRANSACTIONS

As of the date of this prospectus, the Company does not have any other related party transactions than disclosed below.

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2023, 2022 and 2021:

Name of related party	Relationship with the Company
Cambodia Airways Holding Co., Ltd	The Company’s ultimate controller

i)       Significant balances with related parties were as follows:

	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
Due to the related party
Cambodia Airways Holding Co., Ltd	41,524,516	36,756,541	(23,177,172)
Total	$41,524,516	36,756,541	$(23,177,172)

The balance as of June 30, 2021 due from Cambodia Airways Holding Co., Ltd was fully settled in fiscal year 2022 and the balance due to Cambodia Airways Holding Co., Ltd is the result of the controller’s loan to the Company. The balance was unsecured, non-interest bearing and will be paid off by March 20, 2026.

SECURITIES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our ordinary shares, including our Class A ordinary shares. Future sales of substantial amounts of Class A ordinary shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A ordinary shares to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have an aggregate of [    ] Class A ordinary shares outstanding. The Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act. We will apply to list our Class A ordinary shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We will not proceed with this offering unless our application with Nasdaq is approved.

Lock-up Agreements

We have agreed, for a period of 180 days from the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our Class A ordinary shares and securities that are substantially similar to our Class A ordinary shares, including but not limited to any options or warrants to purchase our Class A ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, our officers, directors and other holders of 5% or more of our Class A Ordinary shareholders and Class B Ordinary Shares have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our Class A ordinary shares and securities that are substantially similar to our Class A ordinary shares. These parties collectively own 100% of our outstanding Class A ordinary shares and all of our outstanding Class B ordinary shares, without giving effect to this offering.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A ordinary shares, or the availability of Class A ordinary shares for future sale, will have on the trading price of our Class A ordinary shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A ordinary shares.

Rule 144

All of our ordinary share outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of ordinary shares then outstanding, in the form of ordinary share or otherwise, which will equal approximately shares immediately after this offering; or

•        the average weekly trading volume of the ordinary shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

DESCRIPTION OF SHARE CAPITAL

Cambodia Airways Co., Ltd was incorporated on October 18, 2023, under the Companies Act. We are a Cayman Islands company, and our affairs are governed by our memorandum and articles of association, as from time to time, and Companies Act, and the common law of the Cayman Islands. We completed a share capital restructuring in December 2023. As of the date of this prospectus, our authorized share capital is $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each comprising (i) 450,000,000 Class A ordinary shares and (ii) 50,000,000 Class B ordinary shares, and 50,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares were issued and outstanding.

The following are summaries of the material provisions of our memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Class A ordinary shares and Class B ordinary shares. Our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus is a part. As a convenience to potential investors, we provide the below description of Cayman Islands law and our memorandum and articles of association together with a comparison to similar features under Delaware law.

Ordinary Shares

General

Our authorized share capital is $50,000 divided into 500,000,000 ordinary shares of a par value of $0.0001 each comprising 450,000,000 Class A ordinary shares and 50,000,000 Class B ordinary shares. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company and each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances, and Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting, rights to dividend or other distributions and the rights to distribution of surplus assets of the Company on its liquidation.

All of our issued Class A ordinary shares and Class B ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

As of the date of this prospectus, there are 50,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares issued and outstanding.

We are selling [    ] Class A ordinary shares in this offering. At the completion of this offering, there will be [    ] Class A ordinary shares and 10,000,000 Class B ordinary shares issued and outstanding.

As a result, for so long Mr. Kong Hwa Ng owns a controlling or significant voting power in our ordinary shares, he generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:

•        the election of directors;

•        determinations with respect to our business direction and policies, including the appointment and removal of officers;

•        determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

•        our financing and dividend policy;

•        determinations with respect to our tax returns; and

•        compensation and benefits programs and other human resources policy decisions.

Even if Mr. Kong Hwa Ng were to dispose of certain Class B ordinary shares such that it would control less than a majority of the voting power of our issued and outstanding share capital, it may be able to influence the outcome of corporate actions so long as it retains Class B ordinary shares. Mr. Kong Hwa Ng’s controlling or significant ownership of our issued and outstanding share capital may limit your ability to influence corporate actions and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial.

Mr. Kong Hwa Ng may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate actions might be taken even if other shareholders, including those who purchase Class A ordinary shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, which could have the effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately affect the market price of our Class A ordinary shares.

Furthermore, future issuances of Class B ordinary shares will be dilutive to holders of Class A ordinary shares, and we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Listing

We plan to apply to list our Class A ordinary shares on the Nasdaq Capital Market under the symbol “CAKR.” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A ordinary shares is [    ].

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our memorandum and articles of association and the Companies Act. Our articles of association provide that the directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorize payment of the same out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if, immediately following the date on which the dividend is proposed to be paid, this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of Directors. Each Class A ordinary share confers on the holder (i) the right to an equal share in any distribution paid by the Company and (ii) an equal share on the distribution of any surplus assets of the Company on its liquidation in accordance with the Companies Act and the articles of association.

Each Class B ordinary share confers on the holder no right to the distribution of any surplus assets of the Company on its liquidation and no right to any distribution paid by the Company in accordance with the Companies Act and the articles of association.

Voting Rights

Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company. Each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

An ordinary resolution to be passed by a simple majority of the votes cast by those shareholders as, being entitled to do so, vote in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting of the Company, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes cast by those shareholders as, being entitled to do so, vote in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important corporate matters such as a change of name or making changes to our memorandum and articles of association.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if expressly authorized in the certificate of incorporation. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our memorandum and articles of association do not provide for cumulative voting.

Meetings of Shareholders

The chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. At least seven clear days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company. A Shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company.

No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum is present at the time the meeting proceeds to business. One or more shareholders present in person or by proxy holding shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all Shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes. If, within half an hour from the time appointed for the meeting, a quorum is not present, the meeting shall be dissolved. The chairman, if any, shall preside as chairman at every general meeting of the Company.

Meetings of Directors

Subject to the Companies Act, the memorandum and articles of association and any resolutions passed in a general meeting, the business of our company is managed by the directors. Our directors may meet (either within or outside of the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed, the quorum shall be a majority of directors then in office. A resolution in writing signed by all the directors or all the members of a committee of directors entitled to receive notice of a meeting of directors or committee of directors, as the case may be (an alternate director, subject as provided otherwise in the terms of appointment of the alternate director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of directors or committee of directors, as the case may be.

Conversion

Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances, and Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

Transfer of Shares

Subject to the restrictions in our memorandum and articles of association and applicable securities laws, any of our shareholders may transfer all or any of his or her Class A ordinary shares or Class B ordinary shares by written instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may in their absolute discretion to decline the registration of the transfer of any Class A ordinary shares or Class B ordinary shares which is not fully paid up or on which the Company has a lien.

Winding Up

If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to the memorandum and articles of association, determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like sanction, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.

Calls on Shares and forfeiture of Shares

Subject to the terms of the allotment, our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares, and each shareholder shall (subject to receiving at least fourteen (14) clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such shares. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors; or with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which our directors determine at the time of such variation. The Companies Act and our memorandum and articles of association permits us to purchase our own shares, subject to certain restrictions and requirements. Subject to the Companies Act, our memorandum and articles of association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed, we may purchase our own shares (including any redeemable shares) on such terms and in such manner as been approved by the directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding other than shares held as treasury shares or (c) if the company has commenced liquidation. The repurchase of shares may be effected in such manner and upon such terms as may be authorized by or pursuant to the Company’s articles of association. If the articles of association of the Company do not authorize the manner and terms of the purchase, a company shall not repurchase any of its own shares unless the manner and terms of purchase have first been authorized by a resolution of our Company. In addition, under the Companies Act and our memorandum and articles of association, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the written consent of shareholders holding not less than 50% of the issued shares of that class or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights of the holders of shares shall not be deemed to be materially and adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Alteration of Share Capital

We may from time to time by an ordinary resolution of our shareholders:

•        increase the share capital of our Company by new shares of such amount as it thinks expedient;

•        consolidate and divide all or any of our share capital into shares of larger amount than its existing shares;

•        subdivide its existing shares, or any of them, into shares of an amount smaller than that fixed by the memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

•        cancel any shares that, at the date of the passing of the ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by our memorandum and articles of association and the Companies Act.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Cass A ordinary shares

Our memorandum and articles of association authorizes our board of directors to issue additional Class A ordinary shares from authorized but unissued shares, to the extent available, from time to time as our board of directors shall determine.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        May not issue negotiable or bearer shares, but may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

History of Share Issuances

On October 18, 2023, we issued and allotted an aggregate of 50,000,000 Class A ordinary shares with (i) 1 Class A ordinary share issued and allotted to Quality Corporate Services Ltd. being the subscriber of our memorandum and articles of association and (ii) 49,999,999 Class A ordinary shares issued and allotted to Cambodia Airways Holding Co., Ltd the, and 10,000,000 Class B ordinary shares to Cambodia Airways Holding Co., Ltd. On the same day, Quality Corporate Services Ltd. transferred 1 Class A ordinary share to Cambodia Airways Holding Co., Ltd.

On January 10, 2024, the Operating Subsidiary transferred 100% of its equity to the Company. On January 11, 2024, Cambodia Airways Holding Co., Ltd transferred an aggregate of 5,700,000 Class A ordinary shares to four shareholders.

MATERIAL INCOME TAX CONSIDERATION

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our Class A ordinary shares.

U.S. Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities;

•        persons liable for alternative minimum tax;

•        persons holding our Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A ordinary shares);

•        persons who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our Class A ordinary shares through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our Class A ordinary shares; or

•        persons holding our Class A ordinary shares through a Trust.

Thus, the discussion set forth below is addressed only to U.S. Holders that purchase Class A ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A ordinary shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the U.S.;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A ordinary shares are urged to consult their tax advisors regarding an investment in our Class A ordinary shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.      The actual days in the United States in the current year; plus

2.      One-third of his or her days in the United States in the immediately preceding year; plus

3.      One-sixth of his or her days in the United States in the second preceding year.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A ordinary shares.

Taxation of Dividends and Other Distributions on our Class A ordinary shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the Class A ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our combined and consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold Class A ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A ordinary shares cannot be treated as capital, even if you hold the Class A ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) Class A ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A ordinary shares as of the close of such taxable year over your adjusted basis in such Class A ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Class A ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A ordinary shares. Your basis in the Class A ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations). If the Class A ordinary shares are regularly traded on a qualified stock exchange or other market, and if you are a holder of Class A ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such Class A ordinary shares, including regarding distributions received on the Class A ordinary shares and any gain realized on the disposition of the Class A ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A ordinary shares, then such Class A ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A ordinary shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A ordinary shares when inherited from a decedent that was previously a holder of our Class A ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A ordinary shares, or a mark-to-market election and ownership of those Class A ordinary shares are inherited, a special provision in IRC Section 1291I provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A ordinary shares and proceeds from the sale, exchange or redemption of our Class A ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A ordinary shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Class A ordinary shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive changes. It is not intended as tax advice, it does not consider any investor’s particular circumstances, and it does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our Company. Our Company has received an undertaking pursuant to the Tax Concessions Act of the Cayman Islands to the effect that, for a period of 20 years from 5 September 2022, no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares or, as the case may be, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax.

Cambodia Tax Considerations

According to the Law on Financial Management 2016 (No. NS/RKM/1215/016 dated 17 December 2015), from 1 January 2016, there is only one regime of taxation in Cambodia — the real regime (a self-assessed regime). There are three classifications of real regime taxpayers: small, medium and large. Such classification is based on various factors, namely business forms, turnovers and nature of business activities. According to the Law on Taxation (Royal Kram No. NS/RKM/0523/004 dated 16 May 2023) (“LOT”), taxpayers are responsible for the following applicable taxes.

Tax on Income (“TOI”)

TOI is paid annually at the rate of 20% on taxable income. Taxable income does not exclude, among others, any expenses related to recreation or entertainment, donations or subsidies, and losses on property deal between related parties. TOI is imposed on resident taxpayer with Cambodian sourced income and from foreign sourced income, and on non-resident taxpayer with Cambodian sourced income. For individual income tax, taxable income is calculated from the total income made in each calendar year. Whereas for corporate income tax, taxable income is calculated from the accounting result made in each calendar year.

Patent Tax

Patent Tax is paid annually for each location the company is operating at. Companies must renew their patent tax certificate annually at the General Department of Taxation (“GDT”) or local tax branch.

Prepayment of Profit Tax (“PPT”)

PPT is calculated at 1% of the company’s monthly turnover inclusive of all taxes, except VAT. Any PPT payments made will be used against the annual income tax liability.

Withholding Tax (“WHT”)

Taxpayers are required to withhold certain amounts from payments made to resident and non-resident taxpayers and remit the amounts to the GDT. WHT is calculated at rates from 10% to 15%. It does not apply to payment for the sale of goods. In particular, in the case of payment of dividends, the WHT is calculated at the rate of 14% for dividends paid to a non-resident taxpayer whereas the WHT is calculated at a rate of 15% for income earned from providing services (such as management, consultation or similar services) by the individual who is not under the self-assessment regime, royalties from intangible asset, and interests (including dividends) that a resident taxpayer, operating businesses other than banking or financial institution onshore, paid to another resident taxpayer.

Value Added Tax (“VAT”)

The Cambodian VAT system follows conventional VAT systems, whereby a VAT-registered taxpayer can offset input VAT incurred on purchases against its output VAT. In circumstances where the taxpayer’s input VAT for the month exceeds its output VAT (i.e. VAT credit), the taxpayer is allowed to carry forward the VAT credit to offset output VAT in the succeeding period.

VAT applies to the supply of goods and services. An enterprise is required to apply VAT at the standard rate of 10% on taxable supplies in Cambodia including the importation of goods into Cambodia. A VAT rate of 0% (“zero-rate”) applies to goods exported from Cambodia.

Tax on Salary (“ToS”) and Fringe Benefits Tax (“FBT”)

ToS is to be paid on a monthly basis by the employer by way of withholding the tax amounts from the salary to be provided to resident and non-resident employees, and remit such amounts to the GDT. For resident employees, ToS is calculated at rates ranging from 0% to 20% on a progressive basis whereas for non-resident employees, ToS is calculated at a flat rate of 20%.

FBT is to be paid in the month that the fringe benefits are provided to the employee. Every month the employer shall withhold and pay tax, at the time specified, at a flat rate of 20% of the total value of the fringe benefits provided to all employees. The value of fringe benefits shall be a fair market value inclusive of all taxes.

Other Monthly Taxes

Cambodia also imposes monthly taxes, which are Public Lighting Tax on alcoholic and tobacco products, Accommodation Tax on accommodation services provided by hotels, and Specific Tax on certain merchandises and services like soft drinks, entertainment services, air tickets, and telephone services.

Tax Audit

Under Cambodian tax law, the tax administration is permitted to perform a tax audit within three years from the submission of tax returns/declarations, or within five year if there is an evidence of obstruction of the implementation of the tax provisions, tax losses or tax credits carried forward, or within ten years if there is a specific evidence of tax evasion and with pre-approval from the Minister of the Ministry of Economy and Finance (MEF), or at any time with the request from the taxpayer. Generally, there are three types of tax audit: a desk audit, a limited tax audit and a comprehensive tax audit.

An enterprise may be selected for tax audit by the tax authorities (GDT) if it is considered to be at risk of non-compliance, based on the following criteria:

•        Analysis of risk;

•        Result from crosscheck information received from a third party;

•        Information on tax type or any specific sector;

•        Information of any group of taxpayers; and

•        Location of the enterprise etc.

However, for taxpayers who has obtained the tax compliance status (of three categories below), the timeframe of being audited are as follows:

•        Gold status companies are subject to one comprehensive tax audit every two years and will not need to undergo a limited tax audit or desk audit.

•        Silver status companies are subject to one comprehensive tax audit every two years, a limited tax audit every year and no desk audit.

•        While bronze status companies are subject to comply with the tax obligations as provided under the law and regulations in force.

It should be noted that the company tax compliance status is to be determined by their compliance score as provided for under Prakas No. 0536 on the Classification of Tax Compliance dated 23 December 2016.

Tax Penalties

Tax penalties are imposed for violations of the LOT and its regulations. The level of the penalty depends upon the nature of the violation and ranges from 10% to 40% of the unpaid tax. In addition, penalties are imposed for late payment of taxes and late lodgment of returns, together with interest charged at 2% per month.

POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, GIFT, ESTATE OR GENERATION-SKIPPING TRANSFER, AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We were incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the U.S. and provides significantly less protection for investors than the U.S. Additionally, Cayman Islands companies may not have standing to sue in the federal courts of the U.S.

Most of our operations are conducted in Cambodia and a majority of our consolidated assets are located outside of the United States. In addition, all of our directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.

Although we are incorporated outside the United States, we have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the U.S. federal securities laws or securities laws of any U.S. state or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Cayman Islands

Ogier, our counsel with respect to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the U.S. federal securities laws or securities laws of any U.S. state.

We have been advised by Ogier that, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the Cayman Islands would in certain circumstances recognize and enforce a judgment obtained in the federal or state courts of the United States against the Company without re-examination or re-litigation of matters adjudicated upon, provided such judgement (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final, (d) is not in respect of taxes, a fine or a penalty, (e) was not obtained by fraud; and (f) is not of kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Cambodia

R&T Sok & Heng Law Office, our counsel with respect to the laws of Cambodia, has advised us that Cambodia currently does not currently recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state because currently, under Article 199 of the Code of Civil Procedure of Cambodia (“CCP”), the country of the foreign court decision has entered into reciprocal recognition of judgment agreement with Cambodia in order for a foreign court decision to be recognized and enforceable in Cambodia. Since Cambodia has only signed such agreement with Vietnam, no foreign court judgment of other countries may be recognized and enforceable in Cambodia.

However, foreign arbitral awards can be recognized and enforced as Cambodia is a party to the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards. As a signatory State, Cambodia adopted the Law on Adoption and Implementation of the UN Convention on the Recognition of Foreign Arbitral Awards. As such, Cambodia is required to recognize and enforce foreign arbitral award in accordance with the procedural law of Cambodia. Article 6 of the Law on the Adoption and Implementation requires any person who wishes to have a foreign arbitral award recognized and enforced in Cambodia to first submit an application to the Appeal Court of Cambodia.

UNDERWRITING

We expect to enter into an underwriting agreement with Univest Securities, LLC and its affiliates, as the representative of the underwriters named therein, with respect to the Class A ordinary shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the underwriters have agreed to purchase, and we have agreed to sell to them the number of Class A ordinary shares indicated in the following table.

Name	Number of Class A Ordinary Shares
Univest Securities, LLC
Total

A copy of the form of underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is part. The underwriters are offering the Class A ordinary shares subject to their acceptance of the Class A ordinary shares from us and subject to prior sale. The underwriting agreement will provide that the obligations of the underwriters to pay for and accept delivery of the Class A ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A ordinary shares offered by this prospectus if any such Class A ordinary shares are taken.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

We will apply to list our Class A ordinary shares on the Nasdaq Capital Market under the symbol “CAKR.” Nasdaq might not approve such application, and if it does not approve our application, we will not complete this offering.

Discounts and Expenses

The following table shows the per ordinary share and total initial public offering price, underwriting discounts, and proceeds, before expenses, to us.

	Per Share	Total
Initial public offering price
Underwriting discounts to be paid by us(1)
Proceeds, before expenses, to us

____________

(1)      Represents an underwriting discount equal to 7% per Class A ordinary share.

Class A ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. The representative shall also have the right to re-offer all or any part of the offered Class A ordinary shares to broker-dealers who are members of FINRA (“Selected Dealers”) and may allow a concession, to be determined by the representative, to such Selected Dealers in accordance with the Conduct Rules of FINRA.

We have agreed to pay the representative of the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the shares.

We have agreed to reimburse the representative up to a maximum of $250,000 (including any advances already received) for out-of-pocket accountable expenses, including but not limited to reasonable fees and expenses of its legal counsel, due diligence and background check expenses, and reasonable cost for roadshows.

We have agreed to pay an expense advance of $80,000 to the representative, for the representative’s anticipated out-of-pocket expenses, and we have paid $80,000 as of the date of this prospectus; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including: (i) all filing fees and communication expenses relating to the registration of the Class A ordinary shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the underwriters or their counsel in connection with visits to, and examinations of, our Company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses, and disbursements relating to the registration or qualification of such Class A ordinary shares under the “blue sky” securities laws of such states and other jurisdictions as the underwriters may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of underwriters’ counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses, and all amendments, supplements, and exhibits thereto, and as many preliminary and final prospectuses as the underwriters may reasonably deem necessary; (vi) the costs of preparing, printing, and delivering certificates representing the Class A ordinary shares and the fees and expenses of the transfer agent for such Class A ordinary shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $, including a maximum aggregate reimbursement of $250,000 of accountable expenses.

Right of First Refusal

We have agreed, provided that this offering is completed, that until 12 months after the date of the closing of this offering, the representative shall have a right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent to provide investment banking services to the Company on an exclusive basis, at the representative’s sole discretion, including, without limitation, (a) acting as lead or joint-lead manager for any underwritten public offering; (b) acting as lead or joint book-runner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity. Notwithstanding the foregoing, the representative is not entitled to any compensation (except for reimbursement of all of its reasonable, out-of-pocket expenses) in connection with the exercise of the right of first refusal for any financing during such 12-month period if the investors in connection with such financing were identified and introduced by the Company. In compliance with FINRA Rule 5110(g)(6)(A), in no circumstances the right of first refusal shall have a duration of more than three years from the commencement of sales of the public offering or the termination date of the engagement between the Company and the representative.

Listing

We will apply to list our Class A ordinary shares on Nasdaq under the symbol “CAKR.” At this time, Nasdaq has not yet approved our application to list our Class A ordinary shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A ordinary shares will be approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Lock-Up Agreements

We have agreed, for a period of 180 days from the date of this prospectus, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Class A ordinary shares or securities that are substantially similar to our Class A ordinary shares, including but not limited to any options or warrants to purchase our Class A ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representative.

Each of our officers, directors, and other holders of 5% or more of our Class A Ordinary shareholders and Class B Ordinary Shares have agreed with the representative not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of any Class A ordinary shares or other securities convertible into or exercisable or exchangeable for Class A ordinary shares for a period of 180 days from the date of this prospectus without the prior written consent of the representative.

The representative may in its sole direction and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested, and market conditions at the time.

Determination of Initial Offering Price

Prior to this offering, there has been no public market for our Class A ordinary shares. The initial public offering price of the Class A ordinary shares will be negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the Class A ordinary shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale and Distribution of Class A ordinary shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters. In addition, Class A ordinary shares may be sold by the underwriters to securities dealers who resell Class A ordinary shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A ordinary shares. Specifically, the underwriters may sell more Class A ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A ordinary shares available for purchase by the underwriters under option to purchase additional Class A ordinary shares. The underwriters must close out any naked short position by purchasing Class A ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A ordinary shares in this offering because such underwriter repurchases those Class A ordinary shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of its various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, (2) debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (3) where no consideration is or will be given for the transfer; or (4) where the transfer is by operation of law.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our shares. This prospectus does not constitute a public offer of the Class A ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Class A ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Taiwan

The shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the shares in Taiwan.

United Kingdom

An offer of the shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An Invitation or Inducement to engage In Investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and non-accountable expense allowance that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Capital Market Listing Fee		$50,000
FINRA Filing Fee	$
Underwriting accountable expenses	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts and the non-accountable expense allowance will be borne by us in proportion to the numbers of Class A ordinary shares sold in the offering.

LEGAL MATTERS

The validity of the Class A ordinary shares offered hereby and certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel for the underwriter in connection with this offering. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to Cambodia law will be passed upon for us by R&T Sok & Heng Law Office. Ortoli Rosenstadt LLP may rely upon R&T Sok & Heng Law Office with respect to matters governed by Cambodian law. Hunter Taubman Fischer & Li LLC may rely on DFDL Cambodia with respect to matters governed by Cambodian law.

EXPERTS

The financial statements of Cambodia Airways Co., Ltd as of June 30, 2023 and 2022 and for the years respectively then ended included in this prospectus have been so included in reliance on the report of Audit Alliance LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. Audit Alliance LLP has offices at 10 Anson Road, #20-16 International Plaza, Singapore 079903. Their telephone number is +65 6227 5428.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A ordinary shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A ordinary shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus. The SEC filings will also be available on the Company’s website at www.cambodia-airways.com.

CAMBODIA AIRWAYS CO., LTD.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Cambodia Airways Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cambodia Airways Co., Ltd. and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”)

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

February 2, 2024

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2023	As of June 30, 2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,982,416	$10,775,537
Accounts receivable, net	1,477,307	1,955,112
Inventories	2,070,687	1,786,548
Prepaid expenses and other current assets	7,164,490	4,569,347
TOTAL CURRENT ASSETS	16,694,900	19,086,544

NON-CURRENT ASSETS:
Property and equipment, net	129,084,800	146,851,560
Intangible assets, net	14,063	23,270
Right-of-use assets	4,335,265	5,040,082
TOTAL NON-CURRENT ASSETS	133,434,128	151,914,912
TOTAL ASSETS	$150,129,028	$171,001,456

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$4,386,378	$2,779,703
Air traffic liability	5,239,862	5,886,908
Accrued expenses and other current liabilities	3,840,471	1,277,875
Taxes payable	700,236	620,310
Lease liabilities	759,534	704,817
TOTAL CURRENT LIABILITIES	14,926,481	11,269,613

NON-CURRENT LIABILITIES:
Amount due to the related party	41,524,516	36,756,541
Lease liabilities	3,575,731	4,335,265
TOTAL NON-CURRENT LIABILITIES	45,100,247	41,091,806
TOTAL LIABILITIES	60,026,728	52,361,419

COMMITMENTS AND CONTINGENCIES (NOTE 16)

SHAREHOLDERS’ EQUITY:
Class A Ordinary Share, $0.0001 par value, 450,000,000 shares authorized; 50,000,000 shares issued and outstanding	5,000	5,000
Class B Ordinary Share, $0.0001 par value, 50,000,000 shares authorized; 10,000,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	199,994,000	199,994,000
Accumulated deficit	(109,897,700)	(81,359,963)
TOTAL SHAREHOLDERS’ EQUITY	90,102,300	118,640,037
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$150,129,028	$171,001,456

The accompanying notes are an integral part of these consolidated financial statements.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars, except for the number of shares)

	For the year ended June 30
	2023	2022
Revenues	$24,052,636	$25,954,714
Cost of revenues	(44,364,933)	(34,249,972)
Gross loss	(20,312,297)	(8,295,258)

Operating expenses:
Selling and marketing expenses	(1,521,728)	(843,388)
General and administrative expenses	(6,593,734)	(5,607,782)
Total operating expenses	(8,115,462)	(6,451,170)
Loss from operations	(28,427,759)	(14,746,428)

Other income (expense)
Interest income	80,198	74,894
Other expense, net	(152,942)	(73,973)
Exchange loss	(37,234)	(147,431)
Total other expenses, net	(109,978)	(146,510)
Loss before income tax	(28,537,737)	(14,892,938)
Income tax expenses	—	—
Net loss	$(28,537,737)	$(14,892,938)
Weighted average number of ordinary shares outstanding – basic and diluted	60,000,000	60,000,000
Loss per ordinary share – basic and diluted	$(0.48)	$(0.25)

The accompanying notes are an integral part of these consolidated financial statements.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Class A Ordinary Shares (US$0.0001 par value)		Class B Ordinary Shares (US$0.0001 par value)		Additional paid-in capital	Accumulated deficit	Total shareholders’ equity
	Shares	Amount	Shares	Amount
Balance as of June 30, 2021	50,000,000	$5,000	10,000,000	$1,000	$170,905,313	$(66,467,025)	$104,444,288
Net loss	—	—	—	—	—	(14,892,938)	(14,892,938)
Increase of additional paid-in capital from acquisition of the aircrafts	—	—	—	—	29,088,687	—	29,088,687
Balance as of June 30, 2022	50,000,000	$5,000	10,000,000	$1,000	$199,994,000	$(81,359,963)	$118,640,037
Net loss	—	—	—	—	—	(28,537,737)	(28,537,737)
Balance as of June 30, 2023	50,000,000	$5,000	10,000,000	$1,000	$199,994,000	$(109,897,700)	$90,102,300

The accompanying notes are an integral part of these consolidated financial statements.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the year ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(28,537,737)	$(14,892,938)
Adjustments to reconcile net loss to net cash provided by activities:
Depreciation and amortization	19,230,488	20,153,032
Allowance for doubtful accounts	149,921	34,968
Changes in operating assets and liabilities:
Accounts receivable	440,785	(1,242,494)
Inventories	(284,137)	(99,226)
Amount due from the related party	—	762,984
Prepaid expenses and other current assets	(2,708,045)	(1,583,823)
Accounts payable	1,606,674	446,580
Air traffic liability	(647,046)	4,623,367
Amount due to the related party	4,767,975	—
Accrued expenses and other current liabilities	2,562,596	(147,656)
Taxes payable	79,926	450,703
Operating lease liabilities	(704,817)	(632,570)
Net cash (used in) provided by operating activities	(4,043,417)	7,872,927

Cash flows from investing activity:
Purchase of property and equipment, net	(749,704)	(412,452)
Net cash used in investing activity	(749,704)	(412,452)

Effects of foreign currency exchange rate changes on cash	—	—
Net (decrease) increase in cash and cash equivalents	(4,793,121)	7,460,475
Cash and cash equivalents at the beginning of year	10,775,537	3,315,062
Cash and cash equivalents at the end of year	$5,982,416	$10,775,537

Supplemental non-cash financing activity:
Lease liabilities arising from obtaining right-of-use assets	$354,105	$400,228
Increase of additional paid-in capital from acquisition of the aircrafts	$—	$29,088,687

The accompanying notes are an integral part of these consolidated financial statements.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Organization and Nature of Operations

Cambodia Airways Co., Ltd. (“Cambodia Airways Cayman” or “the Company”) is a holding company incorporated under the laws of the Cayman Islands on October 18, 2023. The Company has no substantive operations other than holding all of the equity interest of Cambodia Airways Co., Ltd (“the Operating Subsidiary”), which was incorporated under the laws of Kingdom of Cambodia with commercial registration no.00027997 dated September 11, 2017, having registered address located at No.02, Russian Blvd, Phum Kbal Domrey, Sangkat Kakab, Khan Porsenchey, Phnom Penh, Cambodia.

Through the Operating Subsidiary, the Company principally provides air transportation for passengers and cargo across Phnom Penh, Siem Reap, Sihanoukville, Singapore, Bangkok, Palau, China etc. As a local Cambodian airline based in Phnom Penh, the Company launched its inaugural flight on July 10, 2018, flying from Phnom Penh to Siem Reap. Currently, the Company operates Airbus A319 aircrafts and Airbus A320 aircrafts and has successfully launched many domestic and international round-trip routes.

Prior to the reorganization, the Chairman of the Board, Mr. Kong Hwa Ng indirectly owned and held more than 50% of the voting rights in the Operating Subsidiary. Upon the incorporation of the Company on October 18, 2023, the Company had an authorized share capital of $50,000 divided into 450,000,000 Class A ordinary shares of $0.0001 each and 50,000,000 Class B ordinary shares of US$0.0001 each. On the same day, the Company issued an aggregate of 50,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares to Cambodia Airways Holding Co., Ltd, which is controlled by Mr. Kong Hwa Ng. On January 10, 2024, 100% ownership of the Operating Subsidiary was transferred to the Company for no consideration. On January 11, 2024, Cambodia Airways Holding Co., Ltd transferred 5,700,000 Class A ordinary shares to four shareholders. The reorganization of the legal structure was completed in January 2024.

After the reorganization, Mr. Kong Hwa Ng, through Cambodia Airways Holding Co., Ltd , indirectly owns and holds more than 50% of the voting rights of the Company and the Operating Subsidiary, therefore, the Company and the Operating Subsidiary are under common control before and after the reorganization which results in the consolidation of the Company and the Operating Subsidiary which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

During the reporting periods, the Company has only one operating subsidiary in Cambodia. Details of the Company and its operating subsidiary are set out below:

Name of subsidiaries	Place of incorporation	Date of incorporation or acquisition	% of Ownership	Principal activities
Cambodia Airways Co., Ltd (“Cambodia Airways”)	Cambodia	September 11, 2017	100%	Air transportation

2.      Summary of Significant Accounting Policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). These consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

The consolidated financial information as of June 30, 2023 and 2022 and for the years ended June 30, 2023 and 2022 have been prepared, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

As reflected in the accompanying consolidated financial statements, the Company incurred a net loss of $28,537,737 and $14,892,938 for the years ended June 30, 2023 and 2022 and recorded a cash outflow from operating activities of $4,043,417 for the year ended June 30, 2023. As shown in the accompanying financial statements of June 30, 2023 and 2022, the accumulated deficit of $109,897,700 and $81,359,963. These factors raise substantial doubt about the Company having going concern for the next twelve months.

On March 20, 2021, the controlling shareholder entered into a credit loan agreement with the Company to provide a loan of up to $50 million for a period of 5 years with free interest. As of June 30, 2023, the Company was still able to borrow approximately $8.5 million under this line of credit. The controlling shareholder has agreed to provide financial support commitment to the Company until March 20, 2026. As of March 18, 2024, the controlling shareholder had sufficient cash reserve with a balance of over $8.5 million as certified by a commercial bank in Cambodia. As a result, the Company believes it has sufficient and appropriate financial abilities to enable it to undertake its liabilities and doubt about the Company’s ability to continue as a going concern for the next 12 months from the issuance date of the financial statements has been alleviated.

As a result of the sufficient cash balance and unused credit loan availability, the substantial doubt regarding the Company’s ability to continue as a going concern has been resolved.

Use of estimate and assumptions

The preparation of the consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Significant estimates and assumptions made by management include, among others, useful lives and impairment of long-lived assets, collectability of accounts receivable, advances to suppliers, allowance for doubtful accounts, reserve of inventory. While the Company believes that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Foreign currency translation and transaction

The reporting currency of the Company is the United States Dollar (“US$”). The functional currency of the Company’s operating subsidiary in Cambodia uses the United States Dollar (“US$”) as the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currency are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the consolidated statements of income and comprehensive income.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and deposits with banks. The Company maintains cash and cash equivalents with various financial institutions primarily in Cambodia and China. As of June 30, 2023 and 2022, cash and cash equivalents balances were $5,982,416 and $10,775,537, respectively. The majority of the Company’s cash is saved in national banks in Cambodia. In Cambodia, Banks and financial institutions under the National Bank shall maintain reserve requirements against deposits in local currency at the rate of 7%. From January 1, 2024 onward, reserve requirement in foreign currencies shall be at the rate of 12.5%. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts, which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts taking into consideration various factors, including but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income loss.

Inventories

Inventories consist of expendable aircraft spare parts and suppliers are stated at the cost less any applicable provision for obsolescence and are charged to consolidated income statement when used in operations. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of the prepayments made to vendors or services providers for future services that have not been provided, cash deposited for airport and VAT deductibles. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. Allowance for prepaid expenses and other current assets was amounted $0.11 million and $0.02 million as of June 30, 2023 and 2022, respectively.

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method over the following estimated useful lives.

	Useful Life	Estimated Residual Value
Aircraft	20 years	0%
Frame, engine & equipment	10 years	0%
Maintenance tool & ratables	10 years	0%
Vehicle	8 years	0%
Office equipment & furniture	3 – 5 years	0%

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized.

Intangible assets, net

Intangible assets consist primarily of the software acquired, which are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives, which are generally 6 years or based on the contract term. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Operating leases

The Company, through its subsidiary, leases its office, which are classified as operating leases in accordance with ASC 842. Operating leases are required to record in the balance sheet as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date, and (3) initial direct costs for any expired or existing leases as of the adoption date. The Company elected the short-term lease exemption for the lease terms that are 12 months or less.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses on a straight-line basis over the lease term and had no finance leases for any of the periods stated herein.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of June 30, 2023 and 2022.

Impairment of long-lived assets and intangible assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2023 and 2022, impairment of long-lived assets was nil.

Accounts payable

Accounts payable represent liabilities for goods or serviced provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2022 and 2021 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring the progress toward complete satisfaction of that performance obligation.

The principal versus agent evaluation is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended June 30, 2023 and 2022, there was no revenue recognized on a net basis where the Company is acting as an agent.

The primary sources of the Company’s revenues are as follows:

Passenger revenue

The Company generates passenger revenue from scheduled and chartered air transportation. Revenue from sales of passenger tickets is recognized at a point in time when transportation is provided. The Company requires the customers to fully pay in advance to reserve the seats, both scheduled air transportation and chartered airplane. No credit term for this type of revenue. Ticket sales and the fees collected for related ancillary services are initially deferred in air traffic liability. When the Company expects that the consideration received in advance of carriage is not refundable, and the customer is likely to give up a portion of the contractual rights, the Company recognizes, in proportion to the pattern of rights exercised by the customer, the breakage amount to which the Company expects to be entitled as revenue. If the Company does not expect to be entitled to a breakage amount, the Company recognizes the expected breakage amount as revenue when the likelihood of the customer exercising its remaining rights becomes remote.

Cargo revenue

The Company generates cargo revenue mainly from the chartered airplane, especially during the pandemic period and extra checked baggage. Cargo revenue is recognized at a point in time when the Company provide the transportation. The Company offers the customers a credit term within 10 working days subsequent to the last charter flight of each month. The Company has the rights to deduct the partial or full deposit if the customer is unable to pay the amount.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

Disaggregated information of revenues by services:

	Years Ended June 30,
	2023	2022
Revenues:
Passenger	$20,249,670	$20,390,315
Cargo	2,915,230	5,363,697
Others	887,736	200,702
Total	$24,052,636	$25,954,714

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Cost of revenue

Cost of revenues consists primarily of aircraft fuel, the cost of navigations and overflying, ground handling services, inflight catering. Cost of revenues also include pilot and crew salary, depreciation of the aircraft and amortization of the software.

Selling and marketing expenses

Selling and marketing expenses include (i) sales service costs incurred from provision of air transportations, (ii) transaction service costs, (iii) advertising costs, and others.

General and administrative expenses

General and administrative expenses mainly consist of (i) insurance expenses for the aircrafts and vehicles, (ii) depreciations of the property and equipment, (iii) lease expenses relating to leased properties used for administrative and ticketing counters, (iv) IT and communications expenses, and (v) others, which primarily include traveling, office expenses, and other miscellaneous expenses for administrative purposes.

Employee benefits

Full-time employees of the operating entity in Cambodia participate in National Social Fund (“NSSF”) pursuant to which certain pension benefits, healthcare, accident and other welfare benefits are provided to the employees. Chinese full-time employees participate in a China government mandated defined contribution plan, pursuant to which certain pension benefits, healthcare, employee housing fund, and other welfare benefits are provided to the employees. The Company has made employee benefits contributions under the Kingdom of Cambodia and PRC government requirements and has no legal obligation beyond the contributions made.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

Value added tax (“VAT”)

VAT is applicable to self-declaration regime entities and is charged at 10% on the value of the supply of most goods and services in the Kingdom of Cambodia. The tax amount to be paid to the state is equal to the total output VAT deduct the total qualified input VAT. Exported goods and services rendered outside Cambodia are zero-rated. Our international air transportation service are VAT exempt. VAT returns and payments are due within 20 days of the following month.

Special tax (“SPT”)

Special service tax is a form of excise tax that applies to the importation or domestic production and supply of certain goods and services. SPT applies to the Company’s domestic and international air transport services:

For local and international air transportation of passengers, SPT is 10%, payable based on the air ticket value issued in Cambodia for travel within and outside Cambodia. The SPT base is inclusive of all taxes other than SPT and VAT.

Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended June 30, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of June 30, 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company conducts the majority of its businesses in Cambodia and is subject to tax in this jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the Kingdom of Cambodia.

Comprehensive loss

Comprehensive loss is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of June 30, 2023 and 2022, there was no dilution impact.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of June 30, 2023 and 2022, there were no dilutive shares.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Risks and uncertainties

The global spread and impact of the COVID-19 pandemic is complex, unpredictable, and continuously evolving, and has resulted in significant disruption and additional risks to our business since 2020. The COVID-19 pandemic has led governments and other authorities around the world at various times to impose measures intended to control its spread, including restrictions on large gatherings of people, travel bans, border closings and restrictions, business closures, quarantines, shelter-in-place orders, social distancing and masking measures, and vaccination mandates. As a result, the COVID-19 pandemic, including the emergence of new variants, and the associated consequences have significantly impacted global passenger air travel and have had a material detrimental impact on global commercial travel industry, of which has had, and may continue to have, an adverse impact on our business, operations, and financial results.

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of June 30, 2023 and 2022, approximately $4.47 million and $10.36 million were deposited with financial institutions located in Cambodia, respectively. As of June 30, 2023 and 2022, approximately $1.51 million and $0.42 million were deposited with financial institutions located in PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for doubtful accounts, and actual losses have generally been within management’s expectations. Refer to “Note 15. Customer and Supplier Concentrations” for detail.

Fair value of financial instruments

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•        Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

•        Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•        Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the balance sheets of cash, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable, air traffic liability, accrued expenses and other current liabilities, amount due to the related party, taxes payable, lease liabilities, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of June 30, 2023 and 2022.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Summary of Significant Accounting Policies (cont.)

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company’s consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3.      Cash and cash equivalents

Cash and cash equivalents consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Cash on hand	$100,745	$149,682
Cash in bank	5,881,671	10,625,855
Total	$5,982,416	$10,775,537

4.      Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Accounts receivable	$1,532,577	$1,973,362
Less: allowance for doubtful accounts	(55,270)	(18,250)
Accounts receivable, net	$1,477,307	$1,955,112

Changes of allowance for doubtful accounts are as follows:

	As of June 30, 2023	As of June 30, 2022
Beginning balance	$18,250	$—
Provision for doubtful accounts	37,020	18,250
Ending balance	$55,270	$18,250

5.      Inventories

Inventories consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Expendable aircraft spare parts	$2,070,687	$1,786,548
Total	$2,070,687	$1,786,548

For the years ended June 30, 2023 and 2022, the Company recorded no impairment provision of inventories for lower of cost or net realizable value, respectively.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.      Prepaid expenses and other current assets

Prepayments, deposits, and other current assets consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Deposits to the airport	$3,148,216	$1,660,951
Aircraft fuel	1,093,690	524,608
VAT deductibles	1,044,955	944,331
IPO deferred cost	755,000	—
Airport ground handling service	699,994	865,416
Navigations & overflying fee	303,572	279,748
Insurance	83,479	52,130
Cabin Reconfiguration	—	206,250
Others	35,584	35,913
Total	$7,164,490	$4,569,347

7.      Property and equipment, net

Property and equipment, net consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Aircraft	$59,383,456	$59,383,456
Frame, engine & equipment	133,949,196	133,949,196
Maintenance tool & rebates	1,576,539	911,314
Vehicle	2,100,549	2,038,685
Office equipment & furniture	153,609	122,815
Subtotal	197,163,349	196,405,466
Less: accumulated depreciation	(68,078,549)	(49,553,906)
Property and equipment, net	$129,084,800	$146,851,560

Depreciation expenses for the years ended June 30, 2023 and 2022 amounted to approximately $18.52 million and $19.51 million, respectively.

In July 2021, the controlling shareholder of the Company contributed two aircrafts into the Company, with the total consideration amounting to $88,659,416, of which $29,088,687 was recorded as additional paid-in capital from acquisition of the aircrafts and $23,177,172 was used to repay the balance due from the shareholder. The remaining amount was recorded as the balance due to the shareholder.

8.      Intangible assets, net

The Company’s intangible assets, net consisted of the software, which supports the Company’s business and operation. The following table summarizes the components of acquired intangible asset balances.

	As of June 30, 2023	As of June 30, 2022
Software	$55,240	$55,240
Less: accumulated amortization	(41,177)	(31,970)
Intangible assets, net	$14,063	$23,270

Amortization expense recognized for the years ended June 30, 2023 and 2022 amounted to approximately $0.01 million and $0.01 million, respectively.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.      Leases

The Company leases office building and ticketing counters under non-cancellable operating leases, with terms ranging from two to ten years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

As of June 30, 2023 and 2022, the remaining lease term was an average of 3.33 years and 2.33 year, respectively. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on weighted average borrowing rate for bank loans in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 7.5% per annum as of June 30, 2023 and 2022, respectively.

Supplemental balance sheet information related to operating leases from the Company’s operations was as follows:

	As of June 30, 2023	As of June 30, 2022
Right-of-use assets under operating leases	$4,335,265	$5,040,082
Operating lease liabilities, current	759,534	704,817
Operating lease liabilities, non-current	3,575,731	4,335,265
Total operating lease liabilities	$4,335,265	$5,040,082

The Company recognized lease expense amounted to approximately $0.71 million and $0.64 million for the year ended June 30, 2023 and 2022, respectively. The lease period of the operating lease right-of-use asset is from 2.17 to 10 years.

The following table presents maturity of lease liabilities as of June 30, 2023:

Operating lease payment
Within one year	$1,058,923
One to three years	1,954,813
Over three years	2,240,000
Total future minimum lease payments	$5,253,736
Less: imputed interest	918,471
Total	4,335,265

Amortization expenses were $704,817 and $632,570 for the years ended June 30, 2023 and 2022, respectively. Interest expenses were $354,105 and $400,228 for the years ended June 30, 2023 and 2022, respectively.

10.    Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of June 30, 2023 and 2022:

Name of related party	Relationship with the Company
Cambodia Airways Holding Co., Ltd	The Company’s ultimate controller

i)       Significant balances with related parties were as follows:

	As of June 30, 2023	As of June 30, 2022
Due to the related party
Cambodia Airways Holding Co., Ltd	41,524,516	36,756,541
Total	$41,524,516	$36,756,541

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.    Related party transactions and balances (cont.)

On March 20, 2021, the controlling shareholder entered a credit loan agreement with the Company to provide a credit loan limit of $50 million for a period of 5 years with free interest. The credit loan agreement is valid until March 30, 2026.

Balances due to Cambodia Airways Holding Co., Ltd is the result of the loan to the Company stated above. The balances was non-trade in nature, unsecured, non-interest bearing and will be paid off by March 20, 2026.

11.    Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of June 30, 2023	As of June 30, 2022
Accrued payroll	$348,288	$313,120
Deposit	813,579	296,004
Aircraft fuel expense	624,133	61,636
Aircraft expense	740,810	248,454
IPO service expenses	1,155,000	200,000
Other	158,661	158,661
Total	$3,840,471	$1,277,875

12.    Air traffic liability

	As of June 30, 2023	As of June 30, 2022
Air traffic liability	$5,239,862	$5,886,908
Total	$5,239,862	$5,886,908

Air traffic liability refers to the payment received from the ticket sales and the fees collected for related ancillary services before the Company transfers the related services in advance. Air traffic liability primarily consists of advanced payment received from customers for which the Company’s revenue recognition criteria have not been met. The air traffic liability will be recognized as revenue once the criteria for revenue recognition have been met. The air traffic liability amounted to $19,445,654 and $20,388,317 were totally recognized in the revenue for the year ended June 30, 2023 and 2022, respectively.

13.    Taxes

(a)    Taxes payable

Taxes payable mainly consisted of corporate income tax, special tax, VAT tax and other tax.

(b)    Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

BVI

Under the current tax laws of BVI, the Company is not subject to tax on income or capital gain. Additionally, the BVI does not impose a withholding tax on payments of dividends to shareholders.

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    Taxes (cont.)

Cambodia

The Company’s subsidiary operating in the Cambodia are subject to the Corporate Income Tax Law of the Kingdom at an income tax rate of 20%. The reconciliation of income tax rate to the effective income tax rate for the years ended June 30, 2023 and 2022 from our operation in the Cambodia is as follows:

Special tax (“SPT”)

SPT applies to the Company’s domestic and international air transport services, which is a form of excise tax that applies to the importation or domestic production and supply of certain goods and services.

For local and international air transportation of passengers, SPT is 10%, payable based on the air ticket value issued in Cambodia for travel within and outside Cambodia. The SPT base is inclusive of all taxes other than SPT and VAT.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties during the years ended June 30, 2023 and 2022.

14.    Ordinary shares

The Company was established as a holding company under the laws of Cayman Islands on October 18, 2023. The authorized share capital of the Company is US$50,000 divided into 450,000,000 Class A Ordinary Shares of US$0.0001 each and 50,000,000 Class B Ordinary Shares of US$0.0001 each. As of June 30, 2023, 50,000,000 Class A Ordinary shares and 10,000,000 Class B Ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the recapitalization.

15.    Concentration of customers and suppliers

All revenue was derived from customers international and domestic. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company for the year ended June 30, 2023. For the year ended June 30, 2022, Shenzhen Zhuosheng International Freight Co., Ltd contributed approximately 10.7% of total revenue of the Company.

There are no suppliers from whom purchases individually represent greater than 10% of the total purchases of the Company for the year ended June 30, 2023 and 2022.

16.    Commitments and contingencies

(a)    Lease commitments

The following table sets forth our contractual obligations as of June 30, 2023:

Operating lease payment
Within one year	$1,200
Total future minimum lease payments	$1,200

CAMBODIA AIRWAYS CO., LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.    Commitments and contingencies (cont.)

(b)    Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

17.    Subsequent events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure from June 30, 2023 through February 2, 2024, the date the consolidated financial statements were available to be issued. No other events require adjustment to or disclosure in the consolidated financial statements.

Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in an addition to the dealers obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Class A ordinary shares

Cambodia Airways Co., Ltd

, 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide to the extent permitted by law, we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Upon the incorporation of the Company on October 18, 2023, we have an authorized share capital of $50,000 divided into 450,000,000 Class A ordinary shares of $0.0001 each and 50,000,000 Class B ordinary shares of US$0.0001 each. On the same day, we issued an aggregate of 50,000,000 Class A ordinary shares and 10,000,000 Class B ordinary shares to Cambodia Airways Holding Co., Ltd. On January 11, 2024, Cambodia Airways Holding Co., Ltd transferred 5,700,000 Class A ordinary shares to four shareholders. These shares were issued in reliance on the exemption under Regulation S of the Securities Act.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1†	Memorandum and Articles of Association
5.1**	Opinion of Ogier regarding the validity of the Class A ordinary shares being registered
8.1**	Opinion of R&T Sok & Heng Law Office regarding certain Cambodia tax matters
10.1†	Employment agreement between Yun-Te Wang and the Company, dated January 22, 2024
10.2†	Employment agreement between Zhen Liu and the Company, dated January 22, 2024
10.3†	Director Offer Letter to Kong Hwa Ng, dated January 15, 2024
10.4†	Form of Independent Director Offer Letter
10.5†	Form of Airbus Purchase Contract
10.6†	Form of Air Charter Agreement
10.7†	Form of Passenger General Sales Agency Agreement
10.8*	Loan Agreement

Exhibit No.	Description
11.1**	Insider Trading Policy
14.1**	Code of Ethics of the Company
21.1†	List of Subsidiaries
23.1**	Consent of Audit Alliance LLP
23.2**	Consent of Ogier (included in Exhibit 5.1)
23.3**	Consent of R&T Sok & Heng Law Office (included in Exhibit 8.1)
23.4**	Consent of Frost & Sullivan
99.2**	Code of Business Conduct and Ethics of the Registrant
99.3**	Audit Committee Charter
99.4**	Nominating Committee Charter
99.5**	Compensation Committee Charter
99.6**	Consent of [independent director nominee]
99.7**	Consent of [independent director nominee]
99.8**	Consent of [independent director nominee]
107**	Filing Fee table

____________

*        Filed herewith

**      To be filed by amendment

†        Previously filed

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(iii)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes to file post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering

(3)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(iv)    any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(v)     any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(vi)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(vii)  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Phnom Pehn, Cambodia on             .

Cambodia Airways Co., Ltd
By:	/s/
Yun-Te Wang
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Kong Hwa Ng as attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of the Class A ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/	Chairman
Name: Kong Hwa Ng
/s/	Chief Executive Officer
Name: Yun-Te Wang	(Principal Executive Officer)
/s/	Chief Financial Officer and Director
Name: Zhen Liu	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on             .

By:	/s/
Name:
Title: